    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 2000
                                               REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 TELOCITY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA                              7370                                77-0467929
    (PRIOR TO REINCORPORATION)          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
             DELAWARE                    CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)
      (AFTER REINCORPORATION)
  (STATE OR OTHER JURISDICTION OF
  INCORPORATION OR ORGANIZATION)

                         10355 NORTH DE ANZA BOULEVARD
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 863-6600
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                   PATTI HART

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         10355 NORTH DE ANZA BOULEVARD
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 863-6600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

MARGARET H. KAVALARIS, ESQ.           MATTHEW J. STEPOVICH, ESQ.            MALCOLM I. ROSS, ESQ.
JOHN M. FOGG, ESQ.                    SENIOR VICE PRESIDENT, LEGAL AFFAIRS  BAKER & MCKENZIE
MATTHEW E. HORSLEY, ESQ.              DAVID I. FRAZEE, ESQ.                 805 THIRD AVENUE
GRAY CARY WARE & FREIDENRICH LLP      CORPORATE GENERAL COUNSEL             NEW YORK, NEW YORK 10022
400 HAMILTON AVENUE                   10355 NORTH DE ANZA BOULEVARD         (212) 751-5700
PALO ALTO, CALIFORNIA 94301           CUPERTINO, CALIFORNIA 95014
(650) 833-2000                        (408) 863-6600

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                            AGGREGATE                AMOUNT OF
                SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value..............................       $150,000,000                $39,600
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
              PRELIMINARY PROSPECTUS DATED [               ], 2000
PROSPECTUS

                          [                  ] SHARES

                                [TELOCITY LOGO]

                                  COMMON STOCK

                             ----------------------

      This is Telocity, Inc.'s initial public offering of common stock.

      We expect the public offering price to be between $     and $     per
share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "TLCT."

      INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                             ----------------------

                                                              PER SHARE              TOTAL
                                                              ---------              -----
Public offering price.......................................    $                     $
Underwriting discount.......................................    $                     $
Proceeds, before expenses, to Telocity......................    $                     $

      The underwriters may also purchase up to an additional [       ] shares at
the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about             , 2000.

                             ----------------------

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON
                             ----------------------
                          DONALDSON, LUFKIN & JENRETTE
                             ----------------------

              THE DATE OF THIS PROSPECTUS IS [            ], 2000.

[Telocity logo]

OUR BUSINESS
We intend to be the leading nationwide provider of residential broadband services and applications to and throughout the home.

OUR CUSTOMER APPEAL

[Image depicting the smiling face of a man]

Telocity customers experience the true wonder of the Internet and more. They surf and download up to 50 times faster than dial-up users. They are "always-on," bypassing log-on and password delays -- virtually eliminating the "World Wide Wait." At Telocity, we bring wonderment into people's lives.

[Image depicting the smiling face of a woman]

OUR CONTENT PARTNERS
MEDIA / ENTERTAINMENT / E-COMMERCE
Streaming Audio/Video, Online Gaming, Interactive Shopping,
Personalized Web Pages...
[Telocity logo]
[NBCi logo]
[NBC logo]
[Snap logo]
[Xoom logo]

COMMUNICATIONS
Internet Access, E-Mail, Remote Access, VPNs, Voice Enabled Features, Chat Facilities...
[Telocity logo]
[NBCi logo]

UTILITY
Firewall Security, Secure Banking, Data Security, Home Networking, Home Monitoring, Home Automation, Backup Services...
[Telocity logo]
[GE logo]

PAGES 2 & 3

BROADBAND TO AND THROUGHOUT THE HOME
Three images of NBCi-related Web sites
[Image of house]

Telocity's current and future broadband services provide customers benefits such as always-on, high-speed Internet access, personalized web pages, streaming audio and video, online gaming, interactive shopping, firewall protection and data security services, backup services, VPN capabilities, home networking, home monitoring and automation and other Telocity / NBCi services and applications.

OUR RESIDENTIAL GATEWAY

[Images of Telocity gateway from two different angles - front and back] [Identification of different ports on back of Telocity modem: DSL/Home PNA/Phone Connection; USB Host/USB Slave; Power Connection; Ethernet and Parallel Port]

Our plug-and-play gateway is hassle-free and can be easily self-installed by the customer. Our installation software configures a personal computer automatically, providing immediate high-speed access to the Internet and all of our services. Many services and applications can be added to conform to an individual user's preferences without requiring new equipment or an on-site visit by a technician.

OUR MANAGED NETWORK
[Artist rendering of map of United Sates]
Our nationwide managed network is designed to be responsive, reliable and redundant. Data delivery is enhanced through our satellite-fed caching system. Through our Network Operations Center and Operational Support System, we are able to monitor our services throughout the network and ensure the highest level of support.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    5
Other Relevant Information..................................   20
Use of Proceeds.............................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   23
Selected Consolidated Financial Information.................   24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   32
Management..................................................   50
Related Party Transactions..................................   64
Principal Stockholders......................................   70
Description of Capital Stock................................   73
Shares Eligible for Future Sale.............................   77
Underwriting................................................   79
Legal Matters...............................................   82
Experts.....................................................   82
Additional Information......................................   82
Index to Consolidated Financial Statements..................  F-1

                             ----------------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                           INFORMATION IN PROSPECTUS

      You should be aware that, except where otherwise stated, numbers in this prospectus are based upon the capitalization of our company as of September 30, 1999. Unless specifically stated, the information in this prospectus:

      - reflects the two for one forward stock split effected on October 13, 1999;

      - reflects 18,083,230 shares of common stock outstanding on September 30, 1999 and the automatic conversion of all outstanding shares of our Series A and B convertible redeemable preferred stock as of September 30, 1999 into 26,331,818 shares of common stock upon the closing of this offering;

      - assumes the reincorporation of our company in Delaware prior to the closing of this offering;

      - does not include any rights to purchase stock issued by us or repurchases of stock executed by us after September 30, 1999, including the issuance of the Series C convertible redeemable preferred stock in connection with a financing, which closed on December 13, 1999.

      All references to "we," "us," "our" or "Telocity" in this prospectus mean Telocity, Inc.

                                    SUMMARY

      This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes to the statements.

                                  OUR COMPANY

      We intend to be the leading nationwide provider of subscriber-based broadband services and applications designed for the residential market. We develop, market, integrate and operate branded, interactive online services independently, and we will do so in the near future with strategic partners such as NBCi. Our fully integrated service platform, which includes our self-installable residential gateway device, seamlessly delivers these broadband online services and applications directly to our customers. Our platform enables us to utilize the most reliable, flexible and cost-effective broadband access technology available in each market as we expand our services nationwide. Our goal is to leverage our advantage as an early mover in the residential broadband services area and our proprietary technological advantage in our gateway device to become the provider of choice for lifestyle and productivity enhancing services, content and applications both to and throughout the home.

      We currently deliver services such as high-speed, always-on Internet access, e-mail, personalized Web pages and remote Internet access. In the near future, we expect to offer our customers media, entertainment and electronic commerce services such as online gaming, streaming audio and video and interactive shopping; communication services such as chat facilities, virtual private networks, or VPNs, and voice-enabled features; and utility services such as secure online banking, home networking, home monitoring, home automation and data security.

      Our broadband platform allows us to offer a large and growing suite of services that we can remotely configure to each customer's needs. This standards-based platform consists of our proprietary residential gateway, our managed network, our user interface software, our customer care and support services and our automated billing and provisioning systems. We designed our platform to allow for the rapid addition of customers while enabling us to minimize our associated costs and overhead. Furthermore, our platform's open standards-based architecture gives us the ability to deliver our services effectively through a variety of last mile broadband access technologies. In our initial markets we have deployed our services using digital subscriber line, or DSL technology. This technology allows us to provide our customers with dedicated, or always-on, Internet access at speeds up to 50 times faster than typical dial-up access.

      In December 1999, we formed a strategic relationship with NBCi and its subsidiaries, XOOM.com and Snap.com. Our agreements provide for, among other things, joint development and design of co-branded services that include content and applications such as entertainment, electronic commerce, games, search applications and other features designed for broadband users. Our customers will be able to utilize these online services through our jointly developed and branded portal interface. As part of these agreements, NBCi and its affiliates, GE Capital, NBC and ValueVision, have invested $70.5 million, which consists of $37.5 million in cash and $33.0 million in promotional services at preferred rates. In addition, we have agreed to share a portion of the revenues that are generated from our respective services, advertising and electronic commerce activities.

      In July 1999, we began offering services commercially in Chicago. On December 31, 1999, we were also serving customers in Detroit and 29 of the 40 most populous metropolitan statistical areas in the Southeast, including Atlanta
and Miami. We currently have approximately           customers of which
          are receiving our services and           have placed orders for our
services. By the end of 2000, we expect that our targeted national rollout will
cover more than      of the nation's      most populous metropolitan statistical
areas and   % of the nation's households. As part of providing our services, we have entered into network agreements with BellSouth, Bell Atlantic, SBC and Rhythms NetConnections and anticipate signing additional agreements with other regional and national DSL providers over the next several months.

      Our senior management team has extensive experience in consumer, telecommunications and technology businesses. Our President and Chief Executive Officer, Patti Hart, was previously the President and Chief Operating Officer of Sprint Corporation's Long Distance Division. Peter Olson, our Executive Vice President and Chief Technical Officer, co-founded and was Chief Technical Officer of Octel Communications. Edward Hayes, our Executive Vice President and Chief Financial Officer, was previously the Chief Financial Officer of Lucent Technologies, Inc.'s Global Service Provider Business. Jim Morrissey, our Executive Vice President and Chief Marketing Officer, was an Executive Creative Director and Executive Vice President for Grey Advertising.

      As of December 31, 1999, our sponsors had invested approximately $149 million in connection with issuances of our capital stock, which includes $33 million in promotional services at preferred rates. Our sponsors include NBCi; NBC; GE Capital Equity Investments; ValueVision International; August Capital; Bessemer Venture Partners; Mohr, Davidow Ventures; RRE Investors, LLC; Bessemer Holdings, L.P.; Comdisco, Inc.; Quantum Industrial Partners LDC; and Soros Fund Management LLC.

                               MARKET OPPORTUNITY

      We believe that a substantial business opportunity exists as a result of the following factors:

      - large, growing and underserved market;

      - large and unmet demand for residential high-speed connectivity;

      - growing demand for broadband content and lifestyle enhancing applications;

      - emergence of DSL and other last mile broadband access technologies; and

      - regulatory change that is contributing to the increase in cost-effective last mile broadband access.

                             THE TELOCITY SOLUTION

      We believe our services and applications address many of the residential market's unmet data communication needs. Our solution offers:

      - lifestyle and productivity enhancing services, content and applications;

      - simple plug and play deployment;

      - flexible, always-on broadband connectivity;

      - scalable nationwide network with enhanced content delivery; and

      - service flexibility and ease-of-use.

                               BUSINESS STRATEGY

      Our goal is to leverage our advantage as an early mover in the residential broadband services market and our proprietary technological advantage in our gateway device to become a provider of choice for lifestyle and productivity enhancing services, content and applications, both to and throughout the home. We intend to implement the following strategies to achieve our goal:

      - capture early mover and proprietary technology advantage;

      - deliver quality broadband services both to and throughout the home;

      - leverage strategic partnerships;

      - expand our direct marketing and branding efforts; and

      - deliver high quality customer service and support.

      Our principal executive offices are located at 10355 North De Anza Boulevard, Cupertino, California 95014, and our telephone number is (408) 863-6600. We maintain Web sites at www.telocity.com and www.telocity.net. Information contained in our Web sites does not constitute a part of this prospectus.

                                  THE OFFERING


Common stock offered by Telocity:............  shares
Shares outstanding after the offering........  shares
Use of proceeds..............................  We estimate that our net proceeds from this offering without exercise of the
                                               over-allotment options will be approximately
                                               $     million. We intend to use these
                                               proceeds for general corporate purposes,
                                               including:
                                               - fund working capital needs, and
                                               - expand our network, operations, and sales
                                               and marketing efforts.
Risk factors.................................  See "Risk Factors" and other information included in this prospectus for a discussion
                                               of factors you should carefully consider
                                               before deciding to invest in shares of the
                                               common stock.
Proposed Nasdaq National Market symbol.......  TLCT

      The number of shares that will be outstanding after the offering is based on 44,415,048 shares outstanding as of September 30, 1999 and excludes:

      - 1,520,286 shares of common stock issuable upon exercise of options outstanding at September 30, 1999 under our 1998 Stock Plan, with a weighted average exercise price of $0.89 per share;

      - 2,297,056 shares reserved for issuance under our 1998 stock option plan as of September 30, 1999;

      - 2,900,000 shares of common stock reserved for issuance under 2000 Employee Stock Purchase Plan and 2000 Outside Directors Stock Plan immediately following the offering; and

      - 2,284,215 shares of common stock issuable through the exercise of common stock and convertible preferred stock warrants outstanding on September 30, 1999 at a weighted average exercise price per share of $0.57.

This number assumes that the underwriters' over-allotment options are not exercised. If the over-allotment options are exercised in full, we will issue
and sell an additional           shares.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   PERIOD FROM
                                                 AUGUST 18, 1997       YEAR ENDED        NINE MONTHS
                                                (INCORPORATION) TO    DECEMBER 31,          ENDED
                                                DECEMBER 31, 1997         1998        SEPTEMBER 30, 1999
                                                ------------------    ------------    ------------------
STATEMENT OF OPERATIONS DATA:
Revenues......................................       $    --            $     --           $     57
  Loss from operations........................          (678)             (7,438)           (18,374)
  Net loss....................................          (678)             (7,590)           (18,978)
  Basic and diluted net loss per share........       $ (0.56)           $  (1.39)          $  (2.57)
  Shares used in computing basic and diluted
     net loss per share.......................         1,220               5,472              7,380
  Pro forma basic and diluted net loss per
     share (unaudited)........................                             (0.65)             (0.62)
  Shares used in computing pro forma basic and
     diluted net loss per share (unaudited)...                            11,628             30,510

                                                                  AS OF SEPTEMBER 30, 1999
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $    179    $    179       $
  Working capital deficit.................................    (5,896)     (5,896)
  Total assets............................................     8,899       8,899
  Long-term obligations, less current portion.............     5,819       5,819
  Mandatorily redeemable convertible preferred stock......    22,258          --
  Total stockholders' equity deficit......................   (26,029)     (3,771)

      For an explanation of the determination of the number of shares used in computing per share data refer to Note 2 of Notes to Consolidated Financial Statements. The pro forma basis gives effect to the conversion of all outstanding mandatorily redeemable convertible preferred stock which will be converted automatically into common stock upon the closing of this offering. The
as adjusted amounts above give effect to the sale of the           shares of
common stock offered hereby at an assumed public offering price of $     per
share (less underwriting discounts and commissions and estimated offering expenses). Further information can also be found in "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

      Investing in our common stock involves a substantial risk. You should consider carefully the risks and uncertainties described below and elsewhere in this prospectus before deciding to buy our common stock. If any of the following risks or uncertainties occurs, our business could be adversely affected. In this event, the trading price of our common stock could decline, and you could lose all or part of your investment.

             RISKS RELATED TO OUR OPERATIONS AND FINANCIAL RESULTS

WE HAVE A LIMITED OPERATING HISTORY IN A NEW AND RAPIDLY EVOLVING INDUSTRY AND WE MAY NOT SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

      We were incorporated in August 1997 and first began offering residential broadband services commercially in Chicago in July 1999. We have been offering our services on a wider basis since November 1999, when we started our rollout in the Southeast. As a result of the expansion of our services and the accompanying buildout of our network, we grew from 36 employees at December 31, 1998 to approximately 190 employees at December 31, 1999. Of our entire current management team of 12, only four members were with us at December 31, 1998. As a result of these factors, our business model is still in development and our limited historical financial and operating data are not a good indication of how our business is doing or how it is evolving. In addition, you should not expect future growth in operations, revenue, employees or other benchmarks to be comparable to our recent developments in those areas. All these factors make evaluating our business difficult.

      You must consider our business and prospects in light of the risks and difficulties typically encountered by companies in new and rapidly evolving industries such as ours. We may not be successful in addressing these risks, and if we are not successful, we may not be able to implement our business plan successfully. Some of the risks that we face include:

      - the uncertain demand for our services and applications;

      - the need to develop and expand our network infrastructure, our systems and our sales, operations and customer support organizations;

      - our ability to market successfully to our target customers;

      - increased competition in the broadband access and Internet content industry;

      - the deployment and availability of DSL and other last mile technology in the markets in which we operate;

      - competition from established rivals; and

      - our ability to attract and retain qualified management and other key personnel.

WE HAVE INCURRED NET LOSSES SINCE OUR INCEPTION AND EXPECT FUTURE LOSSES. ACCORDINGLY, WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY, AND EVEN IF WE DO BECOME PROFITABLE, WE MAY NOT BE ABLE TO SUSTAIN PROFITABILITY.

      We have incurred net losses in every quarter and annual period since our incorporation in August 1997 and expect to continue to operate at a loss for the foreseeable future, primarily as a result of the expansion of our network and operations. Although we intend to increase our expenditures and operating expenses rapidly and substantially as we expand our network and operations, we do not expect our revenues to increase as rapidly and as substantially. We cannot forecast with any degree of accuracy when, or if, we will become profitable. This is true because of the following:

      - we expect to incur substantial operating and net losses and negative operating cash flow for the foreseeable future;

      - we had negative cash flow from operating activities of $5.4 million in 1998 and $15.9 million for the first three quarters of 1999;

      - we had an annual interest and amortization expense relating to the expansion of our network and operations of approximately $ million in 1999 and expect this expense to increase significantly in the future;

      - we had an annual charge to earnings relating to employee stock-based compensation and non-employee option and warrant grants of approximately
        $          in 1999 and expect this expense to increase significantly in the future; and

      - as of September 30, 1999, we had an accumulated deficit of approximately $27.2 million.

OUR FAILURE TO MANAGE OUR GROWTH COULD ADVERSELY AFFECT THE RETENTION AND GROWTH OF OUR CUSTOMER BASE AND OUR SERVICE OFFERINGS AND MAKE IT DIFFICULT TO IMPLEMENT OUR STRATEGY OF SUPERIOR CUSTOMER SERVICE.

      We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. Failure to manage our future growth effectively could adversely affect the retention and growth of our customer base and of our service offerings and could materially and adversely affect our business, prospects, operating results and financials condition. Our expansion to date has strained our management, financial controls, operations systems, personnel and other resources. From time to time, we have had difficulty effectively deploying our network operations and expanding our network on extremely short deadlines while providing adequate customer service and efficient provisioning of new customers.

      Any future rapid expansion will likely increase these strains. If our marketing strategy is successful, we may experience difficulties responding to customer demand for services and technical support in a timely manner and in accordance with customer expectations. Furthermore, we may make mistakes in operating our business. We may make inaccurate sales forecasts, overtax our most talented and capable personnel, inadequately test our network deployments or devote insufficient resources for new markets, material planning and financial reporting. As a result, rapid growth of our business could make it difficult to implement successfully our strategy to provide superior customer service. To manage any growth of our operations, we must:

      - improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

      - hire, train and manage additional qualified personnel and take steps to ensure that we do not overtax our most talented and capable personnel;

      - expand and upgrade the core technologies for our broadband platform and for our services and applications; and

      - effectively manage multiple relationships with our customers, suppliers, vendors and other third parties.

OUR ABILITY TO SUSTAIN OR GROW OUR BUSINESS, ESPECIALLY THE DEVELOPMENT OF OUR CONTENT OFFERINGS, MAY BE HARMED IF WE ARE UNABLE TO MAINTAIN OUR STRATEGIC RELATIONSHIP WITH NBCI AND ITS AFFILIATES.

      Our business, especially the development of our content offerings, is substantially dependent upon our strategic partnership with NBCi and its affiliates. If NBCi breaches its agreements or fails to perform its obligations under its agreements, we may not be able to sustain or grow our business. NBCi may also terminate its agreements with us should certain events occur. For example, NBCi may terminate its Operating Agreement with us if one of a number of named NBC or NBCi competitors acquires more than 33% of us. NBCi may terminate the promotional exclusivity provisions of the Operating Agreement if certain performance milestones are not met, including our failure to raise sufficient capital to launch our service in at least 16 markets by the end of 2000 and 26 markets by the end of 2001, if Ms. Hart leaves

Telocity within three years. NBCi or NBC may terminate their Advertising Agreements with us in the event of a change in control, an uncured material breach of the agreements or bankruptcy related events of our company.

      In the event that relationships with NBCi or its affiliates are terminated, we may not be able to develop other strategic relationships. In addition, any strategic agreements we enter into in the future may not be successful. The amount and timing of resources that our strategic partners devote to our business is not within our control. Our strategic partners may not perform their obligations as expected. Agreements with our strategic partners are new, and we cannot be certain that any revenue will be derived from these agreements. For a further discussion of our strategic relationship with NBCi please refer to "Business -- Strategic Partnership with NBCi and Affiliates" and "Related Transactions -- Strategic Relationship with NBCi and Affiliates."

OUR MANAGEMENT TEAM IS NEW AND, IF THEY ARE UNABLE TO WORK TOGETHER EFFECTIVELY, OUR BUSINESS COULD BE SERIOUSLY HARMED.

      Our business is highly dependent on the ability of our management team to work together effectively to meet the demands of our growth. Our productivity and the quality of our services and applications may be adversely affected if our team does not learn to work together quickly and effectively. We employed only four members of our current management team at the beginning of 1999. In particular, Patti Hart, our President and CEO, joined us in June 1999, Jim Morrissey, our Executive Vice President and Chief Marketing Officer, joined us in September 1999, Scott Martin, our Executive Vice President and Chief Administrative Officer, joined us in December 1999 and Edward Hayes, our Executive Vice President of Finance and Chief Financial Officer, joined us in January 2000. These individuals have not previously worked together as a management team and have had only limited experience managing a rapidly growing company.

OUR GROWTH DEPENDS ON OUR ABILITY TO HIRE AND RETAIN HIGHLY QUALIFIED EMPLOYEES AND SENIOR EXECUTIVES.

      Our future success and ability to sustain our growth depends upon the continued service of our executive officers and other key engineering, sales, operations, marketing and support personnel. The loss of the services of any of our senior management team, all but one of whom are at-will employees, or the failure to attract and retain additional key employees could harm our business. Competition for qualified personnel in our industry and in the San Francisco Bay Area, as well as the other geographic markets in which we recruit, is extremely intense and characterized by rapidly increasing salaries and equity positions, which may increase our operating expenses or hinder our ability to recruit qualified candidates. Furthermore, we must compete with companies in earlier stages of their development, that can offer substantially greater equity positions to current and potential employees. For these reasons, we may be unable to retain or recruit qualified candidates, much less the most highly qualified.

WE MAY EXPERIENCE DIFFICULTIES IN THE EXPANSION OF OUR NETWORK AND THE INTRODUCTION OF OUR NEXT GENERATION GATEWAY THAT COULD DELAY THE LAUNCH OF NEW SERVICES THEREBY INCREASING EXPENSES AND DECREASING REVENUE.

      The development of new or enhanced equipment, systems, services and applications is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. We have experienced in the past and may experience in the future design, development, implementation or other difficulties that could delay or prevent our introduction of new or enhanced services or applications. These delays could cause our revenues to decline.

      The introduction of new or enhanced services or applications also may require us to manage a transition from older equipment and technology, minimize disruption in customer ordering patterns, and ensure that adequate supplies of new equipment can be delivered to meet anticipated customer demand. We anticipate that we will replace our existing residential gateway when our next-generation residential gateway is commercially released. Furthermore, despite testing, our next-generation residential gateway may contain undetected or unresolved errors when it is first released. These errors could result in:

      - delays in or loss of market acceptance and sales;

      - diversion of development resources;

      - injury to our reputation; and

      - increased service, warranty and other operating expenses.

IF WE ARE UNABLE TO DEVELOP AN EFFECTIVE MARKETING CAMPAIGN TO ATTRACT CUSTOMERS, OUR BUSINESS WILL SUFFER.

      We plan to increase our spending on advertising and promotions and to implement new marketing campaigns. These strategies may not be successful. If we are unable to design and implement effective marketing campaigns or otherwise fail to promote and maintain our brand, our sales could decline and even if our sales do increase, we could still fail to achieve levels necessary to result in profitability.

FAILURE TO PROVIDE HIGH QUALITY CUSTOMER CARE AND TECHNICAL SUPPORT SERVICES MAY REDUCE OUR SALES AND HARM OUR REPUTATION.

      If our customer care and technical support services fail to satisfy our customers' needs, we face an increased risk that customers will purchase services from our competitors. In addition to losing customers directly because of a failure of our customer care and technical support services, if our support strategy fails, our brand could be diluted or tarnished, which would harm our ability to market our services in the future.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY FROM PERIOD TO PERIOD WHICH MAY CAUSE OUR STOCK PRICE TO BE EXTREMELY VOLATILE. WE MAY ALSO FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, CAUSING OUR STOCK PRICE TO DECLINE.

      Our operating results are likely to fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are outside our control. If we experience such fluctuation, we may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline or be extremely volatile. These factors include the following:

      - the rate at which we sign up new customers, turnover of customers and fluctuations in demand for our services, all of which are uncertain because our services are new;

      - the prices our customers are willing to pay, as well as price competition from competitors;

      - the amount and timing of expenditures relating to the expansion of our services and network;

      - our ability to ship our residential gateway device on a timely basis and at a reasonable cost;

      - the effectiveness of our marketing and sales campaigns;

      - unexpected delays in introducing new or enhanced gateways, including manufacturing delays;

      - our ability to attain and maintain quality levels for our residential gateway and the other components of our broadband platform;

      - our ability to obtain sufficient supplies of sole or limited source components for our gateway device and network infrastructure;

      - the success of our relationships with our partners, including NBC Internet, Inc., or NBCi;

      - our ability to deploy our network on a timely basis and to ensure that it has all the technical attributes necessary to support our services and applications while avoiding technical difficulties and network downtime;

      - our ability to sign up new customers in volumes necessary to receive discount pricing for last mile circuits;

      - the introduction of new services or technologies by our competitors, or announcements that new services or technologies will be offered by our competitors in the future;

      - the entry of new competitors into our market, including by merger, acquisition, or strategic alliances;

      - regulatory developments at the local, state or federal level, including interpretations of the 1996 Telecommunications Act; and

      - the condition of the telecommunication and network service industries and general economic conditions.

      In addition, most of our operating costs are fixed and based on our revenue expectations. Therefore, if we have lower revenues than we were expecting, we may be unable to reduce our expenses in the same period in which the operating costs were incurred, resulting in lower quarterly operating results for that period. For example, during 1999 we hired approximately 150 employees, moved into significantly larger facilities and greatly increased our operating expenses. We do not know whether our business will grow rapidly enough to absorb these costs.

IF SALES FORECASTED FOR A PARTICULAR PERIOD ARE NOT REALIZED IN THAT PERIOD DUE TO THE LENGTHY DEVELOPMENT AND TESTING CYCLES OF OUR TECHNOLOGIES AND SERVICES, OUR OPERATING RESULTS FOR THAT PERIOD WOULD BE ADVERSELY AFFECTED.

      We cannot forecast with any degree of accuracy our revenues in future periods or how quickly customers will select our services, if at all. In view of these factors, we may not be able to achieve or sustain profitability. Our ability to achieve profitable operations on a continuing basis will depend on a number of factors, many of which are beyond our control. These factors include:

      - the rate of market and consumer acceptance of broadband technology, especially DSL in the short-term, as well as of our brand and our services;

      - changes in industry standards governing broadband technology, especially DSL;

      - changes in our development schedules and those of competitors that provide competing broadband products and services, or changes in levels of expenditure on research and development by us or our competitors;

      - personnel changes, particularly those involving management, engineering or operations personnel;

      - the costs associated with protecting our intellectual property and with defending against unforeseen litigation;

      - regulatory developments; and

      - general economic trends.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH AND EVEN IF WE ARE ABLE TO RAISE ADDITIONAL CAPITAL, IT MAY BE ON UNACCEPTABLE TERMS, MAY DILUTE YOUR OWNERSHIP OR MAY RESTRICT OUR FLEXIBILITY IN RUNNING OUR BUSINESS.

      We expect that our existing capital resources coupled with the proceeds of this initial public offering will be sufficient to meet our cash requirements
through at least the next   months. We will not have completed our nationwide
service rollout by this time and will need additional capital, whether or not our estimate on how long current capital resources will last is accurate. If additional capital becomes necessary and we are unable to raise additional capital on acceptable terms, we may not be able to complete our network, develop or enhance our gateway and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any or all of which could have a material adverse effect on our business.

      We intend to seek substantial additional financing in the future to fund the growth of our operations, including funding the significant capital expenditures and working capital requirements necessary for us to complete our nationwide rollout and provide service in our targeted markets. Furthermore, our actual funding requirements may differ materially if our assumptions underlying this estimate turn out to be incorrect. Therefore, you should consider our estimate in light of the following facts:

      - we have no meaningful history of operations or revenues;

      - our estimated funding requirements do not reflect any contingency amounts and may increase, perhaps substantially, if we are unable to generate revenues in the amount and within the time frame we expect or if we have unexpected cost increases; and

      - we face many challenges and risks, including those discussed elsewhere in this section.

      This additional capital may not be available on acceptable terms, if at all. In the recent past the financial markets have experienced extreme price fluctuations. A market downturn or general market uncertainty may adversely affect our ability to secure additional financing.

      If additional capital is raised through the issuance of equity securities or by incurring convertible debt, the percent ownership of our existing stockholders will be reduced and those stockholders may experience dilution in net book value per share. Any debt financing, if available, may involve covenants limiting or restricting our operations or future opportunities or pledging our assets as security for borrowings.

             RISKS RELATED TO OUR INDUSTRY, TECHNOLOGY AND NETWORK

OUR SERVICES ARE NEW AND MAY NOT GAIN BROAD MARKET ACCEPTANCE.

      Residential broadband Internet access and the related services we support through our platform is a new and emerging business, and we cannot guarantee that our services will attract widespread demand or market acceptance. If this market fails to develop or develops more slowly than anticipated, our business would be harmed and our revenues would be adversely affected. Customers may fail to accept our services because of:

      - the inconsistent quality of our services or our failure to deliver what we promise;

      - the length of time between ordering and delivery of our services;

      - the expense of the services;

      - the failure of the market for home appliances and other applications that could be supported through our broadband platform to develop adequately;

      - the creation of alternative technologies that gain acceptance;

      - a lack of content, inadequate facilities to transmit content, failure to enter or maintain partnerships for content, or the failure of our partners to deliver content;

      - congestion in our network;

      - inadequate security; or

      - our inability to meet growing demands for increasing bandwidth.

THE SCALABILITY, RELIABILITY AND SPEED OF OUR NETWORK REMAIN LARGELY UNPROVEN AND MAY NOT SATISFY CUSTOMER DEMAND.

      To date, we have deployed our network only in Chicago, Detroit and 29 of the 40 most populous metropolitan statistical areas in the Southeast, including Atlanta and Miami. Most of this deployment has taken place in the last few months. By the end of 2000, we expect that our targeted national rollout will
cover more than      of the nation's      most populous metropolitan statistical
areas and   % of the nation's households. The ability of our network and
Operational Support System to connect and manage a substantial number of online customers at high speeds on a national scale is still unknown. Consequently, there is a risk that we may not be able to scale our network and Operational Support System to meet our projected customer numbers while achieving and maintaining superior performance. This risk will continue to exist as long as we expand our services geographically to increasing numbers of customers. Our failure to achieve or maintain high-speed digital transmissions would significantly reduce customer demand for our services.

      Peak digital data transmission speeds currently offered across our networks when utilizing DSL are 1.5 megabits per second. However, the actual data transmission speeds over our networks can be significantly slower depending on a variety of factors, many of which are out of our control, including:

      - the distance an end-user is located from a central office;

      - the configuration of the telecommunications line being used;

      - the quality of the telephone lines provisioned by traditional telephone companies;

      - the inside wiring of our customers' homes; and

      - the limitations of the customer's computer.

WE FACE INTENSE COMPETITION FROM, AMONG OTHERS, PROVIDERS OF ONLINE SERVICES, INTERNET SERVICE PROVIDERS, CABLE MODEM SERVICE PROVIDERS AND TELECOMMUNICATIONS SERVICE PROVIDERS.

      We experience strong competition in all of our target service areas, including from providers of online services, Internet service providers, cable modem service providers, interactive television providers, Internet portal or content sites, telecommunications service providers, wireless and satellite service providers, and consumer electronics and appliance manufacturers. We expect this competition to intensify and we may be unsuccessful in generating a significant number of new customers or retaining existing customers. Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than we do. As a result, these competitors:

      - may be able to develop and adopt new or emerging technologies and respond to changes in customer requirements or devote greater resources to the development, promotion and sale of their products and services;

      - may form new alliances to rapidly acquire significant market share; and

      - may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing high-speed broadband services.

      For example, telecommunications service providers, including incumbent and competitive carriers, have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own telephone lines and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Cable modem service providers such as Excite@Home, and Time Warner Cable through its RoadRunner service, may have the ability to leverage their existing monopolies. For a further discussion of the competition we face, please refer to "Business -- Competition."

OUR FAILURE TO ENHANCE OUR EXISTING GATEWAY OR TO DEVELOP AND INTRODUCE NEW SERVICES AND APPLICATIONS THAT MEET CHANGING CUSTOMER REQUIREMENTS AND EMERGING INDUSTRY STANDARDS WOULD HARM OUR ABILITY TO SELL OUR SERVICES.

      The market for high-speed broadband access is characterized by rapidly changing customer demands and short life cycles for services and applications. If enhancements to our existing services or development of new services and applications takes longer than planned, the delay would adversely affect our ability to sell our services and our results of operations and financial condition would be adversely affected. Our future success will depend in large part upon our ability to:

      - identify and respond to emerging technological trends in the market;

      - develop and maintain competitive services and applications that meet changing customer demands;

      - enhance our broadband platform by adding innovative features that differentiate our services and applications from those of our competitors;

      - bring services and applications to market on a timely basis;

      - ensure compatibility with any new technologies that become industry standards;

      - introduce services and applications that have competitive prices; and

      - respond effectively to new technological changes or new service announcements by others.

      The technical innovations required to remain competitive in the broadband industry are inherently complex, require long development cycles and sometimes necessitate that we depend on sole-source suppliers. We must continue to invest in research and development in order to maintain and enhance our existing technologies and our broadband platform, but we may not have sufficient funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be interoperable with changing technological requirements or standards. We will have to incur most research and development expenses before the technical feasibility or commercial viability of enhanced or new services can be ascertained. Our revenues from future or enhanced services may not be sufficient to recover our associated development costs.

IF OUR SINGLE SOURCE GATEWAY SUPPLIER IS UNABLE TO MEET OUR NEEDS, OUR RESULTS OF OPERATIONS WILL BE HARMED.

      We rely on Wellex Corporation to produce our proprietary residential gateway device and we will not have another supplier for at least five months. Presently, Wellex produces all of our gateways at its site in Northern California and, in the event of a natural disaster, our business could be harmed. If Wellex experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then gateway shipments to our customers could be delayed, which would negatively affect our net revenues, competitive position and reputation. Should Wellex cease to be our contract supplier for any reason, we would then need to qualify a new gateway supplier and may be unable to find a gateway supplier that meets our needs or that can source components as cost-effectively as Wellex. Qualifying a new gateway supplier and commencing volume production is expensive and time consuming. Transferring production operations can significantly disrupt gateway supply. If we are required or choose to change gateway suppliers, we may lose sales and may experience increased production or component costs, and our customer relationships may suffer.

      There are a number of other risks associated with our dependence on a single third party supplier, including the following:

      - reduced control over delivery schedules and quality assurance;

      - manufacturing yields and costs;

      - the potential lack of adequate capacity during periods of excess demand;

      - limited warranties on products supplied to us;

      - increases in prices; and

      - the potential misappropriation of our intellectual property.

WE DEPEND ON SINGLE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS OF OUR BROADBAND PLATFORM, INCLUDING THE GATEWAY AS WELL AS OUR NETWORK, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

      If any of our sole-source manufacturers delays or halts production of any of the components or equipment that we use in our residential gateway or our network, our business would be harmed, and our results of operations and financial condition would be adversely affected. Furthermore, we expect to incorporate additional sole-source components into our next-generation gateway planned for release during the first six months of 2000, thereby increasing our sole-source supplier risks. We currently depend on single source suppliers for a number of key components, such as chipsets, processors, unique tooled plastics, flash memory, random access memory, and other chips. If supply of these key components should cease, we may be required to redesign elements of our platform. In some cases, we might need six months or more to remedy a complete cessation of delivery of components from a supplier. Alternate vendors may not meet our quality standards. We have no supply commitments from our vendors and we and our contract supplier generally purchase components on a purchase order basis, as opposed to entering into long-term procurement agreements. Delays or failure to identify an alternate vendor, if required, a reduction or interruption in supply or a significant increase in the price of components would materially harm our operating results. In addition, if we are required to pay higher prices for these single or limited source components and we cannot charge higher prices for our services, our gross margin would be harmed. Furthermore, overall market conditions affecting supply and pricing for key commodity components are known to fluctuate significantly at times. In addition, any of our sole-source suppliers may:

      - enter into exclusive arrangements with our competitors;

      - stop selling their equipment or components to us at commercially reasonable prices; or

      - refuse to sell their equipment or components to us at any price or stop selling them entirely, such as by discontinuing the products or components or by going out of business.

IF WE FAIL TO PREDICT ACCURATELY OUR SUPPLY REQUIREMENTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE DELAYS.

      We provide Wellex with rolling forecasts of our gateway requirements based on anticipated orders. Wellex uses these forecasts to purchase components for our gateway. Our component requirement forecasts may not be accurate. If we overestimate our component requirements, Wellex may have excess inventory, which would increase our costs. Also, because lead times for materials and components that we require vary significantly and depend on a variety of factors, if we underestimate our requirements, Wellex may have inadequate inventory, which could interrupt their manufacturing of our gateway and result in delays in system shipments. Any of these events could harm our business and results of operations.

WE CANNOT PROVIDE SERVICES AND APPLICATIONS UNLESS DSL CONNECTIVITY PROVIDERS SUPPLY US WITH DSL CONNECTIONS AND COOPERATE WITH US FOR THE TIMELY PROVISION OF DSL CONNECTIONS FOR OUR CUSTOMERS.

      We must obtain DSL connections from incumbent and competitive carriers and have their continuing cooperation for the timely provision of DSL connections for our customers in order for us to provide broadband services and applications. In addition, we depend on incumbent and competitive carriers to test and maintain the quality of the DSL connections that we use. An inability to obtain adequate and timely access to DSL connections on acceptable terms and conditions from incumbent and competitive carriers and to gain their cooperation in the timely provision of DSL connections for our customers could harm our business, as could their failure to properly maintain the DSL connection we use.

      Because in some instances our incumbent and competitive carriers will also provide broadband Internet access and other services, we will compete with our suppliers. Although our suppliers are required to provide DSL connections based on applicable tariffs and other regulations, they may nevertheless be reluctant to cooperate with us. Compelling these suppliers to meet the regulatory requirements may be expensive and time consuming and could result in delays and increased expenses associated with providing our services and applications on a wider scale, which in turn could harm our business.

OUR SERVICES MAY NOT BE DELIVERED EFFECTIVELY, OR AT ALL, BECAUSE OF THE PHYSICAL LIMITATIONS OF OUR CUSTOMERS' TELEPHONE LINES, INCLUDING INSIDE WIRING, OR BECAUSE THE TELEPHONE LINES WE RELY UPON MAY BE UNAVAILABLE OR IN POOR CONDITION.

      Our ability to provide services and applications to potential customers through DSL connections through the telephone network depends on the length of our customers' local telephone lines, over which DSL must operate. It also depends on the quality, physical condition, availability and maintenance of those telephone lines, which is within the control of incumbent carriers. DSL technology is distance sensitive and, in many cases, the homes of our customers may be located outside the maximum distance from the telephone company central switching office for the proper function of the DSL technologies we currently use. If the homes of a significant number of customers that desire our service are located beyond this maximum distance, it could materially inhibit our ability to deploy our broadband services to those homes, which would harm our business.

      Likewise, the current condition of local telephone lines may be inadequate to permit us to provide our services to all of our customers utilizing our current DSL technologies. The copper telephone lines that we rely upon to provide service to our customers' homes may not be of sufficient quality or they may not be adequately maintained by the incumbent carrier for proper DSL functionality, which could significantly inhibit our ability to deploy our broadband services to those homes, which would harm our business.

      Further, some telephone companies use technologies other than copper lines to provide telephone services between the incumbent carrier central switching office and the customer's residence (also known as the "last mile"), and DSL-based services might not be available to those customers. If a significant number of the homes of customers that desire our service are connected to the telephone network with non-copper last mile connection, it could materially inhibit our ability to deploy our broadband services to those homes and would harm our business.

A SYSTEM FAILURE OR BREACH OF NETWORK SECURITY COULD CAUSE DELAYS OR INTERRUPTIONS OF SERVICE TO OUR CUSTOMERS.

      Our operations depend on our ability to avoid damages from fires, earthquakes, floods, power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at our Network Operations Center, our backbone or any of our metropolitan hubs or collocation facilities could cause interruptions in the services provided by us and these interruptions could result in the loss of customers and the attendant reduction of revenue. Additionally, if an incumbent carrier, competitive carrier or other service provider fails to provide the communications capacity we require, as a result of a natural disaster, operational disruption or any other reason, then this failure could interrupt our services.

      Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Providers of Internet services, including us, have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers, which might cause us to be liable to our customers, and also might deter potential customers. Eliminating computer viruses and alleviating other security problems, including problems created by our or a vendor's employee, may require interruptions, delays or cessation of service to our customers.

                      OTHER RISKS RELATED TO OUR BUSINESS

A GENERAL ECONOMIC DOWNTURN COULD RESULT IN CUSTOMERS CANCELING THEIR SUBSCRIPTION TO PURCHASE OUR SERVICES AND APPLICATIONS OR THE DECISION BY PROSPECTIVE CUSTOMERS NOT TO ENTER INTO SUBSCRIPTIONS.

      To the extent the general economic health of the United States or of certain regions in which many of our customers reside declines from recent historically high levels, or to the extent customers fear a decline is imminent, these customers may reduce expenditures for services such as ours. Any decline or concern about an imminent decline could also delay decisions among certain of our customers to renew their subscription to purchase our services or to add new services to their existing subscriptions, or could delay decisions by prospective customers to make initial evaluations of our services. Since many consumers may perceive our services as unnecessary or as a "luxury" item, we could be particularly hard hit by an economic downturn. Any reduction of or delays in expenditures would harm our business.

OUR BUSINESS IS SIGNIFICANTLY AFFECTED BY THE LEGISLATIVE, REGULATORY AND JUDICIAL RULES APPLICABLE TO TELECOMMUNICATIONS SERVICES AND THE BROADBAND MARKETPLACE.

      Since 1996, telecommunications laws have been in a state of particularly rapid change. We rely on our ability to purchase DSL connectivity from both incumbent and competitive carriers, vendor channels that may not remain open to use, or for which prices may rise, if the regulatory status of these service providers changes in the future. In order to protect our market options and business flexibility, we may also be required to participate in legislative, regulatory and judicial proceedings, or proceedings may be instituted against us by competitors seeking to harm our business, all of which could entail the diversion of substantial funds and management attention.

      Additional government risks we face include:

      - our services might be determined to be subject to price regulation at the federal or state level;

      - the competition among our DSL connectivity providers that we rely on to maintain efficiently priced and high quality DSL connectivity, and thereby reduce the cost of our services, could be adversely affected if the regulatory mandates that have opened the existing telephone network to competition are stayed, reversed or modified by appellate courts, if the laws and decisions requiring incumbent and competitive carriers to sell DSL connectivity to companies like ours are changed or vacated, or if new regulatory mandates degrade competition; and

      - the prices we pay to telecommunications carriers for network capacity, data transport, collocation and other portions of our network infrastructure may be affected by changes in the laws and regulations governing tariffs, pricing and taxation of telecommunications services.

      In addition to the above, federal, state, local or foreign governments may impose taxation or other content related regulations on the Internet and the services we offer, which would decrease our revenues and harm our operating results. We may also face potential legal exposure associated with the provision of content-based Internet services in such areas as obscenity and indecency, advertising, gaming, privacy, child Internet privacy, the use of personal information gathered online and trademark or copyright infringement. Many of the rules in these areas are ambiguous and rapidly evolving, making definitive assessment of legal risks difficult. For a discussion of the regulatory environment in which we operate, please see the section entitled
"Business -- Government Regulation."

OUR INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT OUR PROPRIETARY RIGHTS.

      The steps we have taken may be inadequate to protect our technology or other intellectual property. We may be unable to use intellectual property to prevent other companies from competing with us. While we have developed some proprietary techniques and expertise, we believe that many of our activities and systems are not protectable as proprietary intellectual property. Accordingly, we may be unable to prevent third parties from developing techniques that are similar or superior to our technology. Likewise we may be unable to prevent third parties from designing around our copyrights, patents and trade secrets, or from utilizing our intellectual property without detection or without adequate remedy.

      We claim common law trademark protection for a limited number of marks and have applied for federal registrations for only two. Our trademark strategy has shifted in the past and may again in the future as we choose to abandon old marks and utilize new ones, which might have the effect of diluting our branding strategy or confusing our customers. Because we have had no systematic process in the past for the identification of patentable inventions, we may have overlooked important technologies that could have been, but have not yet been patented by us. Some of these inventions may no longer be patentable. Moreover, we have not undertaken any systematic searches to determine whether key patents exist that might prevent us from manufacturing, selling or using our gateway devices or other services. We therefore might infringe patents of third parties. We also rely on unpatented trade secrets and know-how to maintain our competitive positions, which we seek to protect, in part, by confidentiality agreements, strategic alliances and contracts with employees, consultants and others. The steps we have taken may not have been adequate to protect these trade secrets.

WE ARE VULNERABLE TO CLAIMS THAT OUR PLATFORM INFRINGES THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, AND ANY RESULTING CLAIMS AGAINST US COULD BE COSTLY TO DEFEND OR SUBJECT US TO SIGNIFICANT DAMAGES.

      Infringement claims could materially harm our business. From time to time, we may receive notice of claims of infringement of third parties' proprietary rights. The fields of telecommunications and Internet communications are filled with patents, both pending and issued. We may unknowingly infringe such a patent. We may be exposed to future litigation based on claims that our platform infringes the intellectual property rights of others, especially patent rights. Someone, including a competitor, might file a suit with little merit, in order to harm us commercially, to force us to re-allocate resources to defending such a claim, or extract a large settlement. In addition, our employees might utilize proprietary and trade secret information from their former employers without our knowledge, even though we prohibit these practices.

      Any litigation, with or without merit, could be time consuming to defend, result in high litigation costs, divert our management's attention and resources or cause us to delay deployment of related technology. A jury or judge may decide against us even if we had not in fact infringed. If we lose or are forced to settle, we could be required to remove or replace allegedly infringing technology, to develop non-infringing technology or to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all.

WE MAY BE SUBJECT TO CLAIMS AS A RESULT OF INFORMATION PUBLISHED ON, POSTED ON OR ACCESSIBLE FROM OUR INTERNET SITES.

      We may be subject to claims for defamation, negligence, copyright or trademark infringement (including contributory infringement) or other claims relating to the information contained on our Internet sites, whether written by us or third parties. These types of claims have been brought against providers of online services in the past and can be costly to defend regardless of the merit of the lawsuit. Although recent federal legislation protects online services from some claims when the material is written by third parties, this protection is limited. Furthermore, the law in this area remains in flux and varies from state to state, and from country to country.

      Several private lawsuits seeking to impose such liability upon providers of Internet services are currently pending; some others have been decided against providers of Internet services. Further imposition of liability upon a provider of Internet services for information carried on or disseminated through its system could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources, or to discontinue certain services. The increased attention focused upon liability issues as a result of these lawsuits could slow the growth of Internet use. Furthermore, certain foreign governments have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. A foreign government might decide that we are subject to jurisdiction in the foreign government's judicial system because content from our Websites is available throughout the world, which could force us to defend ourselves in a costly and time-consuming foreign judicial proceeding, where the law could be unfavorable to us.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

      We may make investments in complementary companies, products or technologies. Should we do so, our failure to successfully manage future acquisitions could seriously harm our operating results. In the event of any future purchases, we will face additional financial and operational risks, including:

      - difficulty in assimilating the operations, technology and personnel of acquired companies;

      - disruption in our business because of the allocation of resources to consummate these transactions and the diversion of management's attention from our core business;

      - difficulty in retaining key technical and managerial personnel from acquired companies;

      - dilution of our stockholders, if we issue equity to fund these transactions;

      - assumption of operating losses, increased expenses and liabilities; and

      - our relationships with existing employees, customers and business partners may be weakened or terminated as a result of these transactions.

OUR HEADQUARTERS AND SUPPLIERS ARE ALL LOCATED IN NORTHERN CALIFORNIA WHERE NATURAL DISASTERS MAY OCCUR.

      Currently, our corporate headquarters, Network Operations Center and the only supplier of our residential gateway are all located in Northern California. Northern California historically has been vulnerable to certain natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and posed physical risks to our property and the property of the manufacturer of our residential gateway. In the event of such disaster, our business would suffer. We presently do not have redundant, multiple site capacity in the event of a natural disaster.

                         RISKS RELATED TO THIS OFFERING

WE MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR PROFITS OR MARKET VALUE.

      We have broad discretion in the use of the net proceeds of this offering and could spend the net proceeds in ways that do not yield a favorable return or to which stockholders object. Until we need to use the proceeds of this offering, we may place them in investments that do not produce income or that lose value. You can read more about our planned use of the net proceeds from this offering in the section entitled "Use of Proceeds."

INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER US AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN OUR CONTROL.

      After this offering, we anticipate that our officers, directors and five percent or greater stockholders will beneficially own or control, directly or indirectly, approximately 60,737,832 shares of common stock, which in the
aggregate will represent approximately      % of the outstanding shares of
common stock. These stockholders, if acting together, will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combinations. You can read more about the ownership of common stock by our executive officers, directors and principal stockholders in the section entitled "Principal Stockholders."

OUR RELATIONSHIP WITH NBCI COULD DELAY OR PREVENT A CHANGE IN OUR CONTROL.

      Certain provisions in our agreements with NBCi and its affiliates could delay or prevent a change in our control, including a change that shareholders might find beneficial. As part of our relationship with NBCi, we entered into an Investor Rights Agreement that provides, among other things, that if we receive an offer to buy 20% or more of our outstanding shares or we receive a third party offer to buy all or substantially all of our assets, so long as either NBC or NBCi own at least 2,500,000 shares of our common stock, we will negotiate exclusively with either NBC or NBCi with respect to the offer for a period of 30 days. Furthermore, NBCi may terminate its Operating Agreement with us if one of a number of named NBCi competitors acquires more than 33% of us, and NBCi or NBC may terminate their Advertising Agreements with us in the event of a change in control of our company. These provisions may deter someone from acquiring or merging with us, including a transaction that results in stockholders receiving a premium over the market price for the shares of common stock held by them.

PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL.

      Provisions of our amended and restated Certificate of Incorporation and bylaws in effect after completion of this offering, and Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

      - authorizing the issuance of blank check preferred stock;

      - providing for a classified Board of Directors with staggered, three-year terms;

      - eliminating the ability of stockholders to call a special meeting of stockholders;

      - limiting the removal of directors by the stockholders to removal for cause; and

      - requiring a super-majority stockholder vote to effect certain amendments.

      In addition, certain provisions of the Delaware General Corporation Law may deter someone from acquiring or merging with us, including a transaction that results in stockholders receiving a premium over the market price for the shares of common stock held by them. Section 203 of the Delaware General Corporation Law also imposes certain restrictions on mergers and other business combinations between us and any holder of more than 15% and less than 85% of our common stock. For more details about these provisions, please see the section entitled "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.

      The initial public offering price is substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you will incur
immediate dilution of approximately $     in the book value per share of our
common stock from the price you pay for our common stock. For additional information on this calculation, see "Dilution."

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

      Prior to this offering there was no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price.

      If an active public market for our common stock does not develop, the liquidity of your investment may be limited, and our stock price may fluctuate or decline below our initial public offering price. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, include the following:

      - actual or anticipated fluctuations in our operating results;

      - changes in market valuations of other Internet and technology companies;

      - announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

      - additions or departures of key personnel;

      - future sales of common stock;

      - any deviations in net revenues or in losses from levels expected by securities analysts; and

      - trading volume fluctuations, which are particularly common among highly volatile securities of Internet-related companies.

      You should read the "Underwriting" section for a more complete discussion of the factors which were considered in determining the initial public offering price of our common stock.

THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO SHARES ELIGIBLE FOR FUTURE
SALE.

      Sales of substantial amounts of common stock in the public market following this offering, or the appearance that a large number of shares is or will be available for sale, could adversely affect the market price for our common stock. The number of shares of common stock available for sale in the public market is limited by lock-up agreements that were entered into in connection with our initial public offering and this offering. Under such
lock-up agreements, the holders of approximately      % of our outstanding
shares of common stock agreed not to sell or otherwise dispose of any of their
shares until             , 2000. However, Merrill Lynch may, in its sole
discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities. Please see "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

WE HAVE NOT PAID AND DO NOT INTEND TO PAY DIVIDENDS.

      We have not paid any dividends, and we do not intend to pay cash dividends in the foreseeable future.

IF WE ARE REQUIRED TO REGISTER AS AN INVESTMENT COMPANY, WE WOULD BECOME SUBJECT TO SUBSTANTIAL REGULATION WHICH WOULD INTERFERE WITH OUR ABILITY TO CONDUCT OUR BUSINESS ACCORDING TO OUR BUSINESS PLAN.

      As a result of this offering and our previous financings, we have substantial cash, cash equivalents and short-term investments. We plan to continue investing the excess proceeds of these financings in short-term instruments consistent with prudent cash management and not primarily for the purpose of achieving investment returns.

      Investment in securities primarily for the purpose of achieving investment returns could result in our being treated as an investment company under the Investment Company Act of 1940. The Investment Company Act requires the registration of companies that are primarily in the business of investing, reinvesting or trading securities or that fail to meet certain statistical tests regarding their composition of assets and sources of income even though they consider themselves not to be primarily engaged in investing, reinvesting or trading securities.

      We believe that we are primarily engaged in a business other than investing in or trading securities and, therefore, are not an investment company within the meaning of the Investment Company Act. If the Investment Company Act required us to register as an investment company, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with affiliated persons and other matters. Application of the provisions of the Investment Company Act to us would harm our business.

                           OTHER RELEVANT INFORMATION

      We use market data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor any of the underwriters represents that any such information is accurate.

      We claim common law trademark protection for TELOCITY, TELOCITY TIME, TELOCITY HIGH VELOCITY INTERNET, YOU HAVEN'T SEEN THE NET UNTIL YOU'VE SEEN IT IN TELOCITY TIME and our logo. We have applied for federal trademark registrations for TELOCITY and our logo.

                                USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of
shares in this offering of approximately $          million (approximately
$          million if the underwriters' over-allotment option is exercised in
full), at an assumed initial public offering price of $          per share,
after deducting estimated underwriting discounts and commissions and estimated offering expenses.

      We intend to use the net proceeds from this offering primarily for working capital and general corporate purposes, including to expand our sales and marketing efforts, to expand our network, and for capital expenditures. We will retain broad discretion in the allocation of the net proceeds of this offering. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest bearing, investment-grade securities to the extent permitted by the Investment Company Act of 1940.

                                DIVIDEND POLICY

      We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements, restrictions in then-existing loan agreements and on such other factors as our Board of Directors may, in its discretion, consider relevant.

                                 CAPITALIZATION

      The following table sets forth our capitalization at September 30, 1999:

      - on an actual basis;

      - on a pro forma basis to give effect to the conversion of all shares of our preferred stock into 26,331,818 shares of common stock and the conversion of our preferred stock warrants to common stock warrants automatically upon completion of this offering; and

      - on an as adjusted basis to give effect to the sale of           shares
        of common stock at an assumed initial offering price of $          per
        share (less estimated underwriting discounts and commissions and estimated offering expenses).

      You should read this table in conjunction with our Consolidated Financial Statements and the accompanying Notes, Selected Financial Information, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

                                                                      SEPTEMBER 30, 1999
                                                             ------------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                             --------    ---------    -----------
                                                                        (IN THOUSANDS)
Long-term obligations, less current portion................  $  5,819    $  5,819
                                                             --------    --------
Mandatorily redeemable preferred stock, no par value:
  30,253,124 authorized shares; 26,331,818 shares issued
  and outstanding, (actual); no shares issued and
  outstanding (pro forma and pro forma as adjusted)........    21,053          --
Series A and B Preferred Stock warrants....................     1,205          --
                                                             --------    --------
                                                               22,258          --
                                                             --------    --------
Stockholders' deficit:
  Preferred stock, $0.001 par value: 10,000,000 authorized;
     no shares outstanding (actual, pro forma and pro forma
     as adjusted)..........................................        --          --
  Common stock, $0.001 par value: 250,000,000 shares
     authorized (actual, pro forma and pro forma as
     adjusted); 18,098,230 issued and outstanding (actual);
     44,415,048 issued and outstanding (pro forma);
               issued and outstanding (pro forma as
     adjusted).............................................        14          40
Additional paid-in capital.................................     9,810      32,042
Receivable from stockholders...............................    (2,326)     (2,326)
Unearned stock-based compensation..........................    (6,281)     (6,281)
Accumulated deficit........................................   (27,246)     27,246
                                                             --------    --------
     Total stockholders' deficit...........................   (26,029)     (3,771)
                                                             --------
     Total capitalization..................................  $  2,048    $  2,048
                                                             ========    ========

      The data in the table above excludes:

      - 1,520,286 shares of common stock issuable upon exercise of options outstanding as of September 30, 1999, at a weighted average exercise price of $0.89 per share;

      - 2,297,056 shares of common stock available for issuance as of September 30, 1999, under our 1998 Stock Plan;

      - 2,900,000 additional shares of common stock available for issuance under our 2000 Employee Stock Purchase Plan and 2000 Outside Directors Stock Plan immediately following the offering; and

      - 2,284,215 shares of common stock issuable through the exercise of common stock and convertible preferred stock warrants outstanding on September 30, 1999 at a weighted average price per share of $0.57.

      For additional information regarding these shares, see
"Management -- Stock Plans," "Related Party Transactions," "Description of Capital Stock" and Notes 2, 7 and 8 of Notes to Consolidated Financial Statements.

                                    DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering. Our pro forma net tangible book value as of September 30, 1999 was $(4,286) or $(0.10) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the
sale of the        shares of common stock in this offering at an assumed public
offering price of $       per share (less underwriting discounts and commissions
and estimated offering expenses), our pro forma as adjusted net tangible book
value as of September 30, 1999 would have been $       or approximately $
per share. This represents an immediate increase in net tangible book value of
$       per share to existing stockholders and an immediate dilution in net
tangible book value of $       per share to new investors, or approximately
[  ]% of the initial public offering price of $       per share. The following
table illustrates this per share dilution:

Assumed initial public offering price per share.............            $
Pro forma net tangible book value per share at September 30,
1999........................................................  $(0.10)
  Increase per share attributable to this offering..........  $
                                                              ------
Pro forma as adjusted net tangible book value per share
  after this offering.......................................            $
                                                                        --------
Dilution per share to new investors.........................            $
                                                                        ========

      The following table shows, on a pro forma basis as of September 30, 1999 and after giving effect to this offering, the differences between the existing holders of common stock and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid (based on an assumed initial public offering
price of $       per share, before deducting the estimated underwriting
discounts and commissions and estimated offering expenses) (dollars in thousands, except per share data):

                                                                             TOTAL
                                                  SHARES PURCHASED       CONSIDERATION
                                                --------------------   -----------------   AVERAGE PRICE
                                                  NUMBER     PERCENT   AMOUNT    PERCENT     PER SHARE
                                                ----------   -------   -------   -------   -------------
Existing stockholders.........................
New investors.................................
                                                ----------    -----    -------    -----
     Total....................................
                                                ==========    =====    =======    =====

      The foregoing discussion and table are based on actual shares outstanding on September 30, 1999, giving effect to the issuance of shares after September 30, 1999 and our receipt of the net proceeds. The foregoing discussion assumes no exercise of any stock options and warrants outstanding as of September 30, 1999. As of September 30, 1999, there were options and warrants outstanding to purchase 4,084,501 shares of common and convertible preferred stock at a weighted average exercise price of $0.65 per share. To the extent any of these options are exercised, there will be further dilution to investors. See "Capitalization," "Management -- Stock Plans," "Description of Capital Stock" and Notes 7 and 8 of Notes to Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from August 18, 1997 (incorporation) to December 31, 1997 and the year ended December 31, 1998 and the balance sheet data at December 31, 1997 and 1998, are derived from our consolidated financial statements included elsewhere in this prospectus, that have been audited by PricewaterhouseCoopers, LLP, independent accountants. The statement of operations data for the nine months ended September 30, 1998 and 1999, and the balance sheet data at September 30, 1999 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In management's opinion, the unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results of operations for such periods.

                                                       PERIOD FROM
                                                     AUGUST 18, 1997
                                                     (INCORPORATION)       YEAR ENDED        NINE MONTHS ENDED
                                                           TO             DECEMBER 31,         SEPTEMBER 30,
                                                      DECEMBER 31,     ------------------   -------------------
                                                          1997          1998       1999      1998        1999
                                                     ---------------   -------   --------   -------    --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...........................................      $   --        $    --              $    --    $     57
  Cost and expenses:
    Cost of revenues...............................          --             --                   --         200
    Sales and marketing............................           5            240                   53       2,911
    General and administrative.....................         335          1,906                1,148       2,975
    Research and development.......................         327          4,723                2,307      10,073
    Amortization of stock-based
      compensation.................................          --            145                   95       1,015
    Depreciation and amortization..................          11            424                  253       1,257
                                                         ------        -------              -------    --------
        Total operating expenses...................         678          7,438                3,856      18,431
                                                         ------        -------              -------    --------
  Loss from operations.............................        (678)        (7,438)              (3,856)    (18,374)
  Interest expense.................................          --           (187)                (110)       (525)
  Other income/(expense), net......................          --             35                   30         (79)
                                                         ------        -------              -------    --------
  Net loss.........................................      $ (678)       $(7,590)             $(3,936)   $(18,978)
                                                         ======        =======              =======    ========
  Basic and diluted net loss per share.............       (0.56)         (1.39)               (0.81)      (2.57)
  Shares used in computing basic and diluted net
    loss per share.................................       1,220          5,472                4,873       7,380
  Pro forma net loss per share -- basic and
    diluted........................................                      (0.65)                           (0.62)
  Shares used in computing pro forma net loss per
    share -- basic and diluted.....................                     11,628                           30,510
OTHER CONSOLIDATED FINANCIAL DATA:
Net cash flows provided by (used in):
      Operating activities.........................      $ (677)       $(5,356)             $(3,523)   $(15,882)
      Investing activities.........................        (303)        (1,026)                (357)     (2,712)
      Financing activities.........................       1,001          7,763                5,358      17,371
EBITDA (1).........................................        (667)        (6,869)              (3,508)    (16,102)
Capital expenditures...............................         303          1,026                  306       2,985

                                                     AS OF DECEMBER 31,         AS OF
                                                  -------------------------   SEPTEMBER 30,
                                                     1997            1998        1999
                                                  ---------------   -------   -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................      $   21        $ 1,402     $    179
  Working capital (deficit).....................          31         (1,204)      (5,896)
  Total assets..................................         423          4,697        8,899
  Long-term obligations, less current
    portion.....................................       1,000          3,490        5,819
  Mandatorily redeemable convertible preferred
    stock.......................................          --          6,671       22,258
  Total stockholders' deficit...................        (677)        (8,107)     (26,029)

------------------------
(1) EBITDA consists of the net loss excluding net interest, depreciation and amortization of capital assets and deferred compensation expense. EBITDA is presented to enhance an understanding of our operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the period indicated and may be calculated differently than EBITDA for other companies.

      For an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share refer to Note 2 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with Selected Financial Information and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

      We intend to be the leading nationwide provider of subscriber-based broadband services and applications designed for the residential market. We develop, market, integrate and operate branded, interactive online services independently, and we will do so in the near future with strategic partners such as NBCi. In July 1999, we began offering services commercially in Chicago. On December 31, 1999, we were also serving customers in Detroit and 29 of the 40 most populous metropolitan statistical areas in the Southeast, including Atlanta
and Miami. We currently have approximately      customers of which
are receiving our services and      have placed orders for our services. By the
end of 2000, we expect that our targeted national rollout will cover more than
     of the nation's      most populous metropolitan statistical areas and
     % of the nation's households.

      Since our incorporation in August 1997, our primary activities have consisted of:

      - developing our residential broadband gateway technology;

      - obtaining space and locations for our network equipment;

      - deploying and installing our network;

      - developing and integrating our Operational Support System and other back office systems;

      - negotiating and executing network agreements with incumbent and competitive carriers;

      - launching service in target markets;

      - developing a marketing and branding strategy;

      - building our customer service organization;

      - negotiating agreements for broadband content;

      - hiring management and other personnel; and

      - raising capital.

      We have incurred operating losses, net losses and negative earnings before interest, taxes, amortization of stock-based compensation, depreciation and amortization, or EBITDA, for each month since our formation. As of September 30, 1999, we had an accumulated deficit of $27.2 million. We intend to increase substantially our capital expenditures and will incur higher operating expenses in an effort to build our customer base and our brand rapidly, as well as expand our infrastructure and network services. We expect to incur substantial operating losses, net losses and negative EBITDA as we expand our operations.

      We incur network and operations expenses, sales and marketing expenses and capital expenditures when we enter a new market. Once we have developed our network in a market, we incur incremental expenditures as we connect new customers. These incremental expenditures primarily include last mile costs and gateway device costs. In addition to the capital expenditures, we will be required to fund our operating and cash flow and working capital deficits as we build our customer base.

RESULTS OF OPERATIONS

      Revenues. Initially, we expect to derive a majority of our revenues from broadband connectivity and communications services. We bill our customers a monthly rate for our services. In the future we expect to bill our customers for monthly recurring charges based on the type of access speed and services and applications selected by the customer. We offer our services directly to our customers. In addition to monthly service fees, our customers are billed for nonrecurring service activation, gateway and installation charges. To encourage potential customers to adopt our services, we may in some instances offer reduced monthly prices for an initial period of time or reduced service activation, gateway, or installation charges.

      As our business develops and we begin to offer additional value-added services and applications, we expect to become less dependent on broadband connectivity revenues. By providing broadband enabled services and applications, we expect to enhance our overall gross margins by adding additional revenues with minimal incremental fixed costs. We also believe that these additional services will enable us to build customer loyalty and minimize customer turnover.

      We seek to price our services competitively in each market. We typically
enter into a customer service agreement and offer service for $     per month
with no additional per-minute usage charges, a $     activation fee which may be
waived or modified in selected circumstances and a $     deposit for the gateway
device that is refunded after six months of use. We also charge a $ cancellation fee to customers who cancel their subscription before they have paid for a full year of service. The customer agreement also provides information on commencement of the service, billing payments, pricing, system requirements and service termination. During the past several years, market prices for many telecommunications services have been declining. We expect that, as a result of competition, prices for connectivity will decline over time. However, we intend to provide additional value-added services and applications to our customers so as to maintain and potentially increase our price levels.

      Our future financial performance and our ability to achieve positive operating cash flow will depend on a number of factors, some of which we cannot control. We believe that improvements in our financial performance depend largely on our ability to:

     - deploy our network rapidly and cost-effectively;

     - provide high quality services at competitive prices;

     - offer additional value-added services and applications;

     - acquire customers in a cost-effective manner;

     - attract qualified personnel;

     - minimize customer turnover;

     - manage increased sales and marketing and general and administrative expenses; and

     - identify and integrate the necessary administrative and operations support systems to manage our growth effectively.

      Cost of Revenues. Our network expenses consist of nonrecurring and monthly recurring charges for the transport elements we choose to lease rather than own. As we expand our network and our revenue base, we expect that these costs will increase significantly in the future. Nonrecurring network expenses include installation fees related to transport and local loop circuits. We expect these costs will be largely related to the activation of new customers. Monthly recurring network expenses include transport and backbone fees, facility rent, power and other fees charged by incumbent carriers, competitive carriers and other providers. As our customer base grows, we expect the largest element of network expenses to be carrier charges for last mile connectivity, which are
approximately $     per customer per month, depending on the provider, location and type of last mile connectivity.

      Sales and marketing expenses. Our sales and marketing expenses consist primarily of expenses related to the acquisition of customers and the development of promotional materials, advertising and branding. We expect that our marketing expenses will grow significantly as we enter new markets and offer our services on a nationwide basis.

      General and administrative expenses. Our general and administrative expenses consist primarily of costs related to personnel, customer service, finance, administrative services, recruiting and legal services. We expect that our general and administrative costs will grow significantly as we expand our operations. However, we expect these expenses to decline as a percentage of our revenue as we build our customer base and the number of customers connected to our network increases.

      Research and development expenses. Research and development expenses consist primarily of costs related to engineering personnel engaged in research and development activities, and, to a lesser extent, costs of materials relating to these activities. We expense research and development costs as we incur them.

      Amortization of stock-based compensation expenses. Stock-based compensation arose as a result of granting stock awards to employees with purchase or exercise prices per share subsequently determined to be below the fair values at the purchase or grant dates. In addition, stock-based compensation arose as a result of stock option and warrant grants to non-employees in return for services. The employee stock-based compensation is being amortized over the applicable option vesting period (generally 4 years). The fair value of non-employee options and warrant grants are amortized over the service period. In connection with employee stock option grants during the year ended December 31, 1998 and the nine months ended September 30, 1999, we recorded unearned stock-based compensation totaling $328,000 and $6.5 million, respectively. Amortization of stock based compensation awarded to employees and non-employees was $145,000 and $1.0 million for the periods ended December 31, 1998 and September 30, 1999, respectively.

      Depreciation and amortization expenses. Depreciation and amortization expenses include: depreciation of network and computer equipment, depreciation of furniture and fixtures, and the amortization of completed technology and leasehold improvements. We expect depreciation and amortization expense to increase significantly as more of our network becomes operational and as we increase capital expenditures to expand our operations. Depreciation and amortization is computed on a straight-line basis over estimated useful lives ranging from one to seven years.

      Interest expense. Interest expense arose as a result of our capital lease lines, notes payable and bridge loan financing.

      Taxation. We have not generated any taxable income to date and therefore have not paid any federal income taxes since inception. We expect to generate significant operating loss carryforwards. Use of our net operating loss carryforwards may be subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended. We have recorded a full valuation allowance on our deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its recoverability.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

      Revenues. During the nine months ended September 30, 1999, we continued the development of our business operations, commencing commercial service in the Chicago market in July. We recorded revenues of $57,000 during this period, which was primarily from service and installation charges net of discounts given to customers. We did not offer commercial services in 1998 and, as a result, did not record any revenues in 1998.

      Cost of revenues. For the nine months ended September 30, 1999, we recorded cost of revenues of $200,000. Since we did not offer commercial services in 1998, we did not record any cost of revenues in 1998. We expect cost of revenues to increase significantly in future periods as we expand our network into additional markets.

      Sales and marketing expenses. Sales and marketing expenses increased from $53,000 for the nine months ended September 30, 1998 to $2.9 million for the nine months ended September 30, 1999. This increase was primarily due to an increase in advertising and promotion costs related to the launch of our broadband service platform in July 1999. We expect sales and marketing expenses to increase significantly as we incur additional expenses to develop our marketing program and increase brand awareness and add personnel.

      General and administrative expenses. General and administrative expenses increased from $1.1 million for the nine months ended September 30, 1998 to $3.0 million for the nine months ended September 30, 1999. This increase was primarily due to the addition of personnel performing general corporate activities. We expect general and administrative expenses to increase as we add personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

      Research and development expenses. Research and development expenses increased from $2.3 million for the nine months ended September 30, 1998 to $10.1 million for the nine months ended September 30, 1999. This increase was primarily due to the hiring of additional engineers for increased research and development activities associated with the development of our broadband platform and associated services. We expect to continue to make substantial investments in research and development and anticipate that these expenses will continue to increase.

      Amortization of stock-based compensation expenses. Amortization of stock-based compensation expenses increased from $95,000 for the nine months ended September 30, 1998 to $1.0 million for the nine months ended September 30, 1999.

      Depreciation and amortization expenses. Depreciation and amortization expenses increased from $253,000 for the nine months ended September 30, 1998 to $1.3 million for the nine months ended September 30, 1999. This increase was primarily due to additional capital expenditures.

      Interest expense. Interest expense increased from $110,000 for the nine months ended September 30, 1998 to $525,000 for the nine months ended September 30, 1999. This increase was primarily due to increased borrowings.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PERIOD FROM AUGUST 18, 1997 (INCORPORATION) TO DECEMBER 31, 1997

      Revenues and costs of revenues. There were no revenues or cost of revenues recognized for the periods ended December 31, 1997 and 1998.

      Sales and marketing expenses. Sales and marketing expenses increased from $5,000 in the period ended December 31, 1997 to $240,000 for the year ended December 31, 1998. This increase was primarily due to an increase in personnel and costs associated with sales and marketing.

      General and administrative expenses. General and administrative expenses increased from $335,000 in the period ended December 31, 1997 to $1.9 million for the year ended December 31, 1998. These increases were primarily due to the addition of personnel performing general corporate activities.

      Research and development expenses. Research and development expenses increased from $327,000 in the period ended December 31, 1997 to $4.7 million for the year ended December 31, 1998. This increase in research and development expenses was primarily due to the hiring of additional engineers for increased research and development activities associated with the development of our broadband platform and associated services.

      Amortization of stock-based compensation expenses. We had no amortization of stock-based compensation expenses in 1997. Amortization of stock-based compensation expenses were $145,000 for the year ended December 31, 1998.

      Depreciation and amortization expenses. Depreciation and amortization expenses increased from $11,000 in the period ended December 31, 1997 to $424,000 for the year ended December 31, 1998. This increase was primarily due to additional capital expenditures.

      Interest expense. We had no interest expense in 1997. Interest expense for the year ended December 31, 1998 was $187,000 was due to borrowings to finance our operations.

LIQUIDITY AND CAPITAL RESOURCES

      From incorporation through September 30, 1999, we financed our operations primarily through private placements of equity totaling $18.6 million, the use of operating equipment leases totaling $4.7 million and borrowings under notes payable of $7.8 million. As of September 30, 1999, we had an accumulated deficit of $27.2 million and cash and cash equivalents of $179,000. In December 1999, we received gross cash proceeds of approximately $94.5 million from the sale of our Series C preferred stock.

      During the first nine months of 1999, the year ended December 31, 1998 and for the period from August 18, 1997 (date of incorporation) to December 31, 1997 the net cash used in our operating activities was $15.9 million, $5.4 million and $677,000, respectively. This cash was used for a variety of operating purposes, including salaries, consulting and legal expenses, network operations and overhead expense. Our net cash used for investing activities for the first nine months of 1999, the year ended December 31, 1998 and for the period from August 18, 1997 (date of incorporation) to December 31, 1997 was $2.7 million, $1.0 million and $303,000, respectively, and was used primarily for purchases of property and equipment. Net cash provided by financing activities for the nine months ended September 30, 1999, the year ended December 31, 1998 and for the period from August 18, 1997 (date of incorporation) to December 31, 1997 was $17.4 million, $7.8 million and $1.0 million, respectively, and primarily came from the issuance of preferred stock and notes payable.

      At September 30, 1999 we had mandatorily redeemable preferred stock with a liquidation value of approximately $21.1 million that is redeemable at the option of the preferred stockholders at any time on or after December 1, 2004. Preferred stock will be converted to common stock upon the closing of this offering.

      We believe that the net proceeds from this offering, together with our existing cash balances, will be sufficient to fund our operating losses, capital
expenditures, lease payments and working capital requirements until           .
We expect our operating losses and capital expenditures to increase substantially as we expand our network. We expect that additional financing will be required in the future. We may attempt to finance our future capital needs through some combination of commercial bank borrowings, leasing, vendor financing and the sale of additional equity or debt securities.

      Our capital requirements will vary based upon the timing and success of implementation of our business plan and as a result of competitive, technological and regulatory developments, or if:

      - demand for our services or our cash flow from operations varies from projections;

      - our development plans or projections change or prove to be inaccurate;

      - we make any acquisitions; or

      - we accelerate deployment of our network or otherwise alter the schedule or targets of our business plan implementation.

      We will be required to raise additional capital to complete our network deployment. There can be no assurance that additional capital will be available on terms acceptable to us, or at all. While we would be able to sustain some
level of operations throughout           absent additional capital, including
the proceeds from this offering, we would be required to scale back significantly our operations and delay the expansion of our network. This would have a material adverse effect on our business, financial condition and results of operations.

YEAR 2000 DISCLOSURE

      Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, the date code field needed to be expanded to 4 digits. As a result, many companies' software and computer systems were upgraded or replaced in order to comply with these Year 2000 requirements. The use of software and computer systems that are not Year 2000 compliant could have resulted in system failures or miscalculations resulting in disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

      We have been able to build our internal business systems with Year 2000 compliance in mind and, as a result, to date we have not suffered any disruptions in our systems when the expanded date code field was first used on January 1, 2000. In addition, to date, we have not been made aware that any of our DSL connectivity providers, manufacturer of our gateway or any of our other suppliers have suffered disruptions in their systems.

RECENT ACCOUNTING PRONOUNCEMENT

      In March 1998, the Accounting Standards Executive Committee, or AcSEC issued Statement of Position, or SOP, No. 98-1, Software for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We adopted SOP 98-1 on January 1, 1999. The adoption of the SOP did not have a material impact on our consolidated financial statements.

      In April 1998, AcSEC issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. We adopted SOP 98-5 on January 1, 1999. We have not capitalized such costs, the adoption of the SOP did not have an impact on our consolidated financial statements.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133, as amended, will be effective for fiscal years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET INTEREST RATE SENSITIVITY

      The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of September 30, 1999, all of our cash and cash equivalents were in money market and checking funds.

FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. These forward-looking statements address, among other things:

      - our platform rollout plans and strategies;

      - development and management of our business;

      - our ability to attract, retain and motivate qualified personnel;

      - success of our strategic partnerships;

      - our ability to attract and retain customers;

      - the extent of acceptance of our services;

      - the market opportunity and trends in the markets for our services;

      - our ability to upgrade our technologies;

      - prices of telecommunication services;

      - the nature of regulatory requirements that apply to us, our telecommunications vendors and competitors;

      - our ability to obtain any required governmental authorizations;

      - our future capital expenditures and needs;

      - our ability to obtain financing on commercially reasonable terms;

      - our ability to compete; and

      - the extent and nature of competition.

      These statements may be found in this section, in the front inside cover of this prospectus, in the sections of this prospectus entitled "Summary," "Risk Factors," "Use of Proceeds" and "Business" and in this prospectus generally.

      We have based these forward-looking statements on our current expectations and projections about future events. However, our actual results could differ materially from those anticipated in these forward-looking statements as a result of risks facing us, including risks stated in "Risk Factors," or faulty assumptions on our part. For example, assumptions that could cause actual results to vary materially from future results include, but are not limited to:

      - our ability to market our services successfully to current and new customers;

      - our ability to generate customer demand for our services in our target markets;

      - the development of our target market and market opportunities;

      - market pricing for our services and for competing services;

      - the extent of increasing competition;

      - our ability to acquire funds to expand and enhance our platform;

      - the ability of our equipment and service supplies to meet our needs;

      - trends in regulatory, legislative and judicial developments;

      - our ability to manage growth of our operations; and

      - our ability to access regions and enter into suitable interconnection agreements with incumbent carriers.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                    BUSINESS

BUSINESS OVERVIEW

      We intend to be the leading nationwide provider of subscriber-based broadband services and applications designed for the residential market. We develop, market, integrate and operate branded, interactive online services independently, and we will do so in the near future with strategic partners such as NBCi. Our fully integrated service platform, which includes our self-installable residential gateway device, seamlessly delivers these broadband online services and applications directly to our customers. Our platform enables us to utilize the most reliable, flexible and cost-effective broadband access technology available in each market as we expand our services nationwide. Our goal is to leverage our advantage as an early mover in the residential broadband services area and our proprietary technological advantage in our gateway device to become the provider of choice for lifestyle and productivity enhancing services, content and applications both to and throughout the home.

      We currently deliver services such as high-speed, always-on Internet access, e-mail, personalized Web pages and remote Internet access. In the near future, we expect to offer our customers media, entertainment and electronic commerce services such as online gaming, streaming audio and video and interactive shopping; communication services such as chat facilities, virtual private networks, or VPNs, and voice-enabled features; and utility services such as secure online banking, home networking, home monitoring, home automation and data security.

      Our broadband platform allows us to offer a large and growing suite of services that we can remotely configure to each customer's needs. This standards-based platform consists of our proprietary residential gateway, our managed network, our user interface software, our customer care and support services and our automated billing and provisioning systems. We designed our platform to allow for the rapid addition of customers while enabling us to minimize our associated costs and overhead. Furthermore, our platform's open standards-based architecture gives us the ability to deliver our services effectively through a variety of last mile broadband access technologies. In our initial markets we have deployed our services using digital subscriber line, or DSL technology. This technology allows us to provide our customers with dedicated, or always-on, Internet access at speeds up to 50 times faster than typical dial-up access.

      In December 1999, we formed a strategic relationship with NBCi and its subsidiaries, XOOM.com and Snap.com. Our agreements provide for, among other things, joint development and design of co-branded services that include content and applications such as entertainment, electronic commerce, games, search applications and other features designed for broadband users. Our customers will be able to utilize these online services through our jointly developed and branded portal interface. As part of these agreements, NBCi and its affiliates, GE Capital, NBC and ValueVision, have invested $70.5 million, which consists of $37.5 million in cash and $33.0 million in promotional services at preferred rates. In addition, we have agreed to share a portion of the revenues that are generated from our respective services, advertising and electronic commerce activities.

      In July 1999, we began offering services commercially in Chicago. On December 31, 1999, we were also serving customers in Detroit and 29 of the 40 most populous metropolitan statistical areas in the Southeast, including Atlanta
and Miami. We currently have approximately           customers of which
          are receiving our services and           have placed orders for our
services. By the end of 2000, we expect that our targeted national rollout will
cover more than      of the nation's      most populous metropolitan statistical
areas and   % of the nation's households. As part of providing our services, we have entered into network agreements with BellSouth, Bell Atlantic, SBC and Rhythms NetConnections and anticipate signing additional agreements with other regional and national DSL providers over the next several months.

      Our senior management team has extensive experience in consumer, telecommunications and technology businesses. Our President and Chief Executive Officer, Patti Hart, was previously the President and Chief Operating Officer of Sprint Corporation's Long Distance Division. Peter Olson, our Executive

Vice President and Chief Technical Officer, co-founded and was Chief Technical Officer of Octel Communications. Edward Hayes, our Executive Vice President and Chief Financial Officer, was previously the Chief Financial Officer of Lucent Technologies, Inc.'s Global Service Provider Business. Jim Morrissey, our Executive Vice President and Chief Marketing Officer, was an Executive Creative Director and an Executive Vice President for Grey Advertising.

      As of December 31 1999, our sponsors have invested approximately $149 million in connection with the issuances of our capital stock, which includes $33 million in promotional services. Our sponsors include NBCi; NBC; GE Capital Equity Investments; ValueVision International; August Capital; Bessemer Venture Partners; Mohr, Davidow Ventures; RRE Investors, LLC; Bessemer Holdings, L.P.; Comdisco, Inc.; Quantum Industrial Partners LDC; and Soros Fund Management LLC.

MARKET OPPORTUNITY

      We believe that a substantial business opportunity exists as a result of the following factors:

      - large, growing and underserved market;

      - large and unmet demand for residential high-speed connectivity;

      - growing demand for broadband content and lifestyle enhancing applications;

      - emergence of DSL and other last mile broadband access technologies; and

      - regulatory change that is contributing to the increase in cost-effective last mile broadband access.

  A Large, Growing and Underserved Market

      The Internet is experiencing significant growth and is emerging as a global medium for communications, entertainment and commerce. According to International Data Corporation, or IDC, from 1999 through 2002, the annual growth of U.S. households with Internet access is projected to be 20%, with over 67 million users by the end of 2002. To date, most of this growing market has been served by Internet service providers, many of which simply provide narrowband Internet access with limited features and customer service. We believe that residential users will increasingly demand advanced telecommunications services and applications from a provider that can offer broadband access, integrate these services seamlessly for the customer and provide high quality customer care and support.

  Large and Unmet Demand for Residential High-Speed Connectivity

      Demand for high-speed connectivity is fueled by the demand for data and Internet services and applications. However, unlike business users, residential users are generally limited to relatively slow dial-up modems or integrated services digital network, or ISDN, lines to access the Internet and remote local area networks. For example, according to Jupiter Communications, 97.2% of consumer online subscriptions currently utilize dial-up connections. Traditional dial-up modems create a bottleneck for the end-user because the data transfer capacity of the fastest commercially available dial-up modem is only 56 kilobits per second, while the maximum capacity of an ISDN line is 128 kilobits per second. In addition, although ISDN technology provides improved capacity relative to dial-up modems, the cost and complexity of ISDN connectivity is often prohibitive. As a result, most consumers spend significant time inefficiently waiting for data transfer during the dial-up process and once they are online. These access limitations have created a significant opportunity to provide cost-effective, broadband value-added communications services to home users, whom we believe increasingly demand the type of high-speed Internet performance to which many have become accustomed in the workplace.

  Growing Demand for Broadband Content and Lifestyle Enhancing Applications

      Much of the growth of the Internet is expected to result from increased consumer demand for bandwidth intensive e-mail, electronic commerce and streaming audio and video services, as well as entertainment and productivity enhancing applications. The Gartner Group estimates that data traffic is growing five times faster than voice traffic. IDC predicts that consumer purchases of goods and services over the Internet will increase from $4.3 billion in 1997 to approximately $54.3 billion in 2002. Additionally, according to Forrester Research, consumer devices with enhanced feature sets including Internet access, or ePliances, are expected to reach more than 25 million households in five years. As consumers continue to expand their usage of advanced services and applications provided by the Internet, broadband access and associated applications will become increasingly important to serve their needs.

  Emergence of DSL and Other Last Mile Broadband Access Technologies

      DSL technology has emerged as a cost-effective means of providing high-speed, digital communication capabilities. According to IDC, the total DSL capable access lines in the U.S. will grow from an estimated 20.8 million in 1999 to 67.2 million in 2003. Because DSL technology uses existing telephone lines, a broad network deployment can be implemented rapidly. In addition to DSL, alternative last mile broadband technologies such as wireless, fixed wireless, cable modem, fiber and satellite are being deployed nationwide. These technologies are available to bring broadband Internet content and associated applications to the home.

  Regulatory Change that is Contributing to the Increase in Cost-Effective Last Mile Broadband Access

      The Telecommunications Act of 1996 has fostered competition among the suppliers of last mile broadband connectivity, such as DSL, provided by incumbent and competitive carriers. The Telecommunications Act requires these carriers to sell last mile connections to broadband companies on a non-discriminatory basis. The Federal Communications Commission's recent decisions implementing various portions of the Telecommunications Act, for instance its decision implementing line sharing, suggest that competition among last mile connectivity providers will continue to accelerate, making the pricing, functionality and availability of last mile broadband connectivity more favorable. The FCC's policy of encouraging the rapid availability of residential broadband and other advanced consumer telecommunications services may also increase pressure for open competition among the broadband technologies not yet addressed under the Telecommunications Act, such as wireless and cable, although there can be no assurance that either wireless or cable access will become subject to the Telecommunications Act or similar legislation.

THE TELOCITY SOLUTION

      We believe our services and applications address many of the residential market's unmet data communication needs. Through our broadband service platform, we will offer our customers an appealing combination of lifestyle enhancing media, entertainment and electronic commerce services, communication services and utility services. Our solution offers:

  Lifestyle and Productivity Enhancing Services, Content and Applications

      We have designed our platform to offer our customers a large and growing suite of broadband enabled services and applications. Our platform has been designed to deploy these lifestyle and productivity enhancing services effectively and at a low cost. Our current service offerings include high-speed always-on Internet access, e-mail, personalized Web pages and remote Internet access. As part of our future service offerings, we intend to address and integrate the following broadband service areas: media, entertainment and electronic commerce services, communications services and utility services. Specifically, in the near term we intend to offer customers online gaming, streaming audio and video, interactive shopping, chat facilities, VPNs, voice-enabled features, secure online banking, home networking, home monitoring, home automation and data security. We intend to develop, augment and refine our broadband enabled services and applications continually to allow our customers to improve their productivity and enhance their broadband experience at home. In the future, these services will be available through information appliances and other devices located throughout the home.

  Simple Plug and Play Deployment

      We developed our service platform to be scalable, cost-effective and convenient. Our broadband platform allows our customers to sign up through either our Web page or our toll-free number. Via this automated signup, we obtain a customer profile, verify service qualification, authenticate credit information, schedule and track the provisioning of the network elements and arrange for the shipment of our residential gateway and associated installation software. At the installation stage, we typically avoid additional cost and complexity because the gateway can be easily self-installed by the customer. Additionally, the installation software configures a customer's personal computer automatically, providing immediate access to the Internet and all of our services. Furthermore, because we can configure a gateway in a customer's home through our Operational Support System, new services and features can be added to conform to an individual user's preferences, typically without requiring new equipment or an on-site visit by a technician. The combination of these deployment features allows us to add customers rapidly with minimal human intervention.

  Flexible, Always-On Broadband Connectivity

      Our broadband platform is designed to support a variety of high-speed last mile access technologies such as wireless, fixed wireless, cable modem, fiber and satellite. In each of our markets we will utilize the most reliable, flexible and cost effective broadband access technology available to deliver our services to our customers. In our current markets, we provide our services using DSL technology over existing standard telephone lines to deliver high-speed always-on local access to the home. Our platform currently supports three DSL technologies: ADSL, SDSL and G.Lite. In the majority of our markets, we intend to use multiple providers of broadband local access in our network infrastructure.

  Scalable Nationwide Network with Enhanced Content Delivery

      We have deployed, and will continue to expand, our managed nationwide IP-based network. We currently offer services in Chicago, Detroit, Atlanta, Miami and in 27 additional metropolitan statistical areas in the Southeast. We intend to utilize our nationwide network to offer our services in more than metropolitan statistical areas by the end of 2000. Our network is designed to be reliable, responsive and redundant to ensure effective deployment and to provide superior service. Through our Operational Support System and Network Operations Center, we are able to monitor our service throughout the network. Our network will implement a differentiated-services protocol which will allow either us or our customers to prioritize the use of available bandwidth among the services we provide. For example, a customer will be able to prioritize the viewing of video streams over the downloading of less time-sensitive data. Additionally, we enhance our delivery of data through our satellite-fed caching system, which utilizes media servers connected to our network hubs. This system distributes content rapidly and cost-effectively throughout our nationwide network.

  Service Flexibility and Ease-of-Use

      We designed our platform to be adaptable and responsive to the needs of our customers. For example, the deployment, configuration and management of each customer feature and application is fully automated, allowing for ease of installation and use. This ease-of-use, along with our remote configuration capabilities, enhances our ability to provide flexible service and high quality customer care. Additionally, because the residential gateway remains connected to our network at all times, we can directly monitor and address service needs in a timely fashion. Finally, we have implemented comprehensive customer care and support systems to address customers' needs that cannot be resolved remotely.

BUSINESS STRATEGY

      Our goal is to leverage our advantage as an early mover in the residential broadband services market and our proprietary technological advantage in our gateway device to become the provider of choice for lifestyle and productivity enhancing services, content and applications both to and throughout the home. We intend to implement the following strategies to achieve our goal:

  Capture Early Mover and Proprietary Technology Advantage

      Currently, most consumers who have Internet connections experience slow dial-up connectivity, non-customized narrowband content and limited customer service. The deployment of broadband access technology and content address those limitations. However, most broadband providers must invest significant time and capital to extend or upgrade their network in order to provide this access technology and content to consumers. We believe that we have a significant time-to-market advantage over those broadband providers because our platform is designed to use any available broadband access technology. We designed our proprietary gateway device to be fully configurable, self-installable, interoperable with multiple technologies and easily upgradable. In addition, because our customers can easily install our residential gateway and because our broadband network platform is flexible, we can add new customers rapidly on a nationwide basis.

  Deliver Quality Broadband Services Both to and throughout the Home

      Our platform delivers high-speed, always-on Internet access along with a variety of associated broadband services and applications. These online services will include online gaming, streaming audio and video, interactive shopping, chat facilities, VPNs, voice-enabled features and secure online banking. In addition, we intend to extend our services and applications to devices throughout the home. For example, we designed our next-generation residential gateway to provide home networking capabilities by allowing a customer's personal computer and other home appliances to connect with the gateway through wireless technology or through the existing home phone wiring. This functionality will allow us to provide our customers with various services, including home monitoring, home automation and data security features, and will allow our customers to access services from multiple computers and other devices within the home.

  Leverage Strategic Partnerships

      We intend to utilize our strategic partnership with NBCi, as well as other potential strategic partnerships, to accelerate the development and enhance the breadth and availability of our content offerings and to promote marketing and branding of our services. Our partnership with NBCi provides for, among other things: access to multimedia broadband content, development of new online services and applications, co-development of the NBCi/Telocity branded portal, promotion of brand awareness and revenue sharing. In addition, we expect to enter into other strategic relationships both to augment our product portfolio and to expand our distribution channels.

  Expand our Direct Marketing and Branding Efforts

      We intend to expand our targeted direct marketing and branding efforts to attract additional customers. We expect to use a mix of print, direct mail, radio, television and online advertising media specifically tailored for each local market. We have designed this marketing program to increase the number of customers we serve and to build an identifiable nationwide brand. In addition, we intend to increase our revenue per customer by promoting premium value-added services and by cross-promoting services.

  Deliver High Quality Customer Service and Support

      We have established a Network Operations Center and a Customer Support System in order to provide our customers with high quality service, support and care. From our Network Operations Center, we are able to install or upgrade remotely a customer's desired service and to address any performance inquiries. Our Customer Support System provides technical support through an automated interactive voice response system, a live telephone support line, direct chat system, online instructions for our product features and e-mail. These systems enable 24-hour-a-day, 7-day-a-week proactive monitoring and management of our entire network as well as customer service and technical support. All of these systems have been designed with significant flexibility and scalability. We believe that by providing high quality customer service and support we will enhance the overall customer experience and foster customer loyalty.

STRATEGIC PARTNERSHIP WITH NBCI AND AFFILIATES

      In December 1999, we formed a strategic relationship with NBC, NBCi and their affiliates, XOOM.com and Snap.com. Our operational agreements with NBC and NBCi provide for, among other things:

      - access to multimedia broadband content;

      - development of new online services and applications;

      - co-development of the NBCi/Telocity branded portal;

      - promotion of brand awareness; and

      - revenue sharing.

      Our strategic partner, NBCi, will be our preferred provider of media and entertainment content as well as communications and utilities services. By virtue of this relationship, we will be able to provide a rich multimedia experience to our customers. Specifically, we will provide features such as streaming audio and video, utilizing a full suite of NBCi entertainment offerings. In addition, we intend to develop with NBCi new online services and applications for electronic commerce, gaming, search applications and other utility features designed for broadband users. This relationship will allow for significant time-to-market advantages for our content, services and applications.

      Under our agreements, we will jointly develop and design a co-branded portal that provides our customers access to rich multimedia content. We will work with NBCi to develop a consistent user experience, whether the customer is using the co-branded portal or other Telocity services. We expect to extend NBCi's state-of-the-art technologies so that our interfaces feature common elements across different devices within and throughout the home.

      The agreements provide that NBC and NBCi will make available to us online co-branded advertising as well as promotional time on the NBC television network for both co-branded and Telocity-only advertising spots. In addition, when advertising broadband services on-air, NBCi will promote our broadband services exclusively. In the aggregate, these promotional services are valued at $33 million, calculated at preferred rates. These promotional services and our association with the NBC brand will allow us to penetrate the residential marketplace faster and more efficiently.

      We have agreed with NBCi to share a portion of the revenues that are generated from our respective services, advertising and electronic commerce activities provided through the co-branded portal.

      In addition to the operational agreements, NBCi and its affiliates GE Capital, NBC and ValueVision have invested $70.5 million in us, which consists of cash and the promotional services described above.

SERVICES AND APPLICATIONS

      Our platform is capable of delivering a comprehensive suite of broadband services and applications, including high-speed Internet connectivity, lifestyle and productivity enhancement and other value-added services to residential customers through a variety of last mile technologies.

      We seek to price our services and applications competitively in each of our markets. We typically enter into a customer service agreement and charge a monthly fee for high-speed Internet access with no additional per minute charges. The customer service agreement also provides information on commencement of the service, billing, payments, pricing, system requirements and service termination. Our service currently provides data transfer speeds ranging from 144 kilobits per second to
1.5 megabits per second; however, we are capable of providing service at data transfer speeds up to 7.5 megabits per second. The speeds we offer in any given market are based upon the speed of connectivity we purchase from our local access provider. Additionally, our platform allows our ADSL customers to use a single phone line for multiple purposes at once, so that a customer may have a voice conversation, browse the Internet and download information simultaneously, thereby eliminating the need for a second phone line.

      A customer who subscribes to our service receives our residential gateway device that, in addition to providing high-speed Internet access, allows us to provide services and applications, including:

      - Always-On Internet Access. Always-on connectivity eliminates many disadvantages of dial-up connections, including busy signals and the slow dial-up process. Always-on connections to the home significantly enhance various customer-configured information services, such as instant messaging, e-mail and content related applications featuring information such as stock quotes, real time news, sports and weather.

      - Unlimited Access. We provide our customers unlimited access to the Internet and our services with no per-minute usage charges.

      - E-Mail Accounts. We provide our customers three e-mail accounts as part of our service. If our customers require additional e-mail accounts, we can provide them for a minimal additional charge.

      - Personalized Web Pages. Our service provides up to 10 megabytes of storage space for each customer to store e-mails or design and host individual Web pages.

      - Remote Access. Our service allows our customers to access the Internet, their e-mail accounts and other services remotely by using a toll-free dial-up connection. We provide this service to our customers at no additional charge for the first 60 minutes of use each month and charge an incremental fee for each additional minute. This remote access feature ensures that our customers will be able to connect to the Internet away from home.

      The flexible architecture of our platform enables us to add new functions and features. Some of these new functions and features will be offered through upgrades or the addition of new technology to our networks while others will require the utilization of our next-generation residential gateway, which we expect to release during the first half of 2000. The following are several value-added services and functions that are currently under development:

      - Data Security Systems. We intend to have embedded data access intrusion detection and prevention technology that will enable us to configure and monitor a customer's firewall through our Operational Support System. This process will be accomplished without any intervention required on the part of a customer. As a result, a customer without technical expertise will be able to request protection through our advanced security and firewall services.

      - Backup Services. Through our platform we intend to offer secure backup of the data located on a customer's personal computer. This feature allows our customers to backup data automatically to a secure remote site. We believe this feature is more cost-effective than substitutes such as tape and disk drives, and has the additional protection of being stored offsite.

      - Virtual Private Networks. Through our platform we intend to automate and manage VPNs for customers who wish to telecommute to their workplace from home utilizing high-speed access. VPNs provide a convenient and secure remote access capability allowing customers secure access to third party networks for services such as telecommuting, electronic commerce and online banking. Our next software release for our residential gateway includes standards-based functionality and encryption technology that will automate delivery of VPN service.

      - Home Networking. Our next-generation broadband gateway will be compatible with, and able to communicate with, peripheral devices and products through in-house wiring and wireless technology. These devices will include flat panel displays, additional personal computers, cellular phones and personal digital assistants. This feature will allow our customers to have Internet access from, and distribute information to, multiple locations within their homes. Different members of the same family will be able to browse the Internet simultaneously at different personal computers in their home while digitally displaying other information elsewhere in their home.

      - Home Monitoring and Automation. Because the connection to our service is always-on, the gateway provides a simple home monitoring and automation solution. This functionality can give the customer, among other things, a secure password protected Web page where the customer can access images from a gateway-connected video camera anytime and from remote locations. The gateway can also be utilized to manage other devices throughout the home, including lights, thermostats and other electronic devices.

      - Voice Enabled Features. Through our network, our customers will be able to access a portion of our services via standard circuit-switched voice service or via gateway enabled voice over IP functionalities. This feature will include access to services via voice, such as e-mail or home automation controls. Likewise, the gateway can automatically report problems to our customer care and support system through the standard circuit-switched voice line.

      - NBCi/Telocity Services and Applications. We intend to provide rich multimedia broadband content and to facilitate secure online transactions and services for our customers. We expect that the NBCi/Telocity portal will initially emphasize media, entertainment and electronic commerce services such as online gaming and interactive shopping; communication services such as chat facilities; and utility services such as secure online banking. We will provide features such as streaming audio and video, utilizing a full suite of NBCi's entertainment offerings, as well as financial information, news and weather.

      We intend to leverage our broadband platform and strategic partnerships to deliver additional value-added services and applications. Our goal is to capitalize on our early mover advantage in the residential broadband services market and our proprietary technological advantage in our gateway device to become the provider of choice for lifestyle and productivity enhancing services, content and applications both to and throughout the home.

THE TELOCITY BROADBAND PLATFORM

      We designed our broadband platform to provide reliable, high-performance Internet access and to alleviate Internet bottlenecks through an easily deployed scalable architecture with end-to-end network management capabilities. Through our platform we offer a large and growing suite of services and applications that we can remotely configure to each customer's needs. Our broadband platform consists of the proprietary residential gateway device, our managed network, our user interface software, our customer care and support services and our automated billing and provisioning systems.

  Our Residential Gateway

      We believe that customers find our broadband service easy to use primarily because of the proprietary device we refer to as our residential gateway. The gateway combines a DSL modem, a microprocessor unit and a standard operating system in a device that simplifies installation, customer support and service upgrades. The residential gateway is a standalone unit that operates independently of the computer's operating system and that does not require a network interface card to be installed in the computer.

      We believe the current version of our residential gateway is the first integrated device that provides all of the following features:

      - high-speed always-on access;

      - flexible personal computer connectivity with parallel, Ethernet and USB ports;

      - Web-based service management and configuration by the customer;

      - Web-based access to account and service information by the customer;

      - automated gateway software downloading, which facilitates delivery of advanced application and service offerings;

      - a self-installable, fully configurable modem that is interoperable with industry standard DSL technologies for ADSL, SDSL and G.Lite; and

      - speeds from 144 kilobits per second to 1.5 megabits per second for SDSL, and up to 7.5 megabits per second for ADSL.

      We are currently developing our next-generation gateway which we expect to release during the first half of 2000. This device will support two individual phone lines and incorporate several new hardware components that will enable us to offer additional advanced features and functions. For example, we are adding technology that will enable home networking through existing telephone wiring, wireless home networking, home monitoring and automation and will facilitate voice-enabled services.

  Our Managed Network

      We have based our network architecture on the operational goals of responsiveness, reliability and redundancy. Our network begins with the connection of a customer's personal computer, or home network of computers, to our residential gateway. In our current markets the connection to the customer is routed to DSL equipment owned either by the local telephone company or by a competitive local exchange carrier and located in the local central office. In the future, we expect our last mile connectivity to utilize a variety of last mile access technologies in addition to DSL, including wireless and cable solutions. We aggregate our customer traffic through dedicated circuits into our local metropolitan hubs currently located in: Atlanta, Miami, Orlando, Los Angeles, Dallas, McLean (Virginia), New York City, Chicago, Denver, Philadelphia, Boston and San Diego. These dedicated circuits are located in secure data-centers where we lease facilities from our carrier partners. Between our metropolitan hubs, our customer traffic travels on our managed high-speed backbone. Our backbone is interconnected to the Internet and to other network providers at Internet exchange points via private and public peering arrangements. Network peering is the process of connecting to other networks at the closest point, thereby ensuring the least number of connection points in the delivery of data.

      Our network has been designed to be secure and reliable. We provide network monitoring and management 24-hours-a-day, 7-days-a-week from our Network Operations Center in Cupertino, California. We have engineered our network to minimize the likelihood of service interruptions via our redundant OC-3 backbone. This secure fiber backbone link has the capacity to transmit 145 megabits of data per second in two directions throughout the network. We intend to upgrade the transmission capacity of this backbone as dictated by our customers' requirements to ensure that we continue to provide best-in-class service. If a failure occurs in either of these fiber links, the other link will transmit the data with no service loss to our customers. In addition, we have configured our network to have two domain name system servers and two e-mail servers in each metropolitan hub. If any of these servers are down, our network will automatically deliver data to the closest server that is functioning. Furthermore, we place the IP addresses for domain name system servers and e-mail servers on switches that redirect traffic to the nearest available server.

      In order to improve network performance and minimize both delays and bandwidth availability problems, we move data closer to our customers. We have implemented this strategy by developing a network architecture that uses Inktomi technology and Cacheflow caching servers customized for use with our network. These caching servers are connected not only via the Internet but also via our satellite content feeds. Additionally, our network directs each customer's data request to the closest available server containing the requested content, service or application. This close proximity enhances the delivery of data to our customers.

      Our network design anticipates that not all data is equally important to a customer or requires the same urgency for delivery. In most cases, data is transmitted across the Internet on a first in, first out basis. However, to prioritize time-sensitive or other high priority data traffic our network will implement a differentiated services protocol from the customer's gateway across our nationwide network. This differentiated services protocol will allow either us or our customers to prioritize the use of available bandwidth among the services we provide. For example, our network will identify less time-sensitive traffic, such as file transfer protocol, and then prioritize this data delivery based upon a customer's, or content provider's, preference.

  Our User Interface Software

      We believe that customers will use our services more frequently and more effectively if we create an easy-to-use interface that is common to all of our services. We therefore agreed with our strategic partner NBCi to co-develop a consistent user experience across all of our combined services. Initially, this will result in a common user interface whether the customer is using the co-branded portal or other Telocity services. In the future along with NBCi we intend to expand this interface capability to other devices beyond the personal computer, such as televisions, flat panel displays and other information appliances.

  Our Customer Care and Support Services

      A high level of continuing service and support is critical to our objective of developing long-term customer relationships. We emphasize customer service and technical support to provide our customers with the knowledge and resources to utilize our online services and applications successfully.

      We offer customer support 24-hours-a-day, 7-days-a-week. We believe it is critical to our success to have available the resources necessary to support our customers through the entire enrollment and fulfillment process, a vital formative period in each customer's relationship with us. We focus on pre-sales, loop qualification, technical assistance, phone company provisioning, gateway shipment and billing to address our customers' needs. Our objective in serving our customers is to have enough customer service consultants to ensure that our customers are not placed on hold when they need assistance.

      We employ Telamon-IMS Corporation, a subsidiary of Telamon Corporation, an experienced company in telecommunications provisioning, as our pre-sales and enrollment group. Telamon has the ability to scale as our needs for consultants change. We also employ Sutherland, a technical support help center company, to respond to and assist our customers with technical issues. Sutherland's call center processes, technical expertise and scalability help us to provide our customers with real-time assistance. Telamon and Sutherland ensure that there is ample coverage during peak hours regardless of where our customers live.

      In addition to supporting our customers, Telamon and Sutherland also assist us in actively monitoring and reviewing customer calls. We combine this feedback with comments we receive directly, including through our Website, to address and prevent the recurrence of problems experienced by our customers. We have our own in-house customer care staff that helps to service the more complex needs of our customers. We also have a customer recovery unit to address critical complaints that cannot be solved by Telamon or Sutherland. We have also implemented an internal technical support unit that responds to technical difficulties that cannot be resolved by Sutherland. We believe these initiatives will reduce customer turnover and will increase customer satisfaction. We actively monitor comments by customers and respond by incorporating their suggestions into our customer care policies.

  Our Automated Billing and Provisioning Systems

      We have built our platform to perform metering and billing tasks in the gateway. This functionality allows us to automate, monitor and conveniently bill for each customer's services and products with minimal human intervention. This functionality and minimal human intervention also provides us with scalability for a number of services. We intend to expand the metering and billing functionality as a part of our strategic relationship with NBCi.

      We developed our billing and provisioning system as a customer focused, Web-enabled process that ties together all of our customer related processes, including sales, customer service, marketing, billing, accounting, loop qualification and order fulfillment. Using our automated back office process, customers can subscribe to a service without the intervention of a service representative. Once an order has been placed, the customer information is disseminated in real-time to all of our key information technology systems. This reduces costs and helps eliminate service errors. In addition, this real-time information system provides us with a significant competitive advantage because it helps us offer new services quickly and respond to changes in our market.

SALES AND MARKETING

      Our key sales and marketing objective is to be the leading provider of broadband services and applications to residential customers.

      We intend to leverage our platform to capitalize on multiple methods to attract customers. We are currently undertaking a targeted direct marketing effort and are formulating private label programs with distribution partners. Our targeted direct marketing and branding effort uses a mix of print, direct mail, radio, television and online advertising media specifically tailored for each local market. We do not employ a salesforce in this marketing effort. We also attract customers by offering our services and applications to partners under private label programs. Through these programs we will provide all aspects of the service including use of the network, ordering, installation, billing, customer care and the delivery of the gateway. A small salesforce is supporting this distribution method.

SUPPLIERS AND VENDORS

      Our engineers are responsible for prototype development of our residential gateway. However, we outsource the manufacturing of the gateway. Our manufacturing partner provides materials planning and procurement, final assembly, testing and quality control under our supervision. Our manufacturing process enables us to configure our products to meet a wide variety of customer requirements and respond to future technological and industry developments. We currently employ Wellex Corporation as the sole contract manufacturer of our gateway, but we are in negotiations so that we can increase the number of manufacturers in the near term.

COMPETITION

      The business of broadband and Internet services is highly competitive with frequent new market entrants, many of whom may be rivals. To date, however, we know of no significant competitor who is currently pursuing a business strategy that is analogous in all major respects to ours. The principal bases of competition in our markets include:

      - price;

      - performance, including breadth of service availability, reliability of service;

      - ease of access and use;

      - network security;

      - availability and desirability of content;

      - customer support;

      - brand recognition and market penetration; and

      - capital resources.

      We anticipate that over the next few years the high-speed broadband market will become increasingly commoditized, thereby standardizing the price of broadband access. We believe that those providers who will differentiate themselves will do so on the basis of value-added services.

      We believe America Online and Excite@Home represent our most direct source of competition and that we will face direct and indirect competition from:

      - providers of online services;

      - Internet service providers;

      - cable modem service providers;

      - interactive television providers;

      - Internet portal or content sites;

      - telecommunications service providers;

      - wireless and satellite service providers; and

      - consumer electronics and appliance manufacturers.

  Online Service Providers

      Online service providers include companies such as AOL, Excite@Home, MSN (a subsidiary of Microsoft) and WebTV (a subsidiary of Microsoft). These companies provide content and applications over the Internet and on proprietary online services ranging from news and sports to video conferencing. In addition, these companies provide Internet connectivity, ease-of-use and consistency of environment, especially through the development of their own access networks.

  Internet Service Providers

      Internet service providers include both national and regional providers, independent Internet service providers and Internet service providers affiliated with a telecommunications carrier or a data-centric competitive carrier. Internet service providers such as Earthlink Networks, Mindspring, Concentric Network, Netcom Online Communication Services, Verio, Flashcom and PSINet provide Internet access to residential customers, generally using the existing telephone network. Many Internet service providers have begun offering DSL-based services.

      These competitors have traditionally distinguished themselves from the online service companies because they provide only Internet access rather than a collection of proprietary content and services. This distinction has diminished recently because major online services companies also offer access while many portal sites actively compete for the chance to provide proprietary content services to the subscribers of major Internet service providers. Of the thousands of Internet service providers in the United States, the majority are relatively small, localized providers.

  Cable Modem Service Providers

      Providers such as Excite@Home, High Speed Access, SoftNet and RoadRunner and their respective cable partners are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Where deployed, these networks provide similar and in some cases higher-speed Internet access than we provide through DSL. Cable modem service providers often have existing local and regional monopolies in their service markets. In addition, cable modem service providers and their partners have more direct ties to desirable traditional media and entertainment content, as well as the size and financial resources to execute exclusive deals for this content.

  Interactive Television Providers

      Several companies are developing technologies relevant to interactive television. For example, Wink and Liberate are software developers that are working to create interactive television solutions. Microsoft has been active in many areas of interactive television. Microsoft's wholly-owned subsidiary, WebTV, offers set-top boxes with Internet access, interactive program listings and simultaneous television and Internet usage. EchoStar offers WebTV to its subscribers. Microsoft has also acquired equity interests in several network operators. These investments give Microsoft influence in the network operator's choice of interactive software. With its financial, technical and marketing resources, Microsoft will be a strong competitor in the market for interactive television operating systems. In addition, many of these companies are working on standards for interactive television, and we do not know whether our products will be compatible with the standards developed in the future.

  Internet Portal Sites

      Internet portal sites such as Yahoo! and Lycos are specialized Websites that offer an aggregation of content and services either directly or through hyperlinks to other sites. Internet portal sites typically offer search engines, navigational aids, directories, chat facilities, classified ads, message boards, e-mail and other customized content and services. Many sites derive a majority of their revenues from the display of advertising on the site, but may also generate revenue from product promotions or redirection of Internet traffic from the portal to specific sites.

  Wireline Telecommunications Service Providers

      Telecommunications service providers, including competitive telecommunications companies, traditional telephone companies, and traditional and new long distance carriers all pose competition to us because many currently offer DSL services.

      - Traditional Telephone Companies. All of the largest traditional telephone companies in our target markets have begun offering DSL services or have announced their intention to provide DSL services in the near term. The traditional telephone companies have an established brand name in their service areas, possess sufficient capital to deploy DSL equipment rapidly, own the local lines themselves and can bundle digital data services with their existing voice services to achieve economies of scale in serving their customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $30-$40 per month, placing pricing pressure on our service.

      - Competitive Telecommunications Companies. Many competitive carriers such as Covad, Rhythms NetConnections and NorthPoint Communications offer high-speed DSL based services. Companies such as RCN, McLeodUSA and some subsidiaries of utility companies currently offer or are beginning to offer voice and data service to the residential market.

      - National Long Distance Carriers. Interexchange carriers, such as AT&T, Sprint, MCI WorldCom, GTE and Qwest, have deployed large-scale Internet access and ATM networks, sell connectivity to businesses and residential customers, and have brand recognition. They also have interconnection agreements with many of the traditional telephone companies and a number of spaces in central offices from which they are currently offering or could begin to offer competitive DSL services.

  Wireless and Satellite Telecommunications Service Providers

      Wireless and satellite telecommunications service providers utilize wireless and satellite-based networks to provide Internet connectivity. We may face increasing competition from terrestrial wireless services, including 2 Gigahertz (Ghz) and 28 Ghz wireless cable systems (Multi-channel Multipoint Distribution System (MMDS) and Local Multipoint Distribution System (LMDS)), and 24 Ghz and 38 Ghz point-to-point microwave systems. For example, the FCC is currently considering new rules to permit MMDS licensees to use their systems to offer two-way services, including high-speed data, rather than solely to provide one-way video services. The FCC also recently auctioned spectrum for LMDS services in all markets. This spectrum is expected to be used for wireless cable and telephony services, including high-speed digital services. In addition, companies such as Teligent Inc., Advanced Radio Telecom Corp. and WinStar Communications, Inc., which are targeted to the business market hold point-to-point microwave licenses to provide fixed wireless services such as voice, data and videoconferencing. We also may face increasing competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications (a subsidiary of General Motors Corporation), Teledesic and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services, and the FCC has authorized several of these applicants to operate their proposed networks.

  Consumer Electronics and Appliance Manufacturers

      Our broadband platform will support a number of consumer electronic devices and appliances, including cellular phones, flat panel displays and personal digital assistants. Consumer electronics companies and manufacturers of appliances may, in the future, decide to compete with us by bundling their own software with their hardware products, or by entering into exclusive alliances with a competitor. In both instances, they might create products that are incompatible with our systems.

NETWORK AGREEMENTS

      The gateway used by our customers is connected to a telephone line and from there to DSL equipment. This equipment is owned by the incumbent or the competitive carrier and is located in the local central office. We currently have agreements for DSL connectivity with ACI Corp., a subsidiary of Rhythms NetConnections, Inc., BellSouth, Bell Atlantic Network Services and Southwestern Bell, Pacific Bell and Nevada Bell.

      In June 1999, we entered into a one-year provisioning agreement with ACI Corp. for DSL lines and connections between our points of presence and ACI Corp. in the metropolitan Chicago area. This agreement is non-exclusive and gives us the right to purchase services or products from other providers for the Chicago area, although we must offer to purchase certain products and services from Rhythms first on the same terms. The agreement provides that we may purchase up to 3,000 lines at costs fixed in the agreement.

      In September and October 1999, we entered into a number of non-exclusive agreements with BellSouth. We entered into a Market Development Agreement with BellSouth Business Systems, Inc. in which we agreed to market ADSL service in areas in which BellSouth has ADSL service available. We also entered into a series of agreements with BellSouth Telecommunications, Inc. in which we agreed to purchase ADSL and related telecommunications services from BellSouth pursuant to its FCC tariffs. The commitments and terms of our agreements for telecommunications services are for 36 months.

      In September 1999, we entered into a five-year agreement with Bell Atlantic Network Services, Inc. to purchase ADSL services pursuant to Bell Atlantic's FCC tariffs. In October 1999, we entered into a 54-month agreement to purchase ADSL services from Southwestern Bell, Pacific Bell and Nevada Bell pursuant to applicable FCC tariffs.

      In each of the metropolitan hubs of our networks we aggregate our customer traffic through dedicated circuits. We have agreements for dedicated circuits, collocation, backbone and peering agreements with Level 3 Communications, LLC and MCI WorldCom. In October 1999, we entered into agreements with Level 3 terminating in September 2002 that provide us with OC-3, DS1, DS3 and other circuits, collocation throughout the country at Level 3's facilities, roof rights for the location of our caching satellite dishes, remote hands services and peering arrangements. In October 1999, we entered into agreements with MCI WorldCom terminating in September 2002 that provide us with OC-3, DS1, DS3 and other circuits as well as collocation space and peering arrangements.

GOVERNMENT REGULATION

      Many of the services and applications that we offer are subject to varying degrees of federal, state and local regulation. Future regulations and legislation may be less favorable to us than current regulation and legislation. In addition, we may expend significant financial and managerial resources to participate in proceedings setting rules at either the federal or state level, without achieving a favorable result.

  Communications Regulation

      The Telecommunications Act of 1996 substantially departs from prior legislation in the telecommunications industry by establishing local telecommunications competition as a national policy. The Telecommunications Act removes state regulatory barriers to competition and overrules state and local laws restricting competition for telecommunications services. In general, by accelerating competitive entry into the telecommunications market, including new DSL services offered by competitive carriers, the Telecommunications Act establishes a market structure in which the network infrastructure and services we purchase are now available from a variety of providers in addition to incumbent telephone companies. As a result, our business options and choice of vendors, along with the quality and price of facilities and services we buy from telecommunications carriers, are becoming more favorable and yet are substantially dependent on successful implementation of the Telecommunications Act by the FCC and other regulatory agencies.

      Although some of the Telecommunications Act is self-executing, the FCC has issued a variety of regulations upon which we and other broadband competitors rely. We believe that the FCC's regulations and decisions have generally favored competition and the wide availability of DSL connectivity which we purchase in order to provide broadband services to our customers. However, these regulations and decision may be appealed by one or more incumbent carriers, which may lead to uncertainty and delays in implementation of regulations favorable to us, or which may adversely affect our business and financial prospects.

      In November 1998, the FCC ruled that DSL services provided as dedicated access services in connection with Internet access are interstate services subject to the FCC's jurisdiction. Since early 1998, the FCC has been considering broad issues related to competition in the advanced services market. Several former Bell companies petitioned the FCC to be relieved of certain regulatory requirements applicable to their own DSL services, including obligations to unbundle DSL facilities and services, and to resell DSL connectivity to companies like ours. In October 1998, the FCC denied the former Bells' petitions, ruling that DSL services are telecommunications services subject to the unbundling and resale requirements of the Telecommunications Act. These decisions favored competition among our last-mile suppliers. However, they are subject to appeal. The final outcome of such appeals, along with subsequent FCC proceedings interpreting the requirements of the Telecommunications Act could significantly affect our business.

      Most recently, on December 9, 1999, the FCC mandated line sharing, which allows a competitive carrier to simultaneously provide DSL-based services over the same telephone line being used by the incumbent carriers for basic telephone service. Prior to the line sharing decision, only the incumbent carrier could provide broadband service on the existing line. Line sharing removes a significant barrier to competition among our suppliers. The line sharing decision also addressed the control of technical standards for the DSL solutions that we purchase from our last mile suppliers. The line sharing decision removed the discretion that many incumbent carriers had exercised to prevent the operation of some DSL technologies on their local telephone loops. Under the FCC's ruling, a DSL provider may now select the DSL technology it wishes so long as the technology (i) complies with existing industry standards, (ii) is approved by an industry standards body, the FCC, or any state commission, or
(iii) has been successfully deployed by any carrier without significantly degrading the performance of other services. However, the order specifically determines that SDSL, a symmetrical digital subscriber line technology used by some of our vendors, while available to deliver broadband connectivity, is not eligible for line-sharing because it uses the frequencies devoted to voice transmissions. Moreover, this decision remains to be implemented and is subject to reconsideration and appeal.

      DSL and broadband services have also been addressed in two recent proceedings in which the FCC required SBC, Ameritech and Bell Atlantic to establish separate affiliates for the provision of DSL and other advanced telecommunications services. The FCC established specific criteria for the nondiscriminatory availability to competitive carriers of information and ordering processes necessary for the purchase of unbundled DSL-capable loops. We believe that the establishment of separate subsidiaries through which DSL connectivity will be sold to companies like ours will increase the FCC's ability, as well as that of the state public utilities commissions, to monitor compliance with the requirements of Telecommunications Act upon which companies like ours rely. Broadband issues are also the subject of a number of proposed bills introduced in the U.S. Congress. To varying degrees, proposed legislation would either reduce or increase open access to the incumbent Bell carrier networks as well as to the cable networks which have yet to be opened to the type of competition that exists in the telephone network. Many of the largest providers of broadband and Internet services, including America Online, AT&T and the Bell companies, have been significantly involved in lobbying for and against this proposed legislation. Although none of the proposed bills has as yet been voted out of committee, if enacted, such legislation may affect our business and financial prospects.

      For several years, traditional telecommunications carriers have argued that the FCC should repeal rules treating Internet service providers as unregulated providers of enhanced information services. Under this regulatory paradigm, Internet service providers have been subject to a lesser degree of regulation and taxation than traditional telephone service providers which is favorable to us. The FCC has to date resisted all efforts to modify the unregulated treatment of Internet service providers. However, there may be increased legal and political pressure on the FCC to modify these policies. While there is no indication that a major change in the FCC's policies is imminent, the imposition on Internet service providers of access charges, universal service fees and other elements of traditional telecommunications regulation would require us to review and possibly change our financial and business models.

  Internet Content Regulation

      Government regulation of communications and commerce on the Internet varies greatly from country to country. The United States has not adopted many laws and regulations applicable to online communications and commerce. However, it is possible that a number of laws and regulations may be adopted covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, gaming, intellectual property rights, enforceability of contracts and information security.

      Recently, sections of the Communications Decency Act of 1996, or the CDA, that proposed criminal penalties for distributing indecent material to minors over the Internet were held to be unconstitutional. Other provisions of the CDA remain in effect, however, and Congress has since passed the Child Online Protection Act, or COPA, in an effort to remedy the deficiencies the Supreme Court identified in the CDA. It is unclear whether COPA will survive constitutional challenges that have been raised. However, indecency legislation and other government efforts to regulate Internet content could subject us or our customers to potential liability, which in turn could affect our business. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our services or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations, and financial condition. Likewise, the applicability to the Internet of traditional property ownership, copyright, taxation, libel and obscenity law is uncertain.

      Likewise, the impact of ongoing discussions of privacy issues and the Internet remains uncertain. Several U.S. states have proposed, and the European Union has adopted, limitations on the use of personal information gathered online. Pursuant to negotiations with the European Union and the United States, the United States may decide to adopt restrictive laws on the subject of privacy. The Federal Trade Commission, or FTC, has initiated action and obtained a consent decree against at least one online service provider regarding the manner in which personal information is collected from users and provided to third parties. In 1998, Congress enacted the Child Online Privacy Protection Act (COPPA) protecting the privacy of children on the Internet and limiting the information that can be collected from and disseminated to children over the Internet without parental consent. The FTC promulgated broad new rules implementing COPPA in late 1999. Changes to existing laws or the passage of new laws intended to address online privacy and related issues may create uncertainty in the marketplace or could affect the manner in which we do business.

      We may also be subject to claims for defamation, negligence, copyright or trademark infringement (including contributory infringement) based upon information available through our Internet sites, including content created by third parties. Although recent federal legislation protects online services from some claims, the law in this area remains in flux and varies by jurisdiction. It is not possible to develop a business plan that can definitively protect us against liability for our Internet content, including content on our sites that we have not written or created. This uncertainty is likely to prevail for some time, as the laws continue to develop.

EMPLOYEES

      As of December 31, 1999 we had approximately 190 full-time employees, all of whom are based in the United States. We also from time to time employ part-time employees and have hired a number of independent contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage.

PROPERTIES

      Our corporate headquarters facility of approximately 60,000 square feet is located in Cupertino, California. We occupy our corporate headquarters facility pursuant to a lease that expires in June 2005. In early 2000, we will expand into a second facility of approximately 66,000 square feet located in San Jose, California. The lease for this additional facility will expire in November 2004. In addition, we continue to lease our prior facility in San Jose, California under a lease that expires in October 2002. We intend to continue subleasing this 13,200 square foot facility through the expiration of the lease term.

      We have entered into agreements with both Level 3 and MCI WorldCom for collocation space throughout the United States. Through Level 3, we currently have collocation space in Atlanta, Miami, Orlando, Los Angeles, Dallas, McLean (Virginia), New York City, Chicago, Denver, Philadelphia, Boston and San Diego. In 2000, we expect to add collocation space through both Level 3 and MCI WorldCom.

INTELLECTUAL PROPERTY RIGHTS

      We claim common law trademark protection for TELOCITY, TELOCITY TIME, TELOCITY HIGH VELOCITY INTERNET, YOU HAVEN'T SEEN THE NET UNTIL YOU'VE SEEN IT IN TELOCITY TIME and our logo. We have applied for federal trademark registrations for TELOCITY and our logo. We currently have no patents but we have three patent applications pending. We also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements, strategic alliances and contracts with employees, consultants and others. The steps we have taken may not be sufficient to protect our technology or other intellectual property.

      Our products and services consist primarily of commodity hardware and software components in combination. While we have developed some proprietary techniques and expertise, most of our activities and systems are not protectable as proprietary intellectual property. In general, therefore, we have taken only limited steps to protect our intellectual property. Accordingly, we may be unable to use our intellectual property rights to prevent other companies from competing with us. In addition, we may be unable to prevent third parties from developing techniques that are similar or superior to our technology, or from designing around our copyrights, patents and trade secrets, or from misappropriating our intellectual property without detection or without adequate remedy. Failure to protect our intellectual property could materially harm our business.

      Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources and could materially harm our business. From time to time, we may receive notice of claims of infringement of third parties' proprietary rights. Infringement or other claims could be asserted against us in the future, and it is possible that such assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause delays in the development and release of our products, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could materially harm our business.

LEGAL PROCEEDINGS

      We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth certain information with respect to our executive officers and directors as of January 3, 2000.

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
Patti Hart................................  43     President, Chief Executive Officer and
                                                   Director
Peter Olson...............................  57     Executive Vice President, Chief Technical
                                                   Officer and Director
Edward Hayes..............................  44     Executive Vice President and Chief
                                                   Financial Officer
Jim Morrissey.............................  50     Executive Vice President and Chief
                                                   Marketing Officer
James Rohrer..............................  58     Executive Vice President and Customer Care
                                                   Officer
Scott Martin..............................  43     Executive Vice President, Chief
                                                   Administrative Officer and Corporate
                                                   Secretary
Kevin Grundy..............................  42     Senior Vice President, Engineering
Thomas Obenhuber..........................  44     Senior Vice President, Business and
                                                   Product Planning
Matthew Stepovich.........................  36     Senior Vice President, Legal and
                                                   Regulatory Affairs
Regina Wiedemann..........................  38     Senior Vice President, Business
                                                   Development
Jef Raskin................................  56     Vice President, Human Interaction
Andrew Robinson...........................  32     Vice President, Operations
David Cowan...............................  33     Director
Andrew Rappaport..........................  42     Director
Edmond Sanctis............................  37     Director
Michael Solomon...........................  47     Director
Randall Strahan...........................  47     Director

      Patti Hart has served as our President, Chief Executive Officer and as a member of our Board of Directors since June 1999. From February 1994 through April 1999 Ms. Hart was at Sprint Corporation, where she most recently served as President and Chief Operating Officer of Sprint Corporation's Long Distance Division. At Sprint, Ms. Hart also served as President of Sprint Business, President of Sales and Marketing, and President of the Business Services Group. Ms. Hart is a member of the board of directors of Vantive Corp. and Premisys Corp.

      Peter Olson, one of our founders, has served as our Executive Vice President and Chief Technical Officer since July 1998. Previously, Mr. Olson served as our President and Chief Executive Officer from our incorporation in August 1997 until July 1998. From June 1982 through December 1994 Mr. Olson served as Chief Technical Officer of Octel Communications Corporation, a company he co-founded. Mr. Olson is a member of the board of directors of Flycast Communications Corp., IMP, Inc. and Netpulse Communications, Inc.

      Edward Hayes has served as our Executive Vice President and Chief Financial Officer since January 2000. From July 1996 through December 1999, Mr. Hayes worked at Lucent Technologies Inc., where from July 1997 he served as Financial Vice President and Chief Financial Officer of Lucent's Global Service Provider Business. From July 1995 through July 1996, Mr. Hayes worked at Unisys Corporation, where from November 1995 he served as Vice President, Chief Financial Officer and Chief Information Officer of Unisys' Global Professional Services Division. From April 1990 through July 1995 Mr. Hayes worked at ASEA Brown Boveri (ABB), Inc. the U.S. subsidiary of the joint venture between ASEA and BBC Brown Boveri, where from September 1993 he served at Vice President, Chief Financial Officer and Chief Information Officer of ABB Nuclear Operations.

      Jim Morrissey has served as our Executive Vice President and Chief Marketing Officer since September 1999. From January 1980 through September 1999 Mr. Morrissey held various positions at Grey Advertising, including Executive Creative Director and Executive Vice President from December 1995.

      James Rohrer has served as our Executive Vice President and Customer Care Officer since August 1999. From January 1996 through August 1998 Mr. Rohrer served as Chief Operating Officer of Innovative Services of America, a customer service outsourcing firm specializing in customer care for large companies. From November 1967 through December 1995 Mr. Rohrer worked at Sears Roebuck & Co., where he most recently served as Vice President of Customer Satisfaction and Vice President, Automotive Division. Mr. Rohrer is a member of the board of directors of Alpine Access, L.L.C., a customer care outsourcing company.

      Scott Martin has served as our Chief Administrative Officer, Executive Vice President and Corporate Secretary since December 1999. From October 1982 through August 1999 Mr. Martin held various positions at Van Kampen Investments Inc., including Senior Vice President and Deputy General Counsel from January 1995.

      Kevin Grundy, one of our founders, has served as our Senior Vice President, Engineering since December 1997. From February 1997 through November 1997 Mr. Grundy served as President and CEO of Aspen Internet Systems, Inc., a DSL modem company. From June 1995 through August 1997 Mr. Grundy served as Vice President of Engineering and Operations at Minerva Systems, an MPEG encoder company. From June 1994 through June 1995 Mr. Grundy was Director of Engineering at Auspex Systems, Inc., a high reliability network data storage company. Previously, Mr. Grundy worked at NeXT, Incorporated as Executive Director, Manufacturing Engineering and Production, where he was responsible for all hardware engineering, manufacturing and support.

      Thomas Obenhuber, one of our founders, has served as our Senior Vice President, Business and Product Planning since August 1997. From January 1995 through July 1997 Mr. Obenhuber served as Vice President, Operations and Engineering at Genuity, a national backbone Internet service provider that he co-started. From July 1990 through January 1995 Mr. Obenhuber worked at Sun Microsystems where he most recently served as Director, System Architecture.

      Matthew Stepovich, one of our founders, has served as our Senior Vice President, Legal and Regulatory Affairs since our incorporation in August 1997. From October 1996 through April 1997 Mr. Stepovich served as Co-Founder and Executive Vice President at Media Lane Development Group, an Internet commerce design and implementation firm. From December 1995 through September 1996 Mr. Stepovich was a corporate lawyer with Weissburg and Aronson, Inc. From August 1991 through November 1995 Mr. Stepovich was a corporate and regulatory lawyer with Gray Cary Ware & Freidenrich LLP.

      Regina Wiedemann has served as our Senior Vice President, Business Development since October 1999. From June 1999 through September 1999 Ms. Wiedemann served as Vice President of Business Development for Notify Technology Corp., a consumer telephony and Internet notification device company. From August 1997 through October 1998 Ms. Wiedemann was Vice President of Commercial Services for Infonet, a global data communications company. From January 1996 through July 1997 Ms. Wiedemann served as Vice President of Sales and Channel Management at Pacific Bell Internet. From February 1988 through December 1995 Ms. Wiedemann worked at Sprint, where her most recent position was Executive Assistant to the President of Multimedia.

      Jef Raskin has served as our Vice President, Human Interaction since November 1999. From January 1994 through November 1999 Mr. Raskin worked as a consultant, primarily in the field of user interfaces. Previously, Mr. Raskin served as Manager of Advanced Systems at Apple Computer where he created the Macintosh project, including the Macintosh user interface.

      Andrew Robinson joined us in March 1999 as Director of ISP Services and Business Development and was promoted to Vice President of Operations in September 1999. From April 1998 to March 1999 Mr. Robinson was the Chief Operating Officer for Creative Net Internet Services, an Internet service provider. From December 1996 through March 1998, Mr. Robinson served as President and Chief

Operating Officer of Grin Net, an Internet service provider he founded. Mr. Robinson is a charter member of the Internet Service Provider Consortium.

      David Cowan has served on the board of directors since July 1998. Mr. Cowan is the Managing General Partner of Bessemer Venture Partners, which he joined in August 1992. From August 1996 through May 1997 he served as Chief Executive Officer of Visto Corporation, an Internet-based personal information company. From March 1995 through December 1996 he served as Chairman and Chief Financial Officer of VeriSign, Inc. Mr. Cowan is a member of the boards of directors of Flycast Communications Corp., Keynote Systems, Inc., VeriSign, Inc., Worldtalk Communications Corp., and several private companies.

      Andrew Rappaport has served on our Board of Directors since October 1997. Mr. Rappaport has been a general partner at August Capital since August 1996. From August 1984 through July 1996 Mr. Rappaport was President of The Technology Research, Inc. Mr. Rappaport is a member of the board of directors of Silicon Image, Inc. and MMC Networks, Inc., as well as several private corporations.

      Edmond Sanctis has served on our Board of Directors since December 1999. Mr. Sanctis has served as President and Chief Operating Officer of NBC Internet, Inc. since October 1999. From July 1998 to October 1999 Mr. Sanctis served as the Chief Operating Officer of Snap.com. Prior to that, Mr. Sanctis held several positions at NBC, including Senior Vice President and General Manager of Digital Productions from September 1996 to July 1998, Senior Vice President and Executive Producer of Digital Productions from November 1995 through September 1996, and Director of Business Development from May 1994 through November 1995.

      Michael Solomon, one of our founders, has served on our Board of Directors since we were incorporated in August 1997 and served as our Interim CEO from June 1998 through July 1999. Mr. Solomon has been at Mohr, Davidow Ventures since March 1996. From July 1994 through September 1999 Mr. Solomon also worked as an advisor and consultant. Mr. Solomon is a member of the board of directors of Flycast Communications Corp. and several private corporations.

      Randall Strahan has served on our Board of Directors since December 1998. From January 1999 through December 1999 Mr. Strahan served as President and Chief Executive Officer of Telmax Communications Corporation, a DSL equipment company, and is currently chairman of its board of directors. Since November 1999 Mr. Strahan has served as a Venture Partner at Mohr, Davidow Ventures. From November 1978 through January 1998, Mr. Strahan was at Pacific Bell, where he most recently held the position of President, Service Operations.

BOARD OF DIRECTORS

      Our Board of Directors currently consists of seven members. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Upon completion of this offering, our amended and restated certificate of incorporation and bylaws provide that our Board of Directors will be divided into three classes. The terms of each class will expire at different times. The three classes will be comprised of the following directors:

      - Class I consists of                , who will serve until the annual
        meeting of stockholders to be held in 2000;

      - Class II consists of                , who will serve until the annual
        meeting of stockholders to be held in 2001; and

      - Class III consists of                , who will serve until the annual
        meeting of stockholders to be held in 2002.

      At each annual meeting of stockholders beginning with the 2000 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

  Board Committees

      Our Board of Directors has an audit committee and a compensation committee. The audit committee consists of Messrs. Rappaport and Strahan. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. The compensation committee consists of Messrs. Cowan and Solomon. The compensation committee reviews and recommends to the Board of Directors the salaries, incentive compensation and benefits of our officers and employees and administers our stock plans and employee benefit plans.

  Compensation of Directors

      In December 1999, our Board of Directors approved compensation guidelines for directors who are not our officers or employees. The compensation guidelines provide that these directors will be reimbursed for expenses incurred in attending any Board of Directors or committee meeting. Directors who are also our officers or employees will not receive reimbursement for expenses incurred in attending Board of Directors or committee meetings. Effective upon the closing of this offering, our non-employee directors also will be eligible to participate in our 2000 Outside Directors Stock Plan. Employee directors, including Ms. Hart and Mr. Olson, are eligible to participate in our 2000 Employee Stock Purchase Plan and to receive discretionary grants under our 1998 Stock Plan.

EXECUTIVE OFFICERS

      Our executive officers are appointed by our Board of Directors and serve until their successors are elected or appointed.

SUMMARY COMPENSATION INFORMATION

      The following table sets forth all compensation paid or accrued during the year ended December 31, 1999 to all individuals serving as our President and Chief Executive Officer, and each of our four other most highly compensated officers whose compensation exceeded $100,000 for the period. The compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these officers. For the individuals identified, the table also includes the same information for 1998 and 1997, the year in which we were founded.

                                                                                     LONG TERM
                                                       ANNUAL COMPENSATION          COMPENSATION
                                                ---------------------------------   ------------
                                                                       OTHER         SECURITIES
                                                                      ANNUAL         UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITIONS                    YEAR    SALARY    COMPENSATION(1)     OPTIONS      COMPENSATION
----------------------------                    ----   --------   ---------------   ------------   ------------
Patti Hart....................................  1999   $140,000      $  3,097        3,226,274       $150,000(2)
President and CEO (began June 1999)             1998         --            --                0             --
                                                1997         --            --                0             --
Michael Solomon...............................  1999         --        70,665(3)             0             --
  Interim President and CEO (ended              1998         --        80,000(3)             0             --
  June 1999)                                    1997         --            --                0             --
Jim Morrissey.................................  1999     77,211        80,939(4)       800,000        357,992(5)
  Executive Vice President and                  1998         --            --                0             --
  Chief Marketing Officer                       1997         --            --                0             --
Peter Olson...................................  1999    223,333         9,961            7,714             --
  Executive Vice President and                  1998    135,000         7,485           82,286             --
  Chief Technology Officer                      1997     75,000            --                0             --

                                                                                     LONG TERM
                                                       ANNUAL COMPENSATION          COMPENSATION
                                                ---------------------------------   ------------
                                                                       OTHER         SECURITIES
                                                                      ANNUAL         UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITIONS                    YEAR    SALARY    COMPENSATION(1)     OPTIONS      COMPENSATION
----------------------------                    ----   --------   ---------------   ------------   ------------
Kevin Grundy..................................  1999    161,667         7,854                0             --
  Senior Vice President, Engineering            1998    170,000         7,493                0             --
                                                1997     10,000           613                0             --
Thomas Obenhuber..............................  1999    161,667         2,284            5,142             --
  Senior Vice President, Product and            1998     90,000         2,129           54,858             --
  Business Planning                             1997     50,000           428                0             --

---------------
(1) Includes only health insurance premiums paid by us unless otherwise noted.

(2) We paid Ms. Hart a $150,000 signing bonus pursuant to her employment agreement.

(3) We paid these amounts to Mr. Solomon as our Interim President and CEO pursuant to a consulting arrangement.

(4) Includes $1,422 in health insurance premiums paid by us. Also includes $79,517 in debt forgiveness which we forgave pursuant to Mr. Morrissey's employment agreement.

(5) We paid Mr. Morrissey a $150,000 signing bonus pursuant to his employment agreement. Also includes $147,992 payment for closing costs related to the sale of Mr. Morrissey's house, which includes a $66,918 gross up component to cover Mr. Morrissey's additional taxes and $60,000 in contingent compensation for an allowance that Mr. Morrissey will repay to us if our stock trades at $20 or more per share on October 1, 2001, all of which we paid pursuant to Mr. Morrissey's employment agreement.

OPTION GRANTS IN 1999

      The following table sets forth information concerning grants of stock options to the executive officers named in the summary compensation table above who received stock options during 1999. All options granted to executive officers in the last fiscal year were granted under the 1998 Stock Plan. The percent of the total options set forth below is based on an aggregate of 10,615,660 options granted to employees during the period ended December 31, 1999. All options were granted at the fair market value as determined by our Board of Directors on the date of grant.

      Potential realizable value represents hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the fair market value of our common stock appreciates at 5% and 10% over the option term of five years and that the option is exercised and sold on the last day of its option term for the appreciated stock price. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of our future common stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

                                          INDIVIDUAL GRANT                        POTENTIAL REALIZABLE
                       ------------------------------------------------------       VALUE AT ASSUMED
                       NUMBER OF      % OF TOTAL                                    ANNUAL RATES OF
                       SECURITIES       OPTIONS                                    STOCK APPRECIATION
                       UNDERLYING     GRANTED TO      EXERCISE                      FOR OPTION TERM
                        OPTIONS        EMPLOYEES        PRICE      EXPIRATION    ----------------------
NAME                    GRANTED      DURING PERIOD    PER SHARE       DATE          5%          10%
----                   ----------    -------------    ---------    ----------    --------    ----------
Patti Hart...........  3,226,274          30.4%        $0.350       4/30/09      $710,145    $1,799,648
Jim Morrissey........    800,000           7.5          0.750       9/10/09       377,336       956,245
Peter Olson..........      7,714            --          0.575       6/25/09         2,789         7,069
Thomas Obenhuber.....      5,142            --          0.575       6/25/09         1,859         4,712

OPTION EXERCISES IN 1999 AND VALUES AT DECEMBER 31, 1999

      The following table sets forth information concerning option exercises in 1999 by the executive officers named in the summary compensation table above. The options for Ms. Hart and Mr. Morrissey vest over four years, while the options to Messrs. Olson and Obenhuber are all fully vested. All options otherwise generally conform to the terms of our 1998 Stock Plan.

                                                                    NUMBER OF
                                                              SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                              AT DECEMBER 31, 1999          AT DECEMBER 31, 1999
                              SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
                                ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                              ---------------   --------   -----------   -------------   -----------   -------------
Patti Hart..................     3,226,274        --           --             --             --             --
Jim Morrissey...............       800,000        --           --             --             --             --
Peter Olson.................         7,714        --           --             --             --             --
Thomas Obenhuber............         5,142        --           --             --             --             --

EMPLOYMENT AGREEMENTS

      We have entered into employment agreements with all of our current executive officers. All of our executive officers have executed Employee Inventions and Proprietary Rights Assignment Agreements that provide, among other things, that for two years following the officer's employment, the officer will not solicit any of our employees.

      On May 5, 1999, we entered into an at will employment agreement with Ms. Hart, under which Ms. Hart is compensated at a rate of $300,000 per year. Ms. Hart also received a signing bonus of $150,000 and is guaranteed a bonus of $100,000 at the conclusion of her first year of service as our Chief Executive Officer. After two years of service as our Chief Executive Officer and each year of employment with us thereafter, Ms. Hart will be entitled under her agreement to earn a performance bonus in accordance with a performance bonus plan. The agreement also provides for a stock grant pursuant to our 1998 Stock Plan for the purchase of up to 3,226,274 shares of our common stock. Ms. Hart exercised her option in full on June 22, 1999 at a price of $0.35 per share. Ms. Hart's exercise of her option is subject to our right to repurchase her shares at the exercise price, which right lapses as the shares vest at a rate of 1/48 per month. Upon Ms. Hart's resignation for good cause upon a change of control, Ms. Hart shall vest one half of any unvested shares. If we terminate Ms. Hart's employment without cause, she will receive a severance package, as set forth in her employment agreement.

      Effective January 1, 1998, we entered into at will employment agreements with Messrs. Olson, Obenhuber and Stepovich, under which they were to be compensated at rates of $180,000, $120,000 and $96,000 per year, respectively; their current salaries are $280,000, $200,000 and $150,000 per year. In addition, under their agreements, Messrs. Olson, Obenhuber, and Stepovich are each eligible for a performance bonus for each year based upon achievement of performance objectives, the amount which is to be negotiated annually. If we terminate Messrs. Olson, Obenhuber or Stepovich without cause or any resigns for good reason, the individual shall receive his compensation, including pro-rated bonuses, and benefits for three months following termination, plus continued vesting of shares for six months. Effective February 25, 1998, we entered into an employment agreement with Mr. Grundy with the same major conditions, except that Mr. Grundy was to be compensated at a rate of $120,000 per year. Mr. Grundy's current salary is $200,000. We also entered into Founder Stock Purchase Agreements with each of these employees, which contain certain change of control provisions, as described below.

      On December 10, 1999, we entered into an at will employment agreement with Mr. Hayes, under which Mr. Hayes is compensated at a rate of $250,000 per year. Within 30 days of the signing of the agreement, we will pay Mr. Hayes a signing bonus of $325,000. The agreement also provides for a stock option grant pursuant to our 1998 Stock Plan for the purchase of up to 370,000 shares of our common stock. Mr. Hayes exercised all his options on January 5, 2000 at a price of $3.00 per share. Mr. Hayes' exercise of his option is subject to our right to repurchase his shares at the exercise price, which right lapses as the shares vest. Mr. Hayes' shares vest 1/4 after 12 months, then subsequently at a rate of 1/48 of the original grant per month. If we terminate Mr. Hayes without cause or he resigns for good reason, as both terms are defined in his agreement, we will pay Mr. Hayes a lump sum severance payment equal to 12 months of salary and target incentive bonus, remove any vesting cliff and immediately vest the greater of one half of his unvested stock options or an amount equivalent to an additional six months vesting or accelerate his vesting six months.

      On September 14, 1999, we entered into an at will employment agreement with Mr. Morrissey, under which Mr. Morrissey is compensated at a rate of $275,000 per year. Mr. Morrissey received a signing bonus of $150,000. On January 1, 2000, provided that certain objectives have been met, Mr. Morrissey shall receive an additional bonus of $150,000. Upon our initial public offering or our acquisition, Mr. Morrissey shall receive a bonus of $150,000, provided that certain objectives have been met. In the event of certain payments under his agreement, Mr. Morrissey is entitled to receive gross up payments. The agreement also provides for a stock option grant pursuant to our 1998 Stock Plan for the purchase of up to 800,000 shares of our common stock. Mr. Morrissey exercised all of his options on September 14, 1999 at a price of $0.75 per share. Mr. Morrissey's exercise of his option is subject to our right to repurchase his shares at the exercise price, which right lapses as the shares vest. Mr. Morrissey's shares vest 1/4 after one year, then subsequently at a rate of 1/48 of the original grant per month. In order to leave his previous employment, Mr. Morrissey was required to make certain payments. To facilitate his departure, we loaned Mr. Morrissey $2 million: on December 6, 1999 we provided him with a $900,000 loan and on January 5, 2000 we provided him with a $1,100,000 loan, the principal and interest of both we will forgive at a rate of 1/36 per month over three years beginning on September 20, 1999 and January 1, 2000, respectively. Under Mr. Morrissey's agreement we provide to him a monthly housing allowance of $20,000 for 24 months beginning on October 1, 1999. If our stock trades at $20 or more on October 1, 2001, then Mr. Morrissey shall repay the allowance; otherwise, we will forgive his allowance. Upon Mr. Morrissey's termination for cause or his voluntary resignation other than for good reason, the loans become due within 90 days. If we terminate Mr. Morrissey without cause or he resigns with good reason, he shall receive his base salary for one year, continued payment of his housing allowance for one year, discharge of any of his obligations to repay loans or his housing allowance to us, and removal of any vesting cliff plus six months acceleration of his option vesting. Upon a change of control (which includes Ms. Hart's termination as our CEO), within one year, Mr. Morrissey will also receive certain additional accelerated vesting.

      On August 24, 1999, we entered into a one year employment agreement with Mr. Rohrer, under which Mr. Rohrer is compensated at a rate of $160,000 per year. The agreement also provides for a stock grant pursuant to our 1998 Stock Plan for the purchase of up to 100,000 shares of our common stock. Mr. Rohrer exercised all of his options on September 20, 1999 at a price of $0.75 per share. We subsequently granted to Mr. Rohrer an option for an additional 100,000 shares, which he exercised on December 2, 1999 at a price of $1.50 per share. Mr. Rohrer's exercise of his options is subject to our right to repurchase his shares at the exercise price, which right lapses as the shares vest. Mr. Rohrer's 200,000 shares vest 1/8 six months after commencement of his employment, then subsequently at a rate of 1/48 of the total grant per month. Mr. Rohrer's initial option grant will fully vest upon the completion of certain milestones. Mr. Rohrer's employment agreement is for one year, during which time we can only terminate Mr. Rohrer for cause. If we terminate Mr. Rohrer without cause during this time, the options he would have received through the first year fully vest. Either party may terminate the agreement at the end of one year.

      On December 8, 1999, we entered into an at will employment agreement with Mr. Martin, under which Mr. Martin is compensated at a rate of $190,000 per year. Within 30 days of the signing of the agreement, we will pay Mr. Martin a signing bonus of $150,000, which he will repay if he resigns within one year for other than good reason. The agreement also provides for a stock option grant pursuant to our 1998 Stock Plan for the purchase of 245,000 shares of our common stock. Mr. Martin exercised all his options on December 16, 1999 at a price of $3.00 per share. Mr. Martin's exercise of his option is subject to our right to repurchase his shares at the exercise price, which right lapses as the shares vest. Mr.

Martin's shares vest 1/8 after six months, then subsequently at a rate of 1/48 of the original grant per month. Upon a change in control, if we terminate Mr. Martin without cause, or he resigns for good reason, we will continue to pay Mr. Martin his base salary for six months, remove any vesting cliff and immediately vest one half of his unvested stock options. If we terminate Mr. Martin without cause or he resigns for good reason without a change in control, we will remove any vesting cliff, pay Mr. Martin a lump sum of $150,000 and make continued medical and dental benefits to Mr. Martin for six months.

      On September 13, 1999, we entered into an at will employment agreement with Ms. Wiedemann, under which Ms. Wiedemann is compensated at a rate of $140,000 per year. The agreement also provides for a stock grant pursuant to our 1998 Stock Plan for the purchase of up to 240,000 shares of our common stock. Ms. Wiedemann exercised all of her options on October 26, 1999 at a price of $1.50 per share. Ms. Wiedemann's exercise of her option is subject to our right to repurchase her shares at the exercise price, which right lapses as the shares vest. Ms. Wiedemann's shares vest 1/8 after six months, then subsequently at a rate of 1/48 of the original grant per month. If, following a change of control, we terminate Ms. Wiedemann or she resigns for good cause, Ms. Wiedemann shall receive an additional six months of salary, benefits and vesting, including removal of the one year vesting cliff, if applicable.

      On November 11, 1999, we entered into an at will employment agreement with Mr. Raskin, under which Mr. Raskin is compensated at a rate of $160,000 per year. The agreement also provides for a stock grant pursuant to our 1998 Stock Plan for the purchase of up to 120,000 shares of our common stock. Mr. Raskin's exercise of his option is subject to our right to repurchase his shares at the exercise price, which right lapses as the shares vest. Mr. Raskin's shares vest 1/4 after one year, then subsequently at a rate of 1/48 of the original grant per month.

      On April 1, 1999, we entered into an at will employment agreement with Mr. Robinson, under which Mr. Robinson was to be compensated at a rate of $130,000 per year. Mr. Robinson also will receive a one-time stock bonus of 10,000 shares and a $20,000 bonus at the conclusion of his first year of service provided that certain milestones have been met. Mr. Robinson's current salary is $150,000. The agreement also provides for a stock grant pursuant to our 1998 Stock Plan for the purchase of up to 100,000 shares of our common stock. We subsequently granted to Mr. Robinson an option to purchase an additional 100,000 shares of our common stock. Mr. Robinson's exercise of his options is subject to our right to repurchase his shares at the exercise price, which right lapses as the shares vest. Mr. Robinson's shares vest 1/4 after one year of the date of grant, then subsequently at a rate of 1/48 of the original grant per month. Mr. Robinson exercised his options for all 200,000 shares on June 18, October 22 and December 9, 1999 at an average price per share of $0.925. We had previously granted to Mr. Robinson an option to purchase 20,000 shares of our common stock for his performance of consulting work before he was our employee. Mr. Robinson exercised his option to purchase these shares on June 23, 1999 at a price of $0.175 per share. All 20,000 of these shares were fully vested on the grant date. We also paid Mr. Robinson $40,000 for moving expenses.

INCENTIVE BONUS PROGRAM

      We have established an Incentive Bonus Program to begin in 2000 in order to reward our employees for their contributions. We will distribute bonuses quarterly, in January, April, July and October. Executive Officers, including Ms. Hart, all executive vice presidents, senior vice presidents, vice presidents and all director-level managers are eligible for a yearly accumulated bonus of up to 50% of annual salary. For these employees, we will award incentive bonuses based 70% upon our performance as a company and 30% upon the accomplishment of predetermined, specific individual objectives.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

      Our amended and restated certificate of incorporation to be filed prior to completion of this offering limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability associated with any of the following:

      - any breach of their duty of loyalty to the corporation or its stockholders;

      - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      - unlawful payments of dividends or unlawful stock repurchases or redemption; or

      - any transaction from which the director derived an improper personal benefit.

      The limitation of our director's liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our amended and restated certificate of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

      We have entered into indemnification agreements with each of our officers and directors containing provisions that require us to, among other things, indemnify such officers and directors against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover our directors and officers under any of our liability insurance policies applicable to our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

STOCK PLANS

  2000 Equity Incentive Plan

      Our 2000 Equity Incentive Plan was adopted by our Board of Directors in January 2000 as an amendment and restatement of our 1998 Stock Option Plan, originally approved by the Board in January 1998 and our stockholders in February 1998. We anticipate stockholder approval of the 2000 Equity Incentive Plan in January 2000. A total of 24,000,000 shares of our common stock are authorized and reserved for issuance under the 2000 Equity Incentive Plan, including 13,950,000 shares that were authorized and reserved under our 1998 Stock Option Plan prior to its restatement. As of December 31, 1999, options to purchase 1,960,942 shares of common stock were outstanding under the 1998 Stock Option Plan, 10,514,198 shares had been issued upon exercise of options, net of repurchases, and 1,352,360 shares were available for future grant. The cumulative number of shares authorized for issuance under the 2000 Equity Incentive Plan will be increased automatically on January 1, 2001 and each January 1 thereafter during the term of the plan by an amount equal to the lesser of (a) 5% of the outstanding shares of our common stock on the immediately preceding December 31 or (b) a lesser amount determined by our Board of Directors. However, the portion of each such annual increase that may be issued upon the exercise of incentive stock options may not exceed 5,000,000 shares. Appropriate adjustments will be made to the foregoing limits and to awards outstanding under the plan in the event of any change in our capital structure. If any award granted under the 2000 Equity Incentive Plan expires or terminates or if we repurchase any shares issued pursuant to an award, the shares subject to the terminated portion and any repurchased shares will again become available for issuance under the plan.

      The 2000 Equity Incentive Plan is administered by our Board of Directors or by a committee of the Board, who determine, consistent with the provisions of the plan, the persons to whom awards are granted and all of the terms and conditions of awards. The administrator has the authority to construe and interpret the terms of the plan and awards granted under it and to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination may adversely affect any outstanding award without the consent of the affected participant. Unless terminated sooner by the Board of Directors, the 2000 Equity Incentive Plan will terminate automatically in 2010 on the tenth anniversary of its adoption by the Board.

      The 2000 Equity Incentive Plan authorizes the administrator to grant awards in the form of incentive stock options, within the meaning of Section 422 of the United States tax code, nonstatutory stock options, restricted stock purchase rights and bonuses, performance shares and performance units. While incentive stock options may be granted only to employees, including officers and employee directors, all other awards may be granted to employees, consultants and non-employee directors.

      The exercise price per share of incentive stock options granted under the 2000 Equity Incentive Plan must be at least equal to the fair market value of a share of our common stock on the date of grant, while the exercise price per share of nonstatutory stock options must be at least 85% of such fair market value. However, the exercise price per share of an incentive stock option granted to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock or that of any subsidiary corporation must equal at least 110% of the fair market value of a share of our common stock on the grant date, and the term of such incentive stock option must not exceed five years. The terms of all other options granted under the 2000 Equity Incentive Plan may not exceed ten years. The aggregate fair market value (determined as of the date of grant) of our common stock for which incentive stock options may become exercisable for the first time by any optionee may not exceed $100,000 in any calendar year. The administrator has the discretion to determine the vesting provisions and exercise requirements, if any, of all options granted under the plan. Unless longer periods are authorized by the administrator, options granted under the 2000 Equity Incentive Plan generally must be exercised, if at all, within six months after an optionee's termination of service due to death or disability and otherwise within 30 days after an optionee's termination of service, but in no event later than the expiration of the option's term. Options granted under the plan generally are not transferable by an optionee other than by will or the laws of descent and distribution, except that, with the consent of the administrator, an optionee may transfer a nonstatutory stock option to certain family members or entities established for their benefit.

      Awards of restricted stock may be made under the 2000 Equity Incentive Plan either in the form of a restricted stock purchase right or a restricted stock bonus. Restricted stock purchase rights are exercisable at prices determined by the administrator, while restricted stock bonuses are granted in consideration of services rendered to us. Awards of restricted stock may be made subject to vesting restrictions and other conditions as established by the administrator and are not transferable by the participant until vested. Vesting may be based on the participant's continued service with us or the attainment of one or more performance goals established by the administrator, similar to those described below in connection with performance shares and units. While the participant will have voting rights and the right to receive dividends or other distributions paid with respect to the restricted stock, any dividends or distributions paid in stock are subject to the same vesting restrictions as the original award. Unless otherwise provided by the administrator, if a participant's service with us terminates for any reason, the participant will forfeit any then unvested shares acquired as a restricted stock bonus, and we will have the option to repurchase for the amount of the participant's original purchase price any then unvested shares acquired by exercise of a restricted stock purchase right.

      The administrator may grant performance shares and performance units under the 2000 Equity Incentive Plan that are subject to the attainment of such performance goals measured over such periods as the administrator determines. A performance share is an unfunded bookkeeping entry generally having an initial value equal to the fair market value of one share of our common stock, while a performance unit is an unfunded bookkeeping entry generally having an initial value of $100. The final value of an award of performance shares or units is determined by the administrator at the end of the specified performance period on the basis of the extent to which one or more predetermined performance goals have been attained. In granting a performance share or unit award, the administrator establishes the performance goals applicable to the award based on certain measures of business performance specified in the 2000

Equity Incentive Plan, such as revenue, operating income, gross margin, cash flow or numbers of customers. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock (including restricted stock) or any combination of these. Payments may be made in lump sum or on a deferred basis. If payments are to be made on a deferred basis, the administrator may provide for the payment of dividend equivalents or interest during the deferral period. Unless otherwise determined by the administrator, if a participant's service terminates due to death or disability prior to completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the participant remained in service. Except as otherwise provided by the plan, if a participant's service terminates for any other reason, the participant's performance shares or units are forfeited. Prior to their payment, performance share and unit awards are not transferable by a participant other than by will or the laws of descent and distribution.

      In the event of our merger with another corporation or another change in control event, the surviving corporation may assume outstanding awards or substitute new awards of equivalent value. The 2000 Equity Incentive Plan authorizes the administrator to grant stock options providing for the acceleration of vesting and exercisability to such extent and upon such terms as the administrator determines if the surviving corporation refuses to assume or substitute for the options or if, within a specified period of time following the change in control, the optionee is terminated without cause or resigns for good reason, as defined in the award. Any stock options not assumed by the surviving corporation or exercised prior to a change in control will terminate upon the change in control. The plan further authorizes the administrator to provide in any restricted stock award for acceleration of vesting in connection with a change in control to such extent and upon as terms as the administrator determines. In addition, the administrator may provide in any performance share or unit award that in the event of a change in control, the award will become payable in full.

  2000 Employee Stock Purchase Plan

      Our 2000 Employee Stock Purchase Plan was adopted by our Board of Directors in January 2000, and we anticipate stockholder approval in January 2000. A total of 2,500,000 shares of our common stock are authorized and reserved for issuance under the plan, cumulatively increased on January 1, 2001 and each January 1 thereafter through January 1, 2010 by an amount equal to the lesser of (a) 1% of the outstanding shares of our common stock on the immediately preceding December 31, (b) 1,000,000 shares, or (c) a lesser amount determined by our Board of Directors. Appropriate adjustments will be made to these limits and to purchase rights outstanding under the plan in the event of any change in our capital structure. If any purchase right granted under the 2000 Employee Stock Purchase Plan expires or terminates, the shares subject to the unexercised portion will again become available for issuance under the plan.

      The 2000 Employee Stock Purchase Plan is intended to qualify under Section 423 of the United States tax code. It will be administered by our Board of Directors or by a committee of the Board, who have the authority to interpret and apply its provisions. The plan will generally be implemented through consecutive six-month offering periods, although offering periods of up to 27 months are permitted. Offering periods generally start on the first trading day on or after May 1 and December 1 of each year, except that the first offering period will commence on the effective date of this offering and end on or about November 30, 2000.

      Employees, including officers and employee directors, are eligible to participate in the 2000 Employee Stock Purchase Plan if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, any employee who immediately after receiving the grant of a purchase right would own or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock may not be granted a purchase right under the plan. Furthermore, no employee may accrue rights to purchase shares under the plan at a rate that exceeds $25,000 worth of stock, measured at the beginning of the offering period, for each calendar year in which the purchase right is outstanding at any time. Purchase rights granted under the 2000 Employee Stock Purchase Plan are not transferable by a participant other than by will or the laws of descent and distribution.

      The plan permits participants to purchase common stock through payroll deductions of up to 20% of the participant's base salary and commissions. Such amounts are applied to the purchase from us of shares of our common stock at the end of each offering period at a price which is generally 85% of the lower of the fair market value of the common stock on either the first or last day of the offering period. The maximum number of shares a participant may purchase in any six-month offering period is the lesser of 1,000 shares or a number of shares determined by dividing $12,500 by the fair market value of a share of our common stock at the beginning of the offering period. Participants may voluntarily end their participation at any time during an offering period, and participation ends automatically upon termination of employment with us.

      The plan provides that, in the event of our merger with another corporation or another change in control event, each outstanding purchase right may be assumed by the surviving corporation. If the surviving corporation refuses to assume the outstanding purchase rights, the offering period then in progress will be shortened and a new purchase date will be set prior to the change in control. The 2000 Employee Stock Purchase Plan will terminate when all of the authorized shares have been issued, unless terminated earlier by our Board of Directors. The Board of Directors has the authority to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination of the plan may adversely affect any outstanding purchase right without the consent of the affected participant.

  2000 Outside Directors Stock Plan

      Our 2000 Outside Directors Stock Plan was adopted by our Board of Directors in January 2000, and we anticipate stockholder approval in January 2000. The purpose of the plan is to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business. A total of 400,000 shares of our common stock are authorized and reserved for issuance under the plan, cumulatively increased on January 1, 2001 and each January 1 thereafter by an amount equal to the lesser of (a) 0.20% of the outstanding shares of our common stock on the immediately preceding December 31, (b) 150,000 shares, or (c) a lesser amount determined by our Board of Directors. Appropriate adjustments will be made to these limits, to the award formulas described below and to awards outstanding under the plan in the event of any change in our capital structure. If any award granted under the 2000 Outside Directors Stock Plan expires or terminates, or if we repurchase any shares issued pursuant to an award, the shares subject to the terminated portion and any repurchased shares will again become available for issuance under the plan. No awards will be made under the 2000 Outside Directors Stock Plan prior to the effective date of this offering.

      The 2000 Outside Directors Stock Plan establishes an initial, automatic grant of an option to purchase 40,000 shares of our common stock to each non-employee director who is first elected to our Board of Directors after the effective date of this offering. The plan also provides that upon the date of each annual stockholders' meeting, each non-employee director who has been a member of our Board of Directors for at least six months (including our current non-employee directors) will receive an automatic grant of an option to purchase 10,000 shares of our common stock. Each initial and annual option will have an exercise price per share equal to the fair market value of a share of our common stock on the date of grant and will have a term of ten years. Initial options granted to newly elected non-employee directors will vest and become exercisable in four equal annual installments, while annual options granted to continuing non-employee directors will vest and become exercisable in full on the day immediately preceding the date of the first annual stockholders' meeting following the date of grant. All options granted under the 2000 Outside Directors Stock Plan will be nonstatutory stock options. They must be exercised, if at all, within 12 months after a non-employee director's termination service with us by reason of death or disability and otherwise within six months after termination of service, but in no event later than the expiration of the option's term.

      In addition to the foregoing automatic stock option grants, the 2000 Outside Directors Stock Plan permits each non-employee director to elect to receive additional equity awards in lieu of from 25% to 100% of the cash compensation otherwise payable to the director for service on our Board of Directors, beginning with the first full calendar quarter commencing after the effective date of this offering. Non-employee directors' elections generally must be made prior to the beginning of each calendar year, with exceptions for initial elections by newly-elected non-employee directors and the commencement of the plan. These additional equity awards may take the form of either a stock option or a grant of stock units, as determined by the non-employee director's prior election. The awards are granted automatically on the last day of each calendar quarter in lieu of payment of that portion of a non-employee director's cash compensation earned during the quarter and previously designated by the director's election.

      Stock options granted in lieu of a non-employee director's quarterly cash compensation will be for a number of shares determined by dividing the amount of such compensation by 50% of the fair market value of a share of our common stock on the date of grant and will have an exercise price equal to 50% of such fair market value. These options will have a term of ten years and will be immediately vested and exercisable in full.

      Each stock unit granted in lieu of a non-employee director's quarterly cash compensation will represent the right to receive, without further payment, one share of our common stock within 30 days following the earlier of a date specified in the director's advance election or the director's termination of service with us. The number of stock units subject to an award will be determined by dividing the amount of the non-employee director's quarterly cash compensation in lieu of which the stock units are awarded by the fair market value of a share of our common stock on the date of grant. These stock units will be fully vested upon grant. If we pay a cash dividend on our common stock, a director who has previously received stock units will receive dividend equivalents in the form of additional whole and fractional stock units. The number of such additional stock units will be determined by dividing the amount of the cash dividend that would be paid on the number of shares of common stock represented by the director's stock units by the fair market value of a share of our common stock on the dividend payment date. Upon settlement, the fair market value of any fractional stock unit will be paid in cash.

      Stock options and stock units granted under the 2000 Outside Directors Stock Plan generally are not transferable by a director other than by will or the laws of descent and distribution, except that, with the consent of our Board of Directors, a director may transfer stock options to certain family members or entities established for their benefit. In the event of our merger with another corporation or another change in control event, each outstanding initial and annual option will become fully vested and exercisable. The plan provides that the surviving corporation may assume outstanding awards or substitute new awards of equivalent value. However, if the acquiring corporation refuses to assume or substitute for outstanding awards, then outstanding stock units will be settled in shares of our common stock immediately prior to the change in control and outstanding options will terminate upon the change in control to the extent not previously exercised.

      The 2000 Outside Directors Stock Plan will be administered by our Board of Directors or by a committee of the Board in a manner intended to permit non-employee director awards to be exempt from Section 16(b) of the Securities Exchange Act of 1934 in accordance with Rule 16b-3 thereunder. The administrator will approve forms of award agreements for use under the plan, determine the terms and conditions of awards consistent with the requirements of the plan, and construe and interpret the terms of the plan and awards granted under it.

      Unless terminated sooner by our Board of Directors, the 2000 Outside Directors Stock Plan terminates automatically when all shares available for issuance under the plan have been issued. Our Board of Directors has the authority to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination may adversely affect any outstanding award without the consent of the affected director.

  Consultants Stock Option Plan

      Our Consultants Stock Option Plan was adopted by our Board of Directors in January 1998 and approved by stockholders in February 1998. A total of 220,000 shares of our common stock are authorized and reserved for issuance under the plan. Appropriate adjustments will be made to the share reserve and to options outstanding under the plan in the event of any change in our capital structure. If any option granted under the Consultants Stock Option Plan expires or terminates, or if we repurchase any shares issued upon exercise of an option, the shares subject to the terminated portion and any repurchased shares will again become available for issuance under the plan. As of December 31, 1999, options to purchase 100,972 shares of common stock were outstanding under the Consultants Stock Option Plan, 20,000 shares had been issued upon exercise of options, net of repurchases, and 119,028 shares were available for future grant.

      The Consultants Stock Option Plan is administered by our Board of Directors or by a committee of the Board, who determine, consistent with the provisions of the plan, the persons to whom awards are granted and all of the terms and conditions of such awards. The administrator has the authority to construe and interpret the terms of the plan and awards granted under it and to amend or terminate the plan, subject to stockholder approval of any amendment for which such approval is required by law. Generally, no amendment or termination may adversely affect any outstanding option without the consent of the optionee. Unless terminated sooner by the Board of Directors, the Consultants Stock Option Plan will terminate automatically in 2008 on the tenth anniversary of its adoption by the Board.

      The Consultants Stock Option Plan authorizes the grant of nonstatutory stock options to persons engaged by us as independent contractors and not as employees. The exercise price of any option and its vesting and exercise terms are established in the sole discretion of the administrator. Unless otherwise determined by the administrator, an option granted under the plan will have a term of ten years. Subject to earlier termination as provided by the plan or as otherwise provided by the administrator, options granted under the Consultants Stock Option Plan generally must be exercised, if at all, within one month following an optionee's termination of service with us. Options granted under the plan are not assignable or transferable by the optionee.

      In the event of our merger with another corporation or another change in control event, the surviving corporation may assume options outstanding under the Consultants Stock Option Plan or substitute new options of equivalent value. However, if the acquiring corporation refuses to assume or substitute for the outstanding options, then the outstanding options will terminate upon the change in control to the extent not previously exercised.

  401(k) Plan

      We have established an employee savings and retirement plan commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute between 1% and 20% of her or his pre-tax gross compensation (up to a statutorily prescribed annual limit of $10,500 in 2000). The 401(k) plan is intended to qualify under Section 401(k) of the United States tax code, so that contributions to the 401(k) plan by employees or by us and the investment earnings on those contributions are not taxable to the employees until withdrawn. Employees are eligible to participate on the first day of the first month following commencement as an employee. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds. While we have the option of matching our employee's contributions with a discretionary employer contribution, we currently do not do so. If our 401(k) plan qualifies under Section 401(k) of the United States tax code, any contributions we make will be deductible by us.

                           RELATED PARTY TRANSACTIONS

      Other than compensation agreements and other arrangements, which are described in the section entitled "Employment Agreements" under the heading "Management," and the transactions described below, since we were formed, there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

      - in which the amount involved exceeded or will exceed $60,000; and

      - in which any director, executive officer, holder of more than 5% or our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

      We believe that each of the transactions described below were on terms no less favorable than could have been obtained from unaffiliated third parties. All future transactions between us and any director or executive officer will be subject to approval by a majority of the disinterested members of our Board of Directors.

PREFERRED STOCK SALES TO DIRECTORS, OFFICERS AND 5% STOCKHOLDERS

      On July 8, 1998, we sold an aggregate of 13,150,000 shares of our series A preferred stock at a purchase price of $0.50 per share. On February 16 and March 26, 1999, we sold an aggregate of 13,181,818 shares of our series B preferred stock at a purchase price of $1.10 per share. On December 13, 1999 we sold an aggregate of 24,332,061 shares of our series C preferred stock at a purchase price of $5.24 per share. The following officers, directors and 5% stockholders purchased shares in these financings:

                                                       SHARES OF         SHARES OF         SHARES OF
PURCHASER                                            SERIES A STOCK    SERIES B STOCK    SERIES C STOCK
---------                                            --------------    --------------    --------------
NBC and General Electric Entities:
National Broadcasting Company, Inc.................           --                --         6,679,389
  NBC Internet, Inc................................           --                --         5,343,511
  GE Capital Equity Investments, Inc...............           --                --         1,049,618
  ValueVision International, Inc...................           --                --           381,679
August Capital, L.P. Entities:
  August Capital, L.P..............................    6,539,100         3,229,838           618,321
  August Capital Strategic Partners, L.P...........      227,200           112,220                --
  August Capital Associates, L.P...................      333,700           164,824                --
  August Capital II, L.P...........................           --                --         1,908,397
Bessemer Venture Partners Entities:
  Bessemer Venture Partners IV L.P.................    2,633,900         1,172,716           870,229
  Bessec Ventures IV L.P...........................    1,686,100           746,272           580,153
  Bessemer Venture Investors L.P...................      480,000           213,220                --
Mohr, Davidow Ventures Entities:
  Mohr, Davidow Ventures V, L.P....................           --         4,227,274           354,961
  Mohr, Davidow Ventures V, L.P. (1)...............           --           318,182            26,718
  Mohr, Davidow Ventures V-L, L.P..................           --                --         1,717,558
  Michael Solomon..................................      410,000           139,662                --
Patti Hart.........................................           --                --           381,679
Peter Olson........................................      320,000                --           588,022
Kevin Grundy.......................................       70,000                --             1,908

---------------
(1) Includes those shares held by Mohr, Davidow Ventures V, L.P. as nominee for MDV Entrepreneurs' Network Fund II (A), L.P. and MDV Entrepreneurs' Network Fund II (B), L.P.

      National Broadcasting Company, Inc., NBC Internet, Inc., GE Capital Equity Investments, Inc. and ValueVision International, Inc. are affiliated entities and are together considered a 5% stockholder. Mr. Sanctis, one of our directors, is President and Chief Operating Officer of NBC Internet, Inc.

      August Capital, L.P., August Capital Strategic Partners, L.P. and August Capital Associates, L.P. are affiliated entities and are together considered a 5% stockholder. Mr. Rappaport, one of our directors, is a member of August Capital Management and has shared voting and investment power over these entities.

      Bessemer Venture Partners IV L.P., Bessec Ventures IV L.P., Bessemer Venture Investors L.P., Besstel LLC and Bessemer Capital are all affiliated entities and are together considered a 5% stockholder. Mr. Cowan, one of our directors, is the Managing General Partner of Bessemer Venture Partners.

      Mohr, Davidow Ventures V, L.P., MDV Entrepreneurs' Network Fund II (A), L.P., MDV Entrepreneurs' Network Fund II (B), L.P., and Mr. Solomon are affiliated entities and are together considered a 5% stockholder. Mr. Solomon, one of our directors and our former CEO and President, is a member of Fifth MDV Partners, the General Partner of Mohr, Davidow Ventures V, L.P. Mr. Strahan, one of our directors, is a Venture Partner at Mohr, Davidow.

STRATEGIC RELATIONSHIP WITH NBCI

      In December 1999, we entered into a number of strategic agreements with NBCi and its affiliates. These agreements include:

      - an Operating Agreement;

      - two Advertising Agreements;

      - a Series C Preferred Stock Purchase Agreement; and

      - an Investor Rights Agreement.

      The Operating Agreement with NBCi, provides for the co-development of co-branded services and applications, portal interface design, portal content offerings and associated software and utilities, as well as the co-development of other interfaces to deliver services and applications to other devices throughout the home. The Operating Agreement further provides that during the term of the agreement NBCi will be our exclusive provider of Internet content in the areas of utility, communications, media and entertainment. If NBCi does not provide content within these categories that we desire to offer and does not provide the desired content after we request it, we may obtain this content from a third party unless that party is a competitor of NBCi or that party is the sole provider of the desired content. The Operating Agreement also provides that we must negotiate with GE Americom for a period of 30 days before we negotiate with any other satellite connectivity provider. The term of the Operating Agreement is 15 years; however, either party may terminate the agreement for an uncured material breach and NBCi may terminate the Operating Agreement if we become insolvent, if we fail to obtain sufficient financing to support our expansion plans by June 2001 or if an NBCi competitor listed in the agreement acquires more than a 33% interest in us.

      At the general commercial launch of the co-developed Telocity/NBCi interface, NBCi will receive 10% of the gross revenues generated from subscription fees, less costs of goods sold, to subscribers from value-added services and applications for which NBCi does not offer a similar service or application. In addition, we have agreed to pay NBCi 40% of the revenues generated from value-added services and applications for which the other party offers a similar service or application. Finally, the Operating Agreement provides that we will pay NBCi 40% of the revenues generated from the placement of content provided by third parties and NBCi will pay us 40% of net revenues received by any NBCi entity from advertising to our customers, as well as from e-commerce, subscription and pay-per-view media, including revenues derived from direct marketing e-mail solicitations to our customers and advertising placed on the co-branded version of the Snap.com portal.

      The Operating Agreement also provides that between December 1999 and December 2002 NBCi will provide us with online advertising of our services valued at $5 million. The Advertising Agreements provide that between January 2000 and January 2003 NBC and NBCi will provide us with promotional time on the NBC television network valued at $28 million of which $13 million must be used to air co-branded advertising spots. Additionally, NBCi has agreed that until December 2002, when advertising broadband services, it will not use television within its control to promote broadband services provided by any of the competitors we identified to NBCi. NBCi has the right to terminate this promotional exclusivity if we fail to launch our service in at least 16 markets by the end of 2000 and 26 markets by the end of 2001, if Patti Hart leaves Telocity or if we fail to obtain sufficient financing to support our expansion plans by June 2001. In addition, if either the promotional exclusivity or the Operating Agreement is terminated, NBCi may terminate its Advertising Agreement with us and provide us with cash for the unused portion of advertising or provide us with advertising credit for spots that do not have to be co-branded.

      In connection with the Operating Agreement, we issued NBCi a warrant to purchase 1,039,122 shares of our common stock and NBC a warrant to purchase 850,191 shares of our Series C Preferred Stock. These warrants terminate in December 2004 and have an exercise price of $5.24 per share. In addition, in connection with this transaction we entered into a Stock Purchase Agreement pursuant to which we issued to GE Capital, NBC, NBCi and ValueVision, an affiliate of NBCi, a total of 13,454,198 shares of our Series C Preferred Stock in exchange for a cash payment of $37.5 million and $33 million in advertising credit provided through the Operating Agreement and the Advertising Agreements.

      In connection with the sale of our stock we entered into an Amended and Restated Investor Rights Agreement that provides for registration rights for all of our preferred stockholders, including NBCi and its affiliates. The Investor Rights Agreement also provides that for a period of two years following the closing of this offering our founders and preferred stockholders agree to vote their shares to elect a designee of NBC to the Board of Directors, so long as NBC holds at least two-thirds of the shares which it initially purchased, and a designee of NBCi to the Board of Directors. In addition, so long as NBC or NBCi and their affiliates collectively own at least 2,500,000 shares of our Common Stock and neither party has terminated the Operating Agreement, we have agreed to negotiate exclusively with such party for a period of 30 days for the purchase of Telocity if we decide to sell our company or we receive a third party offer to buy a 20% or greater interest in our company.

LOANS TO OFFICERS AND DIRECTORS

      The following officers and directors have executed Recourse Promissory Note and Pledge Agreements in order to finance the exercise of their stock options. As collateral, the holder of the shares of stock purchased through each Note pledges the stock to us. Each Note represents a debt to us that the holder must repay, with interest, and the interest accrues and shall be payable to us on the anniversary date of the Note. Except for Ms. Hart and Mr. Morrissey, each holder must repay us by the earliest of (a) the maturity date of the Note, (b) the termination of the holder's employment with us, (c) a default in the payment of any installment of principal or interest when due, (d) a sale of the stock pledged as collateral or (e) any other such acceleration reasonably necessary for us to comply with any regulations promulgated by the Board of Governors of the Federal Reserve System affecting the extension of credit in connection with our securities.

      The terms of the Notes with Ms. Hart and Mr. Morrissey provide that they must repay us by the earliest of (a) the maturity date of the Note, (b) the date of termination of their employment with us for any reason or (c) the date occurring 12 months after they are first eligible to sell shares of our stock following an initial public offering, provided, however, that should they be terminated without cause, as that term is defined in their Notes, they would not be required to repay upon their termination, but instead upon the earlier occurrence of conditions (a) or
(c).

                                                                               PLEDGED STOCK     MATURITY DATE
NOTE HOLDER                  DATE OF NOTE         AMOUNT       INTEREST RATE   AS COLLATERAL        OF NOTE
-----------               ------------------   -------------   -------------   -------------   ------------------
Patti Hart.............        June 22, 1999   $1,029,196.00       5.22%         2,940,560            May 5, 2004
                               June 22, 1999       99,999.90       5.22            285,714            May 5, 2004
Edward Hayes...........      January 5, 2000    1,010,001.00       5.82            336,667        January 5, 2005
                             January 5, 2000       99,999.00       5.82             33,333        January 5, 2005
Jim Morrissey..........   September 21, 1999      500,001.00       5.82            666,668        October 1, 2004
                          September 21, 1999       99,999.00       5.82            133,332        October 1, 2004
Scott Martin...........    December 16, 1999      635,001.00       5.82            211,667      December 16, 2004
                           December 16, 1999       99,999.00       5.82             33,333      December 16, 2004
Regina Wiedemann.......     October 26, 1999      360,000.00       5.82            240,000       October 26, 2004
James Rohrer...........   September 20, 1999       75,000.00       5.82            100,000     September 20, 2004
                            December 2, 1999      150,000.00       5.82            100,000       December 2, 2004
Andrew Robinson........        June 18, 1999       35,000.00       4.51            100,000          June 18, 2004
                               June 23, 1999        3,500.00       4.51             20,000          June 23, 2004
                            October 22, 1999       30,000.00       5.82             20,000       October 22, 2004
                            December 9, 1999      120,000.00       5.82             80,000       December 9, 2004

      In addition, pursuant to our employment agreement with Mr. Morrissey, we make a monthly home allowance of $20,000 to him for a period of 24 months beginning October 1, 1999. Also pursuant to his employment agreement, on December 6, 1999 and January 5, 2000, we loaned him $900,000 and $1,100,000, respectively, at the AFR, the applicable federal interest rate determined by the United States Internal Revenue Service. The terms of these loans, including forgiveness and repayment, are described above in "Management -- Change of Control and Employment Agreements."

INVESTOR RIGHTS AGREEMENT

      We have entered into an agreement with the preferred stockholders described above pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. For a description of these registration rights, see "Description of Capital Stock." Upon the completion of this offering, all shares of our outstanding preferred stock will be automatically converted into an equal number of shares of common stock.

STOCK OPTION GRANTS TO CERTAIN OFFICERS AND DIRECTORS

      During 1999, we granted the following options to purchase our common stock to our officers, directors and stockholders who beneficially own 5% or more of our common stock. These options were granted under the 1998 Stock Plan, which is more fully described in the section entitled "Management -- Stock Plans."

                                                                                EXERCISE PRICE
NAME                                          DATE OF GRANT        OPTIONS        PER SHARE
----                                        ------------------    ----------    --------------
Patti Hart................................      April 30, 1999     3,226,274        $0.350
Peter Olson...............................       June 25, 1999         7,714         0.575
Edward Hayes..............................   December 15, 1999       370,000         3.000
Jim Morrissey.............................  September 10, 1999       800,000         0.750
James Rohrer..............................     August 26, 1999       100,000         0.750
                                             November 15, 1999       100,000         1.500
Scott Martin..............................   December 15, 1999       245,000         3.000
Thomas Obenhuber..........................       June 25, 1999         5,142         0.575
Regina Wiedemann..........................  September 28, 1999       240,000         1.500
Jef Raskin................................   November 15, 1999       120,000         1.500
Andrew Robinson...........................      March 12, 1999        20,000         0.175
                                                April 30, 1999       100,000         0.350
                                            September 28, 1999        20,000         1.500
                                             November 15, 1999        80,000         1.500
Randall Strahan...........................    January 20, 1999       200,000         0.050

FOUNDER STOCK PURCHASE AND REPURCHASE AGREEMENTS

      On December 23, 1997, we entered into Founder Stock Purchase Agreements with Messrs. Olson, Solomon, Obenhuber and Stepovich. In these agreements, the founders agreed to purchase shares of our common stock at a price of $0.0005 per share, as set forth in the table below. Each founder's purchase of his shares is subject to our right to repurchase his shares at the exercise price, which right lapses as the shares vest. 11/32 of each of the founder's shares vested immediately and the remaining vest subsequently at a rate of 1/42 per month of the remaining total so long as the founder is continuously employed by us. Our option to repurchase the unvested options may terminate upon a transfer of control, as defined and set forth in the agreements. The agreements give us a right of first refusal before a founder may transfer or sell any of his shares. The agreements also provide each founder piggyback registration rights as set forth in the agreements.

      In order to reallocate our founders' stock, we entered into agreements to repurchase, then redistribute certain founders' shares. On June 1, 1998, we entered into Founder Stock Repurchase Agreements with Mr. Olson and Mr. Solomon to repurchase 2,662,000 shares of our common stock from Mr. Olson at a price of $0.0005 per share and 154,000 shares of our common stock from Mr. Solomon at a price of $0.0005 per share. The table below sets forth the adjusted grants to Mr. Olson and Mr. Solomon, which gives effect to our repurchase of some of their shares. On June 10, 1998, we entered into supplemental Founder Stock Purchase Agreements with Messrs. Obenhuber, Grundy and Stepovich, whereby each was granted shares of our common stock. In these agreements, Messrs. Obenhuber, Grundy and Stepovich agreed to purchase shares of our common stock at a price of $0.005 per share, as also set forth in the table below. Each founder's purchase of his shares is subject to our right to repurchase his shares at the exercise price, which right lapses as the shares vest. 7/48 of each of the supplemental founders' shares vested immediately and the remaining subsequently at a rate of 1/42 per month of the remaining total so long as the founder is continuously employed by us. Our option to repurchase the unvested options may terminate upon a transfer of control, as defined and set forth in the supplemental agreements. The supplemental agreements give us a right of first refusal before a founder may transfer or sell any of his shares. The supplemental agreements also provide each founder piggyback registration rights as set forth in the agreements.

                                                                                              REMAINING
                                                                                               MONTHLY
                            TOTAL SHARES AND PRICE          INITIAL SHARE VESTING           SHARE VESTING
                           ------------------------   ---------------------------------   -----------------
                                                       INITIAL     PORTION     NUMBER     PORTION   NUMBER
                           TOTAL NUMBER   PRICE PER    VESTING     VESTED      VESTED     VESTING   VESTING
                            OF SHARES       SHARE       DATE      INITIALLY   INITIALLY   MONTHLY   MONTHLY
                           ------------   ---------   ---------   ---------   ---------   -------   -------
Michael Solomon..........   1,400,000      $0.0005     10/3/97      11/32      481,250     1/42     21,876
Peter Olson..............   2,000,000       0.0005     10/3/97      11/32      687,500     1/42     31,250
Kevin Grundy.............   1,600,000       0.0050     12/3/97       7/48      233,328     1/42     33,328
Thomas Obenhuber.........     480,000       0.0005     12/3/97        1/8       60,000     1/42     10,000
                            1,120,000       0.0050     12/3/97       7/48      163,332     1/42     23,334
Matthew Stepovich........     144,000       0.0005     12/3/97        1/8       18,000     1/42      3,000
                              356,000       0.0050     12/3/97       7/48       51,916     1/42      7,416

ACQUISITION OF TECHNOLOGY AND INTELLECTUAL PROPERTY OF ASPEN INTERNET SYSTEMS, INC.

      On October 3, 1997, we entered into a Common Stock Purchase Agreement with Aspen Internet Systems, Inc. in which we granted to Aspen the option to purchase 504,000 shares of our common stock at a price of $0.0005 per share in exchange for the execution of a patent license agreement. In the first quarter of 1998 we acquired assets constituting certain completed technology that has been incorporated in our residential gateway in exchange for the following consideration:

      - promissory notes with an aggregate principal amount of $405,000 bearing a 6.0% annual interest rate;

      - an aggregate of 40,572 shares of our common stock;

      - cash in the amount of $80,000; and

      - options to purchase 280,000 shares of our common stock.

      Mr. Grundy was a founder of Aspen and had served as its President and Chief Executive Officer until our acquisition of Aspen. Mr. Grundy currently holds the positions of President, Secretary and Chief Financial Officer of Aspen. Mr. Olson and Mr. Solomon both had served on the board of directors of Aspen until April 2, 1998, when Mr. Stepovich became its sole director.

BRIDGE LOANS

      On November 15, 1999, in advance of the close of our Series C preferred stock financing, we entered into convertible bridge loan transactions with Ms. Hart and Mr. Olson. Each bridge loan was made at an annual interest rate of 12.0%, due within 60 days, required 5.0% warrant coverage and was to be converted upon the close of our Series C preferred stock financing. Ms. Hart's loan was for $2,000,000 and Mr. Olson's loan was for $3,000,000. When we closed our Series C preferred stock financing on December 13, 1999, Ms. Hart's loan was converted into 381,679 shares of Series C preferred stock and Mr. Olson's loan was converted into 572,519 shares of Series C preferred stock. In connection with the loans we paid $21,041 and $31,562 in interest to Ms. Hart and Mr. Olson, respectively. In addition to the 5.0% warrant coverage, Ms. Hart and Mr. Olson own warrants for 19,084 shares and 28,626 shares, respectively, for the purchase of our preferred stock at an exercise price of $5.24 per share.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of common stock offered hereby by the following:

      - each stockholder known by us to own beneficially more than 5% of our common stock;

      - each of our executive officers named in the compensation table in the section entitled "Management;"

      - each of our directors; and

      - all directors and executive officers as a group.

      The address for those individuals for which an address is not otherwise indicated is 10355 North De Anza Boulevard, Cupertino, California 95014.

                                                                                 PERCENT OF SHARES
                                                                  SHARES           OUTSTANDING(1)
                                                               BENEFICIALLY     --------------------
                                                               OWNED PRIOR      PRIOR TO     AFTER
NAME OR GROUP OF BENEFICIAL OWNERS                            TO OFFERING(1)    OFFERING    OFFERING
----------------------------------                            --------------    --------    --------
DIRECTORS AND EXECUTIVE OFFICERS
David Cowan(2)..............................................     9,050,088        12.8%           %
  Bessemer Ventures Partners
  535 Middlefield Road, Suite 245
  Menlo Park, California 94025
Patti Hart(3)...............................................     3,613,037         5.1
Peter Olson(4)..............................................     2,426,648         3.4
Andrew Rappaport(5).........................................    15,026,102        21.2
  August Capital
  2480 Sand Hill Road, Suite 101
  Menlo Park, California 94025
Edmond Sanctis(6)...........................................    15,343,510        21.1
  NBC Internet, Inc.
  225 Bush Street
  San Francisco, California 94104
Michael Solomon(7)..........................................     8,538,355        12.1
  Mohr, Davidow Ventures
  2775 Sand Hill Road
  Menlo Park, California 94025
Randall Strahan(8)..........................................     6,914,693         9.8
  Mohr, Davidow Ventures
  2775 Sand Hill Road
  Menlo Park, California 94025
Kevin Grundy(9).............................................     1,618,908         2.3
Jim Morrissey(10)...........................................       800,000         1.1
Thomas Obenhuber(11)........................................     1,600,000         2.3
All directors and officers as a group (17 persons)(12)......    60,737,832        82.8

                                                                                 PERCENT OF SHARES
                                                                  SHARES           OUTSTANDING(1)
                                                               BENEFICIALLY     --------------------
                                                               OWNED PRIOR      PRIOR TO     AFTER
NAME OR GROUP OF BENEFICIAL OWNERS                            TO OFFERING(1)    OFFERING    OFFERING
----------------------------------                            --------------    --------    --------
5% STOCKHOLDERS:
Entities affiliated with August Capital, L.P.(5)............    15,026,102        21.2
  2480 Sand Hill Road, Suite 101
  Menlo Park, California 94025
Entities affiliated with NBC Internet, Inc.(6)..............    15,343,510        21.1
  225 Bush Street
  San Francisco, California 94104
Entities affiliated with Bessemer Venture Partners(2).......     9,050,088        12.8
  1400 Old Country Road, Suite 407
  Westbury, New York 11590
Entities affiliated with Mohr, Davidow Ventures(13).........     8,808,355        12.4
  2775 Sand Hill Road
  Menlo Park, California 94025

---------------
 (1) The number of shares beneficially owned and the percent of shares outstanding are based on (a) 70,826,149 shares outstanding as of December
     31, 1999 and (b)      shares outstanding after completion of this offering,
     assuming no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following December 31, 1999 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percent of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percent ownership of any other person. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.

 (2) Includes 5,043,123 shares held by Bessemer Venture Partners IV L.P., 3,246,997 shares held by Bessec Ventures IV L.P., and 759,968 shares held by Bessemer Venture Investors L.P. Mr. Cowan disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities.

 (3) Includes 2,822,990 shares subject to our right of repurchase as of December 31, 1999, which lapses over time.

 (4) Includes 500,000 shares subject to our right of repurchase as of December 31, 1999, which lapses over time.

 (5) Includes 12,130,253 shares held by August Capital, L.P., 399,980 shares held by August Capital Strategic Partners, L.P., 587,472 shares held by August Capital Associates, L.P. and 1,908,397 shares held by August Capital II, L.P. Mr. Rappaport disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities.

 (6) Includes 6,679,389 shares held by National Broadcasting Company, Inc., 5,343,510 shares held by NBC Internet, Inc., 1,049,618 shares held by GE Capital Equity Investments, Inc. and 381,679 shares held by ValueVision International, Inc. Also includes warrants to purchase 850,191 shares held by National Broadcasting Company, Inc. and warrants for 1,039,122 shares held by NBC Internet, Inc., all of which are exercisable at $5.24 a share. Mr. Sanctis disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities.

 (7) Includes 4,582,235 shares held by Mohr, Davidow Ventures V, L.P., 344,900 shares held by Mohr, Davidow Ventures V, L.P. as nominee for MDV Entrepreneurs' Network Fund II (A), L.P. and MDV Entrepreneurs' Network Fund II (B), L.P. and 1,717,558 shares held by Mohr, Davidow Ventures V-L, L.P. Mr. Solomon is a member of Fifth MDV Partners, the General Partner of Mohr, Davidow Ventures V, L.P. Mr. Solomon disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest therein. In addition to the 6,644,693 shares held by the entities affiliated with Mohr, Davidow Ventures, Mr. Solomon personally also holds 1,893,662 shares, which includes 349,974 shares subject to our right of repurchase as of December 31, 1999, which lapses over time so long as Mr. Solomon continues to serve on our Board of Directors.

 (8) Includes 4,582,235 shares held by Mohr, Davidow Ventures V, L.P., 344,900 shares held by Mohr, Davidow Ventures V, L.P. as nominee for MDV Entrepreneurs' Network Fund II (A), L.P. and MDV Entrepreneurs' Network Fund II (B), L.P. and 1,717,558 shares held by Mohr, Davidow Ventures V-L, L.P. Mr. Strahan is a Venture Partner with Mohr, Davidow Ventures. Mr. Strahan disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest therein. In addition to the 6,644,693 shares held by the entities affiliated with Mohr, Davidow Ventures, Mr. Strahan personally also holds 270,000 shares.

 (9) Includes 566,800 shares subject to our right of repurchase as of December 31, 1999, which lapses over time.

(10) Includes 800,000 shares subject to our right of repurchase as of December 31, 1999, which lapses over time.

(11) Includes 576,652 shares subject to our right of repurchase as of December 31, 1999, which lapses over time.

(12) Includes the shares beneficially owned by the persons and entities described in footnotes (2), (5), (6), (7) and (8). Also includes 600,000 shares over which Mr. Stepovich holds voting and investment power solely as Trustee of the Olson 1999 Childrens Trust; Mr. Stepovich disclaims beneficial ownership of these shares. Although Mr. Hayes did not begin his employment with us until January 3, 2000, these numbers include Mr. Hayes as an officer and those shares he subsequently exercised on January 5, 2000 as shares exercisable within 60 days of December 31, 1999.

(13) Includes 4,582,235 shares held by Mohr, Davidow Ventures V, L.P., 344,900 shares held by Mohr, Davidow Ventures V, L.P. as nominee for MDV Entrepreneurs' Network Fund II (A), L.P. and MDV Entrepreneurs' Network Fund II (B), L.P. and 1,717,558 shares held by Mohr, Davidow Ventures V-L, L.P. Also includes 1,893,662 shares held by Mr. Solomon personally and 270,000 shares held by Mr. Strahan personally.

                          DESCRIPTION OF CAPITAL STOCK

      Upon the completion of this offering, we will be authorized to issue 260,000,000 shares, $0.001 par value per share, to be divided into two classes to be designated common stock and preferred stock. Of the shares authorized, 250,000,000 shares shall be designated as common stock and 10,000,000 shares shall be designated as preferred stock. The following description of our capital stock is only a summary. You should refer to our certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

      As of December 31, 1999, there were 70,826,149 shares of common stock
outstanding which were held of record by approximately      stockholders. There
will be    shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after September 30, 1999) after giving effect to the sale of our common stock in this offering. There are outstanding unexercised options to purchase a total of 2,240,242 shares of our common stock.

      The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation to be filed concurrently with completion of this offering does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

PREFERRED STOCK

      Upon the completion of this offering and filing of our amended and restated certificate of incorporation, our Board of Directors will be authorized, without action by the stockholders, to issue 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of all shares of preferred stock upon the right of holders of our common stock until our Board of Directors determines the specific rights of the holders of any preferred stock that may be issued. However, the effect might include, among other things: (a) restricting dividends on the common stock, (b) diluting the voting power of the common stock, (c) impairing the liquidation rights of the common stock and (d) delaying or preventing a change in our control without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding and we have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

      The holders of approximately 50,663,879 shares of preferred stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

  Demand registration rights

      - At any time after the earlier of February 16, 2002 and six months after the closing of this offering the holders of at least 10% of the shares having registration rights have the right to demand on four separate occasions that we file a registration statement on a form other than Form S-3 so that they can publicly sell their shares, as long as the aggregate market value of the shares to be sold under the registration statement exceeds $5 million. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration.

      - If we are eligible to file a registration statement on Form S-3, holders of at least 10% of the shares having registration rights have the right to demand at any time more than six months following the closing of a registration that we file a registration statement on Form S-3, as long as the aggregate market value of the shares to be sold under the registration statement exceeds $1 million. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration.

  Piggyback registration rights

      If we register any shares for public sale, stockholders with registration rights will have the right to include their shares in the registration. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration; provided that the number of shares to be included by holders with registration rights in the registration shall not be reduced below 50% of the total number of shares to be included in the registration. In addition, the underwriters of this offering have the right to exclude all shares held by holders with registration rights.

  Expenses of registration

      We will pay all expenses relating to any demand or piggyback registration. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

  Expiration of registration rights

      The registration rights described above will expire seven years after this offering is completed. The registration rights will terminate earlier for a particular stockholder if that holder can resell all of its shares pursuant to Rule 144 of the Securities Act.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

      Certain provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition more difficult by means of a tender offer, a proxy contest or otherwise and could also make the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. The amendment of any of the following provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

BOARD OF DIRECTORS

      Effective with the first annual meeting of stockholders following completion of this offering, our amended and restated bylaws provide for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-term, and one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. Further, our amended and restated certificate of incorporation filed in connection with this offering and restated bylaws do not provide for cumulative voting in the election of directors.

STOCKHOLDER MEETINGS

      Under our amended and restated certificate of incorporation and amended and restated bylaws, only our Board of Directors, Chairman of the Board or Chief Executive Officer may call special meetings of stockholders. Our restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

UNDESIGNATED PREFERRED STOCK

      The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

SECTION 203

      We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

      - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

      - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

      - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

      - any merger or consolidation involving the corporation and the interested stockholder;

      - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

      - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

      - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

NASDAQ STOCK MARKET NATIONAL MARKET LISTING

      We have applied to have our common stock quoted on The Nasdaq Stock Market's National Market under the symbol "TLCT."

                        SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock.

      Upon completion of this offering, based on shares outstanding as of
December 31, 1999, we will have outstanding    shares of common stock, assuming
(1) the issuance of    shares of common stock in this offering, (2) no exercise
of the underwriters' over-allotment option, and (3) no exercise of options after December 31, 1999.

      All of the    shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, the sale of any of these share if purchased by "affiliates" as that term is defined in Rule 144 are subject to certain limitations and restrictions that are described below.

      The remaining 70,826,149 shares of common stock and mandatorily redeemable convertible preferred stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares are "restricted shares" as that term is defined in Rule 144 and therefore may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In addition, our directors and officers as well as other stockholders and optionholders have entered into "lock-up agreements" with the underwriters. These lock-up agreements provide that, except under limited exceptions, the stockholder may not offer, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock for a period of 180 days after the date of this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up
agreements. Accordingly, of the remaining 70,826,149 shares,      shares will
become eligible for sale 180 days after the effective date subject to Rules 144 and 701.

      As of December 31, 1999, there were a total of 2,240,242 shares of common stock subject to outstanding options, 185,159 of which were vested, and nearly all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1998 Stock Plan, our 2000 Employee Stock Purchase Plan and our 2000 Outside Directors Stock Plan. On the date 180 days after the effective date of the offering, the date that the lock-up agreements expire, a
total of      shares of our common stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our 1998 Stock Plan, our 2000 Employee Stock Purchase Plan and our 2000 Outside Directors Stock Plan generally would be available for resale in the public market.

RULE 144

      In general, under Rule 144 beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

      - 1% of the number of shares of common stock then outstanding, which will
        equal approximately      shares immediately after this offering; or

      - the average weekly trading volume of the common stock on the Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(K)

      Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual lock-up restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

                                  UNDERWRITING

GENERAL

      We intend to offer our common stock in the United States through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among our company and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below:

                                                                 NUMBER
                        UNDERWRITER                             OF SHARES
------------------------------------------------------------    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Credit Suisse First Boston Corporation......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                                --------
             Total..........................................
                                                                --------

      In the purchase agreement, the underwriters have agreed to purchase all of the shares being sold if any of the shares being sold are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments by the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

      The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain
dealers at such price less a concession not in excess of $          per share of
common stock. The underwriters may allow, and such dealers may reallow, a
discount not in excess of $          per share of common stock to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the per share and the total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                             PER SHARE    WITHOUT OPTION    WITH OPTION
                                             ---------    --------------    -----------
Public offering price......................      $             $                $
Underwriting discount......................      $             $                $
Proceeds, before expenses, to Telocity.....      $             $                $

      The expenses of the offering, exclusive of the underwriting discount, are
estimated at $[          ] million and are payable by us.

OVER-ALLOTMENT OPTION

      We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

RESERVED SHARES

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to      % of the shares offered by this prospectus to
be sold to some of our employees, officers, directors and their immediate family members. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

      We and our executive officers and directors and all of our existing stockholders have agreed, with certain exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly

      - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our common stock; or

      - enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

QUOTATION ON THE NASDAQ NATIONAL MARKET

      We expect the shares to be approved for quotation on the Nasdaq National Market under the symbol "TLCT."

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, were the valuation multiples of publicly traded companies that the representatives believed to be comparable to us, certain of our financial information, the history of, and the prospects for, our company and the industry in which we compete, and an assessment of our management, our past and present operations, the prospects for, and timing of, future revenue of our company, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

      The underwriters have advised us that they do not expect sales of the common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered in this offering.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

      Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

      Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither our company nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Some of the underwriters and their affiliates may engage in other transactions with, and perform services for, our company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with our company, for which they may receive customary compensation.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Legal matters will be passed upon for the underwriters by Baker & McKenzie, New York, New York. As of the date of this prospectus, Gray Cary Ware & Freidenrich LLP, GCWF Investment Partners, an investment partnership composed of some current and former members of and persons associated with Gray Cary Ware & Freidenrich LLP, and some individual members of Gray Cary Ware & Freidenrich LLP, beneficially own an aggregate of 98,168 shares of our common stock. Regulatory matters will be passed upon for us by Patton Boggs LLP, Washington, D.C. As of the date of this prospectus, one member of Patton Boggs LLP owns an aggregate of 1,051 shares of our common stock.

                                    EXPERTS

      The financial statements as of December 31, 1997 and 1998, and for the period August 18, 1997 (date of inception) to December 31, 1997, year ended December 31, 1998 and the period August 18, 1997 (date of inception) to December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a Website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                 TELOCITY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Deficit............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Telocity, Inc.
(a company in the development stage)

      The reincorporation described in Note 13 to the consolidated financial statements has not been consummated at January 6, 2000. When it has been consummated, we will be in a position to furnish the following report:

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Telocity, Inc. (a company in the development stage) at December 31, 1997 and 1998, and the results of their operations and their cash flows for the period from August 18, 1997 (date of incorporation) to December 31, 1997, the year ended December 31, 1998 and the period from August 18, 1997 (date of incorporation) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

August 6, 1999, except for Note 13, which is as of December 13, 1999
San Jose, California

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               PRO FORMA
                                                            DECEMBER 31,                     SEPTEMBER 30,
                                                          ----------------   SEPTEMBER 30,       1999
                                                           1997     1998         1999        (SEE NOTE 12)
                                                          ------   -------   -------------   -------------
                                                                              (UNAUDITED)     (UNAUDITED)
ASSETS
Current assets:
    Cash and cash equivalents...........................  $   21   $ 1,402     $    179        $    179
    Accounts receivable.................................      --        --           57              57
    Prepaid expenses and other current assets...........     110        37          719             719
                                                          ------   -------     --------        --------
         Total current assets...........................     131     1,439          955             955
Property and equipment, net.............................     292     2,740        6,900           6,900
Intangibles, net........................................      --       467          406             406
Deposits................................................      --        51          638             638
                                                          ------   -------     --------        --------
         Total assets...................................  $  423   $ 4,697     $  8,899        $  8,899
                                                          ======   =======     ========        ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
    Accounts payable....................................  $  100   $ 1,588     $  2,728        $  2,728
    Accrued liabilities.................................      --       130          621             621
    Notes payable, current..............................      --       562        2,114           2,114
    Capital lease obligations, current..................      --       363        1,388           1,388
                                                          ------   -------     --------        --------
         Total current liabilities......................     100     2,643        6,851           6,851
                                                          ------   -------     --------        --------
Notes payable, net of current portion...................   1,000     2,139        3,235           3,235
Capital lease obligations, net of current portion.......      --     1,351        2,584           2,584
                                                          ------   -------     --------        --------
         Total liabilities..............................   1,100     6,133       12,670          12,670
                                                          ------   -------     --------        --------
Mandatorily redeemable convertible preferred stock:
  Series A; no par value, 13,553 authorized shares
    Issued and outstanding: zero in 1997, 13,150 in 1998
    and 1999 and zero pro forma
    (Liquidation value: $6,575).........................      --     6,565        6,565              --
  Series A warrants.....................................      --       106          106              --
  Series B; no par value, 14,700 authorized shares
    Issued and outstanding: zero in 1997 and 1998,
    13,182 in 1999 and zero pro forma
    (Liquidation value: $14,500)........................      --        --       14,488              --
  Series B warrants.....................................      --        --        1,099              --
                                                          ------   -------     --------        --------
         Total mandatorily redeemable convertible
           preferred stock..............................      --     6,671       22,258              --
                                                          ------   -------     --------        --------
Commitments (Note 6)
Stockholders' deficit:
  Common Stock:
    $0.001 par value, 40,000 shares authorized in 1997
       and 1998; 90,000 shares authorized in 1999
    Issued and outstanding: 9,904 in 1997, 11,878 in
       1998 and 18,083 in 1999, 44,415 pro forma
       (unaudited)......................................       4         8           14              40
  Additional paid-in capital............................      --       586        9,810          32,042
  Receivable from stockholders..........................      (3)     (118)      (2,326)         (2,326)
  Unearned stock-based compensation.....................      --      (315)      (6,281)         (6,281)
  Deficit accumulated during the development stage......    (678)   (8,268)     (27,246)        (27,246)
                                                          ------   -------     --------        --------
         Total stockholders' deficit....................    (677)   (8,107)     (26,029)         (3,771)
                                                          ------   -------     --------        --------
         Total liabilities, mandatorily redeemable
           convertible preferred stock and stockholders'
           deficit......................................  $  423   $ 4,697     $  8,899        $  8,899
                                                          ======   =======     ========        ========

   The accompanying notes are an integral part of these financial statements.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    FOR THE                         FOR THE                               FOR THE
                                  PERIOD FROM                     PERIOD FROM                           PERIOD FROM
                                   AUGUST 18,                      AUGUST 18,                            AUGUST 18,
                                 1997 (DATE OF                   1997 (DATE OF                         1997 (DATE OF
                                 INCORPORATION)                  INCORPORATION)   NINE MONTHS ENDED    INCORPORATION)
                                       TO          YEAR ENDED          TO           SEPTEMBER 30,            TO
                                  DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ------------------   SEPTEMBER 30,
                                      1997            1998            1998         1998       1999          1999
                                 --------------   ------------   --------------   -------   --------   --------------
                                                                                     (UNAUDITED)        (UNAUDITED)
Revenues.......................      $   --         $    --         $    --       $    --   $     57      $     57
Costs and expenses:
  Cost of revenues.............          --              --              --            --        200           200
  Sales and marketing..........           5             240             245            53      2,911         3,156
  General and administrative...         335           1,906           2,241         1,148      2,975         5,216
  Research and development.....         327           4,723           5,050         2,307     10,073        15,123
  Amortization of stock-based
    compensation...............          --             145             145            95      1,015         1,160
  Depreciation and
    amortization...............          11             424             435           253      1,257         1,692
                                     ------         -------         -------       -------   --------      --------
       Total operating
         expenses..............         678           7,438           8,116         3,856     18,431        26,547
                                     ------         -------         -------       -------   --------      --------
Loss from operations...........        (678)         (7,438)         (8,116)       (3,856)   (18,374)      (26,490)
Interest expense...............          --            (187)           (187)         (110)      (525)         (712)
Other income/(expense), net....          --              35              35            30        (79)          (44)
                                     ------         -------         -------       -------   --------      --------
Net loss.......................      $ (678)        $(7,590)        $(8,268)      $(3,936)  $(18,978)     $(27,246)
                                     ======         =======         =======       =======   ========      ========
Net loss per share-basic and
  diluted......................      $(0.56)        $ (1.39)        $ (2.47)      $ (0.81)  $  (2.57)     $  (5.08)
Shares used in computing basic
  and diluted net loss per
  share........................       1,220           5,472           3,346         4,873      7,380         5,363
Pro forma net loss per share --
  basic and diluted
  (unaudited)..................                     $ (0.65)        $ (1.29)                $  (0.62)     $  (1.48)
Shares used in computing basic
  and diluted pro forma net
  loss per share (unaudited)...                      11,628           6,424                   30,510        18,467

   The accompanying notes are an integral part of these financial statements.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                                                                                                   DEFICIT
                                                                                                 ACCUMULATED
                                     COMMON STOCK     ADDITIONAL    RECEIVABLE      UNEARNED     DURING THE        TOTAL
                                    ---------------    PAID-IN         FROM       STOCK-BASED    DEVELOPMENT   STOCKHOLDERS'
                                    SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION      STAGE         DEFICIT
                                    ------   ------   ----------   ------------   ------------   -----------   -------------
Issuance of common stock at
  $0.0005 per share in October
  1997............................   2,560    $ 1       $   --       $    --        $    --       $     --       $      1
Issuance of common stock at
$0.0005 for completed technology
in October 1997...................     504     --           --            --             --             --             --
Issuance of common stock at
  $0.0005 per share in December
  1997............................   6,840      3           --            (3)            --             --             --
Net loss..........................      --     --           --            --             --           (678)          (678)
                                    ------    ---       ------       -------        -------       --------       --------
Balances, December 31, 1997.......   9,904      4           --            (3)            --           (678)          (677)
Warrants issued for services in
  September 1998..................      --     --           92            --             --             --             92
Issuance of common stock for
  purchase acquisition at $0.0005
  per share in March 1998.........      41     --           --            --             --             --             --
Issuance of common stock options
  for purchase acquisition in
  March 1998......................      --     --            7            --             --             --              7
Repurchase of common stock for
  completed technology in March
  1998............................    (504)    --           --            --             --             --             --
Issuance of common stock at $0.005
  per share in June 1998..........   3,076      3           12           (15)            --             --             --
Repurchase of common stock at
  $0.0005 per share in June
  1998............................  (2,816)    (1)          --             1             --             --             --
Issuance of common stock upon
  exercise of stock options.......   2,177      2          107          (101)            --             --              8
Common stock options issued for
  services in July to December
  1998............................      --     --           40            --             --             --             40
Unearned stock-based
  compensation....................      --     --          328            --           (328)            --             --
Amortization of stock-based
  compensation....................      --     --           --            --             13             --             13
Net loss..........................      --     --           --            --             --         (7,590)        (7,590)
                                    ------    ---       ------       -------        -------       --------       --------
Balances, December 31, 1998.......  11,878      8          586          (118)          (315)        (8,268)        (8,107)
Common stock options issued for
  services in January to September
  1999............................      --     --          230            --             --             --            230
Warrants issued in connection with
  property lease in March 1999....      --     --           24            --             --             --             24
Warrants issued for services in
  June 1999.......................      --     --          247            --             --             --            247
Issuance of common stock upon
  exercise of stock options.......   7,336      7        2,246        (2,208)            --             --            (45)
Repurchase of common stock........  (1,131)    (1)         (24)           --             --             --            (25)
Unearned stock-based
  compensation....................      --     --        6,501            --         (6,501)            --             --
Amortization of stock-based
  compensation....................      --     --           --            --            535             --            535
Net loss..........................      --     --           --            --             --        (18,978)       (18,978)
                                    ------    ---       ------       -------        -------       --------       --------
Balances, September 30, 1999
  (unaudited).....................  18,083    $14       $9,810       $(2,326)       $(6,281)      $(27,246)      $(26,029)
                                    ======    ===       ======       =======        =======       ========       ========

   The accompanying notes are an integral part of these financial statements.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                FOR THE                         FOR THE                               FOR THE
                                              PERIOD FROM                     PERIOD FROM                           PERIOD FROM
                                               AUGUST 18,                      AUGUST 18,                            AUGUST 18,
                                             1997 (DATE OF                   1997 (DATE OF                         1997 (DATE OF
                                             INCORPORATION)                  INCORPORATION)   NINE MONTHS ENDED    INCORPORATION)
                                                   TO          YEAR ENDED          TO           SEPTEMBER 30,            TO
                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ------------------   SEPTEMBER 30,
                                                  1997            1998            1998         1998       1999          1999
                                             --------------   ------------   --------------   -------   --------   --------------
                                                                                                 (UNAUDITED)        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...................................      $(678)         $(7,590)        $(8,268)      $(3,936)  $(18,978)     $(27,246)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization..........         11              424             435           253      1,257         1,692
    Amortization of stock-based
      compensation.........................         --              145             145            95      1,015         1,160
    Non-cash interest expense..............         --               71              71            61        151           222
    Loss on sale of fixed assets...........         --               --              --            --        225           225
    Change in operating assets and
      liabilities:
      Accounts receivable..................         --               --              --            --        (57)          (57)
      Prepaid expenses and other assets....       (110)              73             (37)           18       (639)         (676)
      Deposits.............................         --              (51)            (51)          (51)      (500)         (551)
      Accounts payable.....................        100            1,487           1,587           (33)     1,153         2,740
      Accrued liabilities..................         --               85              85            70        491           576
                                                 -----          -------         -------       -------   --------      --------
        Net cash used in operating
          activities.......................       (677)          (5,356)         (6,033)       (3,523)   (15,882)      (21,915)
                                                 -----          -------         -------       -------   --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of assets............         --               --              --            --        288           288
  Acquisition of intangibles...............         --               --              --            --        (15)          (15)
  Acquisition of subsidiary, net of cash
    acquired...............................         --              (51)            (51)          (51)        --           (51)
  Purchase of property and equipment.......       (303)            (975)         (1,278)         (306)    (2,985)       (4,263)
                                                 -----          -------         -------       -------   --------      --------
        Net cash used in investing
          activities.......................       (303)          (1,026)         (1,329)         (357)    (2,712)       (4,041)
                                                 -----          -------         -------       -------   --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of mandatorily
    redeemable convertible preferred stock,
    net of issuance costs..................         --            4,050           4,050         4,050     14,477        18,527
  Proceeds from exercise of common stock
    options................................         --                8               8            --         45            53
  Proceeds from issuance of common stock...          1               --               1            --         --             1
  Repurchase of common stock...............         --               --              --            --        (25)          (25)
  Proceeds from issuance of warrants for
    preferred stock........................         --               67              67            67        650           717
  Proceeds from the issuance of notes
    payable................................      1,000            3,924           4,924         1,374      2,850         7,774
  Repayment of notes payable...............         --             (178)           (178)          (95)      (323)         (501)
  Principal payments on capital lease
    obligations............................         --             (108)           (108)          (38)      (303)         (411)
                                                 -----          -------         -------       -------   --------      --------
        Net cash provided by financing
          activities.......................      1,001            7,763           8,764         5,358     17,371        26,135
                                                 -----          -------         -------       -------   --------      --------
Net increase (decrease) in cash and cash
  equivalents..............................         21            1,381           1,402         1,478     (1,223)          179
Cash and cash equivalents, beginning of
  period...................................         --               21              --            21      1,402            --
                                                 -----          -------         -------       -------   --------      --------
Cash and cash equivalents, end of period...      $  21          $ 1,402         $ 1,402       $ 1,499   $    179      $    179
                                                 =====          =======         =======       =======   ========      ========

   The accompanying notes are an integral part of these financial statements.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- FORMATION AND BUSINESS OF THE COMPANY

      Telocity, Inc. (the "Company") is a provider of subscriber-based broadband services and applications designed for the residential market.

      The Company is a development stage Company and has been engaged primarily in research and development, market development and raising capital. In July 1999, the Company began offering services commercially in Chicago.

      The Company has a single operating segment, the provision of subscriber based broadband services and applications designed for the residential market. The Company has no organizational structure dictated by product lines, geography or customer type. All revenues earned to date have been generated from U.S. based customers.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of consolidation

      These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

  Unaudited interim results

      The accompanying interim financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 and the period from August 18, 1997 (date of incorporation) to September 30, 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects the Company's consolidated financial position, results of operations and their cash flows as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 and the period from August 18, 1997 (date of incorporation) to September 30, 1999. The financial data and other information disclosed in these notes to consolidated financial statements related to these periods are unaudited. The results for the nine months ended September 30, 1999 are not necessarily indicative of the results expected for the year ending December 31, 1999.

  Use of estimates

      Preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

  Cash and cash equivalents

      The Company considers all highly liquid investments with original or remaining maturities of three months or less at the date of purchase to be cash equivalents.

  Certain risks and concentrations

      The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      The Company's cash and cash equivalents are deposited with major financial institutions in the United States. At times, such deposits may be in excess of the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

      The Company performs ongoing credit evaluations but does not require collateral. At September 30, 1999 (unaudited), three customers accounted for 44%, 20% and 11% of total receivables and total revenues.

      The success of the Company's business is substantially dependent upon its ability to develop strategic partnerships for content, develop a recognizable brand and secure distribution channels for its subscriber-based broadband services and the continued supply of gateways from its sole contract manufacturer.

  Fair value of financial instruments

      The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate their carrying value due to the short maturity or market rate structure of those instruments.

  Property and equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, generally one to seven years. Leasehold improvements are amortized over the related lease term or the useful life of the improvement.

      Depreciation and amortization expense for the periods ended December 31, 1997 and 1998 and from August 18, 1997 (date of incorporation) to December 31, 1998 was $11, $383 and $394, respectively.

  Intangibles

      Intangible assets consist of completed technology. These assets are being amortized using the straight-line method over their estimated useful life of five years.

  Accounting for long-lived assets

      The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

  Revenue recognition

      The Company generates revenue from the provision of broadband services and applications. This revenue is recognized ratably over the term of the service.

  Research and development

      Research and development costs are expensed to operations as incurred.

  Advertising costs

      The Company expenses all advertising costs as they are incurred.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Stock-based compensation

      The Company has elected to continue accounting for stock-based compensation issued to employees using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, presents disclosure of pro forma information required under Financial Accounting Standards Board Statement No. 123 or SFAS 123, "Accounting for Stock-Based Compensation." Stock and other equity instruments issued to non-employees have been accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18 and valued using the Black-Scholes model.

  Comprehensive income (loss)

      The Company has adopted the provisions of SFAS No. 130, or SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), as defined, includes all changes in equity during a period from non-owner sources. There has been no difference between the Company's net loss and its total comprehensive loss through December 31, 1998 and September 30, 1999 (unaudited).

  Income taxes

      The Company accounts for its income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, measured at tax rates that will be in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

  Net loss per common share

      Basic net loss per common share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding for the period net of common shares subject to repurchase. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period net of common shares subject to repurchase. Common equivalent shares, composed of common shares issuable upon exercise of stock options and warrants and upon conversion of Series A and Series B mandatorily redeemable convertible preferred shares are included in the diluted net loss per share computation to the extent such shares are dilutive. A reconciliation of the numerator and

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

denominator used in the calculation of basic and diluted net loss per common share follows (in thousands, except per share data):

                                    FOR THE                        CUMULATIVE                            CUMULATIVE
                                  PERIOD FROM                     PERIOD FROM                           PERIOD FROM
                                   AUGUST 18,                      AUGUST 18,                            AUGUST 18,
                                 1997 (DATE OF                   1997 (DATE OF                         1997 (DATE OF
                                 INCORPORATION)                  INCORPORATION)   NINE MONTHS ENDED    INCORPORATION)
                                       TO          YEAR ENDED          TO           SEPTEMBER 30,            TO
                                  DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ------------------   SEPTEMBER 30,
                                      1997            1998            1998         1998       1999          1999
                                 --------------   ------------   --------------   -------   --------   --------------
                                                                                     (UNAUDITED)        (UNAUDITED)
Numerator:
Net loss.......................      $ (678)        $(7,590)        $(8,268)      $(3,936)  $(18,978)     $(27,246)
                                     ======         =======         =======       =======   ========      ========
Denominator:
  Weighted average common
     shares -- basic and
     diluted...................       1,924          10,112           6,018         7,269     14,578        10,298
  Weighted average shares
     subject to repurchase.....        (704)         (4,640)         (2,672)       (2,396)    (7,198)       (4,935)
                                     ------         -------         -------       -------   --------      --------
  Denominator for basic and
     diluted calculation.......       1,220           5,472           3,346         4,873      7,380         5,363
                                     ======         =======         =======       =======   ========      ========
  Net loss per common share --
     basic and diluted.........      $(0.56)        $ (1.39)        $ (2.47)      $ (0.81)  $  (2.57)     $  (5.08)
                                     ------         -------         -------       -------   --------      --------

      Diluted net loss per share does not include the effect of the following antidilutive common equivalent shares (in thousands).

                                 FOR THE                        CUMULATIVE                            CUMULATIVE
                               PERIOD FROM                     PERIOD FROM                           PERIOD FROM
                                AUGUST 18,                      AUGUST 18,                            AUGUST 18,
                              1997 (DATE OF                   1997 (DATE OF                         1997 (DATE OF
                              INCORPORATION)                  INCORPORATION)   NINE MONTHS ENDED    INCORPORATION)
                                    TO          YEAR ENDED          TO           SEPTEMBER 30,            TO
                               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ------------------   SEPTEMBER 30,
                                   1997            1998            1998         1998       1999          1999
                              --------------   ------------   --------------   -------   --------   --------------
                                                                                  (UNAUDITED)        (UNAUDITED)
Common stock options and
  warrants..................          --           1,858           1,858         2,989      2,624         2,624
Convertible preferred
stock.......................          --          13,150          13,150        13,150     26,332        26,332
Convertible preferred stock
  warrants..................          --             403             403           403      1,200         1,200
                                  ------         -------         -------       -------   --------      --------
                                      --          15,411          15,411        16,542     30,156        30,156
                                  ======         =======         =======       =======   ========      ========

  Recent accounting pronouncements

      In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-1 on January 1, 1999. The adoption of the SOP did not have a material impact on its consolidated financial statements.

      In April 1998, AcSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires the

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-5 on January 1, 1999. As the Company has not capitalized such costs, the adoption of the SOP did not have an impact on its consolidated financial statements.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133, as amended, will be effective for fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

NOTE 3 -- ACQUISITIONS AND RELATED PARTY TRANSACTIONS

      On March 27, 1998 the Company acquired Aspen Internet Systems, Inc., in which two of the Company's founders held a minority interest, for an aggregate purchase price of $463,339. This constituted an asset acquisition of completed technology that has been incorporated into the Company's residential gateway.

NOTE 4 -- BALANCE SHEET COMPONENTS

                                                           DECEMBER 31,
                                                           ------------    SEPTEMBER 30,
                                                           1997    1998        1999
                                                           ----    ----    -------------
                                                                            (UNAUDITED)
PREPAID EXPENSES AND OTHER CURRENT ASSETS (IN THOUSANDS):
Prepaid expenses.........................................  $ --    $31         $384
  Other receivables......................................    --      6          133
  Deposits...............................................   110     --          202
                                                           ----    ---         ----
                                                           $110    $37         $719
                                                           ====    ===         ====

                                                         DECEMBER 31,
                                                        --------------    SEPTEMBER 30,
                                                        1997     1998         1999
                                                        ----    ------    -------------
                                                                           (UNAUDITED)
PROPERTY AND EQUIPMENT, NET (IN THOUSANDS):
Network and computer equipment........................  $192    $2,727       $7,073
  Furniture and fixtures..............................    14       130          248
  Leasehold improvements..............................    97       276          378
  Subscriber based broadband gateways.................    --        --          744
                                                        ----    ------       ------
                                                         303     3,133        8,443
  Less: accumulated depreciation and amortization.....   (11)     (393)      (1,543)
                                                        ----    ------       ------
                                                        $292    $2,740       $6,900
                                                        ====    ======       ======

      Property and equipment includes $1,855,203 under capital leases at December 31, 1998. Accumulated amortization of assets under capital leases totaled $245,476 at December 31, 1998.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                         DECEMBER 31,
                                                        --------------    SEPTEMBER 30,
                                                        1997     1998         1999
                                                        ----    ------    -------------
                                                                           (UNAUDITED)
INTANGIBLES, NET (IN THOUSANDS):
Completed technology..................................  $--     $  508        $523
  Less: accumulated amortization......................   --        (41)       (117)
                                                        ---     ------        ----
                                                        $--     $  467        $406
                                                        ===     ======        ====

                                                         DECEMBER 31,
                                                        --------------    SEPTEMBER 30,
                                                        1997     1998         1999
                                                        ----    ------    -------------
                                                                           (UNAUDITED)
ACCRUED LIABILITIES (IN THOUSANDS):
Accrued salaries and benefits.........................  $ --    $   71        $238
  Accrued interest....................................    --         9          75
  Other accrued liabilities...........................    --        50         308
                                                        ----    ------        ----
                                                        $ --    $  130        $621
                                                        ====    ======        ====

NOTE 5 -- NOTES PAYABLE

      During the period ended December 31, 1997, the Company issued a $1,000,000 convertible note payable for cash to August Capital, L.P. This unsecured note bore interest at an annual rate of 6% and there were no fixed terms of payment. In August 1998, the note payable was converted into Series A mandatorily redeemable convertible preferred stock.

      During the year ended December 31, 1998 the Company issued notes payable to Comdisco, Inc., with detachable warrants to acquire Series A mandatorily redeemable convertible preferred stock. The fair value of the warrants using the Black-Scholes pricing model is $67,423. The notes are collateralized by all tangible assets owned by the Company, bear interest at a weighted average rate of 8.65% and are repayable in installments between May 1998 and January 2002.

      Aggregate principal payments due under these notes subsequent to December 31, 1998 are as follows: (in thousands):

                  YEAR ENDED DECEMBER 31,
                  -----------------------
1999........................................................  $  562
2000........................................................   1,090
2001........................................................   1,110
2002........................................................      46
                                                              ------
Total principal payments....................................   2,808
Less: Amount representing finance costs.....................     107
                                                              ------
Total notes payable.........................................   2,701
Less: Current portion.......................................     562
                                                              ------
Long term portion of notes payable..........................  $2,139
                                                              ======

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- COMMITMENTS

  Leases

      The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through November 2002. Rent expense for the periods ended December 31, 1997 and 1998 was $50,471 and $258,142, respectively.

      Future minimum lease payments under noncancelable operating and capital leases as of December 31, 1998 are as follows (in thousands):

                                                           CAPITAL    OPERATING
YEAR ENDED DECEMBER 31,                                    LEASES      LEASES
-----------------------                                    -------    ---------
1999.....................................................  $  513       $263
2000.....................................................     724         91
2001.....................................................     607        279
2002.....................................................     167        238
                                                           ------       ----
Total minimum lease payments.............................   2,011       $871
                                                                        ====
Less: Amount representing finance costs..................    (297)
                                                           ------
Present value of capital lease obligations...............   1,714
Less: Current portion....................................    (363)
                                                           ------
  Long-term portion of capital lease obligations.........  $1,351
                                                           ======

NOTE 7 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

      Under the Company's Articles of Incorporation, the Company's preferred stock is issuable in series and the Company's Board of Directors is authorized to determine the rights, preferences and terms of each share. At December 31, 1998, the amounts and liquidation values of Series A preferred stock are as follows (in thousands):

                                                                    SHARES
                                                      SHARES      ISSUED AND     LIQUIDATION
                                                    AUTHORIZED    OUTSTANDING       VALUE
                                                    ----------    -----------    -----------
Series A..........................................    13,553        13,150         $6,575
                                                      ======        ======         ======

      In 1999, the Company authorized 14,699,998 shares of Series B preferred stock, of which 13,181,818 shares have been issued with a liquidation value of approximately $14,500,000 and 27,000,000 shares of Series C preferred stock, of which 24,332,061 shares have been issued with a liquidation value of approximately $127,500,000 (see Note 13).

      The rights, preferences and privileges of the preferred shareholders are as follows:

Dividends

      The holders of Series A, Series B and Series C preferred stock are entitled to receive noncumulative dividends at an annual rate of $0.025 per share, $0.055 per share and $0.262 per share, respectively, when, and if declared by the Board of Directors. After payment of the above dividends, additional dividends declared are to be paid pro-rata to both the holders of common stock and preferred stock (treated as if converted). No dividends have been declared through December 31, 1998.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Liquidation

      The holders of the Series A, Series B and Series C preferred stock are entitled to a distribution in preference to common shareholders of $0.50, $1.10 and $5.24 per share, respectively, plus any declared but unpaid dividends. After the payment has been made to the holders of preferred stock for the full amount to which they are entitled, the holders of the common stock and Series C preferred stock shall be entitled to share ratably in all remaining assets, until the holders of Series C preferred stock have received a cumulative amount of $7.86 per share, if the liquidation event closes on or before June 30, 2000 or $10.48 per share, if the liquidation event closes after June 30, 2000. Thereafter, holders of common stock will receive any remaining assets.

  Conversion

      The Series A, Series B and Series C preferred stock is convertible, at the option of the holder, into common stock on a one-for-one basis, subject to adjustment for dilution. Conversion is automatic upon the closing of a firm commitment underwritten public offering of the Company's common stock at an aggregate offering price of not less that $30,000,000 and at a price per share of not less than $7.86 if such offering closes on or before June 30, 2000 or $10.48 if such offering closes after June 30, 2000. In addition, preferred stockholders have certain registration rights and the right to participate in future issuances of the Company's stock. A total of 54,701,478 shares of common stock have been reserved for issuance upon the conversion of mandatorily redeemable preferred stock.

  Voting

      Each share of Series A, Series B and Series C preferred stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

  Redemption

      At anytime on or after December 1, 2004, each holder of mandatorily redeemable convertible preferred stock has the right to cause the Company to redeem all of the shares held by such stockholder. The redemption price of the Series A, Series B and Series C preferred stock is $0.50, $1.10 and $5.24 per share, respectively, plus any declared but unpaid dividends and shall be paid in three equal annual installments.

  Warrants for convertible preferred stock

      In connection with notes payable and capital leases, the Company issued warrants to purchase 403,125 shares of Series A mandatorily redeemable convertible preferred stock for $0.50 and $0.80 per share in March 1998 and September 1998, respectively. Such warrants are outstanding at December 31, 1998 and expire in September 2008. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants issued in connection with notes payable and capital leases was $67,423 and $38,896, respectively, at the date of grant. The fair value of the warrants is being amortized over the term of the notes and capital leases. The Company recognized $11,881 as interest expense associated with these warrants for the year ended December 31, 1998.

NOTE 8 -- COMMON STOCK

      The Company's Articles of Incorporation, as amended, authorize the Company to issue 40,000,000 shares of common stock. A portion of the shares sold are subject to a right of repurchase by the Company

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

subject to vesting, which is generally over a four year period from the earlier of grant date or employee hire date, as applicable, until vesting is complete. At December 31, 1997 and 1998, there were 5,169,730 and 5,284,148 shares subject to repurchase, respectively.

  Warrant for common stock

      The Company issued a warrant to purchase 765,018 shares of common stock for $0.05 per share in September 1998 which expires in November 2003 to a company with which they were considering developing a strategic relationship. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants was $91,067 at the date of the grant. Accordingly, the Company recorded $91,067 in stock-based compensation for the expense associated with these warrants.

  Stock option plans

      In January 1998, the Company adopted the 1998 Stock Option Plan and Consultants Stock Option Plan (the "Plans"). The Plans provide for the granting of stock options to employees and consultants of the Company. Options granted under the Plans may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. At December 31, 1998 and September 30, 1999 (unaudited), the Company has reserved 3,530,000 and 12,200,000 shares of Common Stock for issuance under the Plans, respectively.

      Options under the Plans may be granted for period of up to ten years and at prices no less than 85% of the estimated fair value of shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less that 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable immediately, subject to repurchase options held by the Company which lapse over a maximum period of ten years at such times and under such conditions as determined by the Board of Directors. To date, options granted generally vest over four years. The following table summarizes activity under the Plans (in thousands, except per share data):

                                                                                   WEIGHTED
                                                        SHARES                     AVERAGE
                                                       AVAILABLE      OPTIONS      EXERCISE
                                                       FOR GRANT    OUTSTANDING     PRICE
                                                       ---------    -----------    --------
Shares reserved at plans' inception..................    1,624
Additional shares authorized.........................    1,906
Options granted......................................   (3,270)        3,270        $0.05
Options exercised....................................                 (2,177)        0.05
                                                        ------        ------
Outstanding and exercisable at December 31, 1998.....      260         1,093         0.05
Options authorized...................................    8,670
Options granted......................................   (7,833)        7,833         0.47
Options exercised....................................                 (7,336)        0.31
Options cancelled....................................       70           (70)        0.69
Exercised options forfeited and returned to plans....    1,130                       0.08
                                                        ------        ------
Balances, September 30, 1999 (unaudited).............    2,297         1,520        $0.89
                                                        ======        ======

      Options granted include options to acquire 240,538 and 230,674 shares of common stock issued to consultants and other service providers of the Company during the year ended December 31, 1998 and the

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

period ended September 30, 1999 (unaudited), respectively. The fair value of the common stock options was determined to be $40,062 and $229,581 for 1998 and 1999, respectively, using the Black-Scholes pricing model, and the expense associated with the options has been recognized as stock-based compensation expense.

      The options outstanding and currently exercisable by exercise price at December 31, 1998 are as follows (in thousands):

                            OPTIONS OUTSTANDING
              ------------------------------------------------
                                        WEIGHTED
                                         AVERAGE      WEIGHTED
  RANGE OF                              REMAINING     AVERAGE
  EXERCISE      NUMBER       NUMBER    CONTRACTUAL    EXERCISE
   PRICE      OUTSTANDING    VESTED       LIFE         PRICE
  --------    -----------    ------    -----------    --------
  0$.05..        1,093        292         9.86         $0.05

  Pro forma stock-based compensation

      The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock based Compensation," ("SFAS No. 123") for option grants to employees. Had compensation cost been determined based on the fair value at the grant date for the awards in 1998 consistent with the provisions of SFAS No. 123, the Company's net loss for 1998 would have been as follows (in thousands):

                                                          DECEMBER 31,
                                                              1998
                                                          ------------
Net loss -- as reported.................................    $(7,590)
Net loss -- pro forma...................................    $(7,613)
Net loss per common share-basic and diluted as
  reported..............................................    $ (1.39)
Net loss per common share-basic and diluted pro forma...    $ (0.63)

      Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

      The weighted average fair value of options issued during 1998 was $0.11. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants:

Risk-free interest rate..............................  4.221 - 6.020%
Expected life of option..............................     5 years
Expected dividends...................................        0%

  Unearned stock-based compensation

      In connection with certain stock option grants to employees during the year ended December 31, 1998 and the nine months ended September 30, 1999 (unaudited), the Company recorded unearned stock-based compensation totaling $328,374 and $6,501,372, respectively, which is being amortized over the vesting periods of the related options which is generally four years. Amortization of this stock-based compensation recognized during the year ended December 31, 1998 and the nine months ended September 30, 1999 (unaudited) totaled approximately $13,000 and $535,000, respectively.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      If the stock-based compensation were allocated across the relevant functional expense categories within operating expenses it would be allocated as follows (in thousands):

                                                          DECEMBER 31,
                                                          ------------    SEPTEMBER 30,
                                                          1997    1998        1999
                                                          ----    ----    -------------
                                                                           (UNAUDITED)
Sales and marketing.....................................  $--     $ 12       $   51
General and administrative..............................   --      112          704
Research and development................................   --       21          260
                                                          ---     ----       ------
                                                          $--     $145       $1,015
                                                          ===     ====       ======

NOTE 9 -- 401(K)

      The Company sponsors an employee savings and retirement plan intended to qualify under section 401(k) of the Internal Revenue Code. All eligible employees may contribute up to 20% of compensation, subject to annual limitations, which are fully vested at all times. The Company retains the options of matching employees' contributions with a discretionary employer contribution. To date, no employer contributions have been made.

NOTE 10 -- INCOME TAXES

      No provisions for income taxes have been recorded as the Company has incurred net losses since inception.

      At December 31, 1998, the Company had approximately $3,300,000 of federal and state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2012 and 2005, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

      The Company had deferred tax assets, net of deferred tax liabilities, at December 31, 1997 and 1998, of approximately $325,000 and $3,200,000, respectively, related primarily to net operating loss carryforwards and certain reserves that are not currently deductible for tax purposes. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. For the periods ended December 31, 1997 and 1998, the valuation allowance increased by approximately $325,000 and $2,900,000, respectively.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                  FOR THE PERIOD
                                            FOR THE PERIOD                             FROM
                                            FROM AUGUST 18,                         AUGUST 18,
                                               (DATE OF                              (DATE OF
                                            INCORPORATION)         FOR THE        INCORPORATION)
                                                  TO             YEAR ENDED             TO
                                             DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                 1997               1998               1998
                                            ---------------    ---------------    ---------------
                                                               (IN THOUSANDS)
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest..................        $--              $  109             $  109
SUPPLEMENTAL NONCASH INVESTING AND
  FINANCING ACTIVITY:
  Acquisition of subsidiary...............        $--              $  508             $  508
  Less notes payable issued for
     acquisition..........................         --                (405)              (405)
  Less common stock options granted for
     acquisition..........................         --                  (7)                (7)
  Net cash payment........................         --                 (51)               (51)
                                                  ---              ------             ------
  Liabilities assumed on acquisition of
     subsidiary...........................        $--              $   45             $   45
                                                  ===              ======             ======
  Property and equipment acquired under
     capital leases.......................        $--              $1,855             $1,855
  Conversion of convertible promissory
     notes into Series A mandatorily
     redeemable preferred stock...........         --               2,455              2,455
                                                  ---              ------             ------
  Conversion of accrued interest on
     convertible promissory notes into
     Series A mandatorily redeemable
     preferred stock......................         --                  57                 57
  Issuance of warrants in connection with
     capital leases.......................         --                  39                 39

NOTE 12 -- UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE AND PRO FORMA
           CONSOLIDATED BALANCE SHEET

      Upon the closing of the Company's initial public offering, all outstanding mandatorily redeemable convertible preferred stock will be converted automatically into common stock and warrants to acquire mandatorily redeemable convertible preferred stock will be converted automatically into warrants to acquire common stock. The pro forma effect of this conversion has been presented as a separate column in the Company's consolidated balance sheet, assuming the conversion had occurred as of September 30, 1999. Pro forma basic and diluted net loss per common share have been computed as described in Note 2 and also give effect to common equivalent shares from preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the "as-if-converted method") for the year ended December 31, 1998, the period August 18, 1997 (date of incorporation) to December 31, 1998, nine months ended September 30, 1999 and the period August 18, 1997 (date of incorporation) to September 30, 1999.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      A reconciliation of the numerator and denominator used in the calculation of pro forma basic and fully diluted net loss per common share follows (in thousands, except per share data):

                                                      FOR THE PERIOD                      FOR THE PERIOD
                                                      FROM AUGUST 18,                     FROM AUGUST 18,
                                                       1997 (DATE OF                       1997 (DATE OF
                                                      INCORPORATION)      NINE MONTHS     INCORPORATION)
                                       YEAR ENDED           TO               ENDED              TO
                                      DECEMBER 31,     DECEMBER 31,      SEPTEMBER 30,     SEPTEMBER 30,
                                          1998             1998              1999              1999
                                      ------------    ---------------    -------------    ---------------
                                      (UNAUDITED)       (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
Net loss............................    $(7,590)          $(8,268)         $(18,978)      $       (27,246)
                                        =======           =======          ========       ===============
Shares used in computing basic and
diluted net loss per share..........      5,472             3,346             7,380                 5,363
Adjusted to reflect the effect of
  the assumed conversion of all
  convertible preferred stock from
  date of issuance..................      6,156             3,078            23,130                13,104
                                        -------           -------          --------       ---------------
Weighted average shares used in
  computing pro forma basic and
  diluted net loss per share........     11,628             6,424            30,510                18,467
                                        =======           =======          ========       ===============
Pro forma basic and diluted net loss
  per share.........................    $ (0.65)          $ (1.29)         $  (0.62)      $         (1.48)

NOTE 13 -- SUBSEQUENT EVENTS

  Series B and C mandatorily redeemable convertible preferred stock

      On February 16, 1999 and March 26, 1999, the Company issued 10,727,274 shares and 2,454,544 shares, respectively, of Series B mandatorily redeemable convertible preferred stock at a purchase price of $1.10 per share for an aggregate amount of approximately $14,500,000. On December 13, 1999, the Company issued 24,332,061 shares of its Series C preferred stock at a purchase price of $5.24 per share for a gross amount of approximately $127,500,000. Gross proceeds are inclusive of advertising and promotional commitments provided by two of the Company's strategic investors, National Broadcasting Corporation (NBC) and NBCi, with a fair value of $15,000,000 and $18,000,000, respectively. The rights, preferences and privileges of the preferred stockholders are discussed in Note 7.

  Operating agreement

      On December 10, 1999, the Company entered into a fifteen year operating agreement with NBC and NBCi. The agreement provides for the joint development and design of a co-branded service which includes content applications such as entertainment, e-commerce, games, search applications and other utility features designed for broad band users. Consumers will be able to fully utilize these online services through a jointly branded portal interface. Revenues, generated from internet subscriptions, sponsorship, advertising and e-commerce will be shared with NBCi. Any amounts payable resulting from revenue sharing will be included in cost of revenues.

  Lines of credit

      In May 1999, the Company signed the following line of credit agreements which are collateralized by substantially all of the Company's assets:

      i) Working capital financing for $3,000,000 which bears interest at 12.5% and is repayable in 36 equal monthly installments.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

       ii) Working capital financing for $1,000,000 which bears interest at a premium of 7.3% over the U.S. dollar risk free interest rate.

      In August 1999, the Company entered into a $279,585 letter of credit facility with a financing company which bears interest at 1.5% and has a term of six years.

      In October 1999, the Company entered into a bridge loan transaction with a financing company for $4,000,000 which bears interest at 12% with a term of 60 days.

      In November 1999, the Company entered into convertible bridge loan transactions with two of its directors for a combined total of $5,000,000. Each loan was made at an annual interest rate of 12%. The loans were converted into a combined total of 954,198 shares of Series C mandatorily redeemable preferred stock in December 1999.

  Issuance of Warrants

      i) In March and November 1999, in connection with capital lease financing, the Company issued warrants to purchase 65,000 shares of common stock for between $0.11 and $1.50 per share. Such warrants expire within five years of the grant date. Using the Black-Scholes pricing model the Company determined that the fair value of the warrants was $75,520. The fair value of the warrants will be amortized to interest expense over the term of the capital leases.

      ii) In June and November 1999, in connection with services received, the Company issued warrants to purchase 288,856 shares of common stock for between $0.35 and $1.50 per share. Such warrants expire within five to seven years of the grant date. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants was $317,343 at the grant date. The fair value of the warrants will be recognized as stock-based compensation expense.

      iii) In May, August, October, November and December 1999, in connection with notes payable and capital leases, the Company issued warrants to purchase 833,498 shares of Series B mandatorily redeemable convertible preferred stock for between $1.10 and $5.13 per share. Such warrants expire within three to ten years of the grant date. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants was $1,143,297 at the grant date. The fair value of the warrants will be amortized to interest expense over the term of the notes and capital leases.

      iv) In August 1999, in connection with a line of credit, the Company issued warrants to purchase 38,126 shares of Series B mandatorily redeemable convertible preferred stock for $1.10 per share. Such warrants expire within ten years of the grant date. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants was $108,454 at the grant date. The fair value of the warrants will be amortized to interest expense over the term of the letter of credit.

      v) In October 1999, in connection with a bridge loan the Company issued warrants to purchase 44,628 shares of Series B mandatorily redeemable convertible preferred stock for $4.48 per share. Such warrants expire within three years of the grant date. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants was $86,824 at the grant date. The fair value of the warrants will be amortized to interest expense over the term of the bridge financing.

      vi) In December 1999, in connection with bridge loans received from two of its directors, the Company issued warrants to purchase 47,710 shares of Series C mandatorily redeemable

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          preferred stock for $5.24 per share. Such warrants expire within five years of the grant date. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants was $140,913 at the grant date. The fair value of the warrants will be amortized to interest expense over the term of the bridge loan.

      vii) In December 1999, in connection with an operating agreement the Company issued warrants to acquire 1,039,122 and 850,191 shares of Series C preferred stock to NBCi and NBC, respectively, at an exercise price of $5.24 which expire in five years. Using the Black-Scholes pricing model the Company determined that the fair value of the warrants was $5,580,159 at the grant date. The fair value of the warrants will be amortized to stock-based compensation expense over the term of the agreement.

  Commitments

      Subsequent to January 1, 1999, the Company leased additional office space and equipment under noncancelable operating and capital leases and entered into certain non-cancelable service agreements. These agreement have various expiration dates through June 2005. The Company also sublet certain property for the period from August 1999 to October 2002.

  Stock Plans

      In December 1999, the Company's Board of Directors approved, subject to shareholder approval, the 2000 Equity Incentive Plan, the 2000 Employee Stock Purchase Plan and the 2000 Outside Directors Stock Plan. Each plan will be administered by the Board or by a committee of the Board.

      A total of 24,000,000 shares of common stock are authorized and reserved for issuance under the 2000 Equity Incentive Plan ("Equity Incentive Plan"), and the cumulative number of shares authorized for issuance will be increased automatically on January 1, 2001 and each January 1 thereafter. The Equity Incentive Plan allows awards to be granted in the form of incentive stock options, nonstatutory stock options, restricted stock purchase rights and bonuses, performance shares and performance units. Unless terminated sooner by the Board, the Equity Incentive Plan will terminate automatically in 2009 on the tenth anniversary of its adoption by the Board.

      A total of 2,500,000 shares of common stock are reserved for issuance under the 2000 Employee Stock Purchase Plan ("ESPP"), cumulatively increased on January 1, 2001 and each January 1, thereafter. The ESPP permits employees, including officers and employee directors, to purchase common stock through payroll deductions of up to 20% of the participant's base salary and commissions, but not to exceed the established maximum. Such amounts are applied to the purchase from the Company of shares of common stock at the end of each offering period at a price which is generally 85% of the lower of the fair market value of the common stock on either the first or last of the offering period.

      A total of 400,000 shares of common stock are authorized and reserved for issuance under the 2000 Outside Directors Stock Plan ("Outside Directors Stock Plan"), cumulatively increased on January 1, 2001 and each January 1 thereafter. The Outside Directors Stock Plan establishes an initial, automatic grant of an option to purchase 20,000 shares of our common stock to each non-employee director who is first elected to our Board of Directors after the effective date of this offering. The Outside Directors Stock Plan also permits each non-employee director to elect to receive additional equity awards in lieu of from 25% to 100% of the cash compensation otherwise payable to the director for service on the Board.

                                 TELOCITY, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      Future minimum lease payments under noncancelable operating and capital leases and service agreements including future minimum sublease rental receipts under noncancelable operating lease, entered into during 1999 are as follows (in thousands):

                                                                   OPERATING
                                                                    LEASES
YEAR ENDED                                             CAPITAL    AND SERVICE    SUBLEASE
DECEMBER 31,                                           LEASES     AGREEMENTS      INCOME
------------                                           -------    -----------    --------
1999.................................................  $ 1,003      $  547        $  123
2000.................................................    3,724       1,111           332
2001.................................................    3,633       1,143           339
2002.................................................    2,554       1,459           287
2003.................................................      656       1,774            --
2004.................................................       --       1,808            --
2005.................................................       --         913            --
                                                       -------      ------        ------
Total minimum lease and service payments and sublease
  income.............................................  $11,570      $8,755        $1,081
                                                       =======      ======        ======

  Initial public offering

      In December 1999, the Company approved the issuance and sale of shares of common stock in an initial public offering.

  Stock split and reincorporation

      On October 13, 1999, the Company effected a 2:1 common and preferred stock split.

      In December 1999, the Company approved the reincorporation of the Company from California to Delaware. The reincorporation to Delaware will result in a change in par value and an increase in authorized shares. All share data and stock option plan information in the consolidated financial statements and notes herein have been restated to reflect the stock split and reincorporation.

BACK COVER (DETAIL OF OUR MANAGED NETWORK):
[Image of greyed-out US network map]
[Image of people at computer]
[Image of gateway]
[Image of satellite]

Personal Computer-
Our network begins with the connection of our customer's personal computer, or home network of computers, to our residential gateway.

Last Mile Solution -
Our broadband platform is designed to support a variety of high-speed last mile access technologies, such as xDSL, wireless, fixed wireless, cable modem, fiber, and satellite.

Metropolitan Hubs -
We aggregate customer traffic in our metropolitan hubs. Our network directs each customer's data request to the closest available server containing the requested content, service or application.

Dedicated Circuits -
Customer traffic is aggregated through dedicated, secure circuits into our local metropolitan hubs.

Our Backbone -
Between our metropolitan hubs, customer traffic travels on our managed high-speed backbone. The backbone is interconnected to the Internet and to other network providers at Internet exchange points via private and public peering arrangements.

Network Operations Center -
Customer activity is managed and monitored 24-hours-a-day, 7-days-a-week providing secure and reliable service.

Satellite Connection -
Satellite caching feeds enhance the delivery of data to our customers.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               [        ] SHARES

                                [TELOCITY LOGO]

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                          DONALDSON, LUFKIN & JENRETTE

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Telocity, Inc. in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................    $39,600
NASD filing fee.............................................
Nasdaq National Market listing fee..........................
Printing and engraving costs................................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Blue Sky fees and expenses..................................
Transfer Agent and Registrar fees...........................
Miscellaneous expenses......................................
                                                                -------
          Total.............................................    $
                                                                =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

      The Eighth Article of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

      Article VIII of the Registrant's Amended and Restated Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

      The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Amended and Restated Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

      Since inception, we have issued unregistered securities to a limited number of persons as described below: (all share numbers and exercise prices in this Item 15 are adjusted for the 2 for 1 forward stock split effected on October 13, 1999.)

       (1) An aggregate of 2,560,000 shares of common stock was issued in a private placement in October 1997 to August Capital Associates L.P. and August Capital Strategic Partners, L.P. in connection with the Registrant's initial funding. The consideration received for such shares was $1,280.

       (2) An aggregate of 504,000 shares of our common stock in October 1997 to Aspen Internet Systems, Inc. in exchange for the execution of a patent license agreement. The consideration received for such shares was $252.

       (3) An aggregate of 7,100,000 shares of our common stock in December 1997 and June 1998 to Messrs. Olson, Solomon, Obenhuber, Grundy and Stepovich in connection with Founder Stock Purchase Agreements. The consideration received for such shares was $17,392.

       (4) An aggregate of 13,150,000 shares of Series A preferred stock in a private placement in July 1999 to entities affiliated with August Capital L.P. and Bessemer Venture Partners, as well as certain other purchasers pursuant to a Series A preferred stock Purchase Agreement. The consideration received for such shares was $6,575,000.

       (5) An aggregate of 13,181,818 shares of Series B preferred stock in a private placement in February and March 1999 to entities affiliated with August Capital L.P., Bessemer Venture Partners, Mohr, Davidow Ventures and RRE Investors, LLC, as well as certain other purchasers pursuant to Series B preferred stock Purchase Agreement. The consideration received for such shares was $14,500,000.

       (6) An aggregate of 24,332,061 shares of Series C preferred stock in a private placement in December 1999 to entities affiliated with NBC Internet, Inc., August Capital L.P., Bessemer Venture Partners, Mohr, Davidow Ventures and RRE Investors, LLC, as well as certain other purchasers pursuant to a Series C preferred stock Purchase Agreement. The consideration for such shares was $127,500,000.

       (7) From July 1998 through December 31, 1999, the Registrant granted stock options to purchase an aggregate of 10,615,660 shares of common stock to employees and consultants with aggregate exercise prices ranging from $0.05 to $3.00 per share pursuant to the Registrant's stock option plan. As of December 31, 1999, 9,629,134 shares of common stock have been issued upon exercise of options.

       (8) From March 1998 through December 1999 the Registrant issued to Comdisco, Inc. warrants to purchase an aggregate of 1,054,506 shares of preferred stock with an average exercise price of $1.23 per share in connection with an equipment lease financing.

       (9) In September 1998, the Registrant issued to Citizen's Telecom Services Company LLC a warrant to purchase 765,018 shares of common stock at an exercise price of $0.05 per share in connection with a letter of intent to engage in a joint development effort.

      (10) In March 1999, the Registrant issued to Vidovich-Cupertino Limited Partnership a warrant to purchase 50,000 shares of common stock at an exercise price of $0.11 per share in connection with a real property lease.

      (11) In May 1999 the Registrant issued to Meier Mitchell & Company a warrant to purchase 252,272 shares of preferred stock at an exercise price of $1.10 per share in connection with an equipment lease financing.

      (12) In June 1999, the Registrant issued to Heidrick & Struggles, Inc. a warrant to purchase 268,856 shares of common stock at an exercise price of $0.35 per share in connection with an executive search.

      (13) In November 1999, the Registrant issued to Ranbach Music, Ltd. a warrant to purchase 20,000 shares of common stock at a price of $1.50 per share in connection with a license for the Registrant to use certain music in connection with its marketing and other efforts.

      (14) In November 1999, the Registrant issued to The Sobrato Group a warrant to purchase 15,000 shares of common stock at an exercise price of $1.50 per share in connection with a real property lease.

      (15) In November 1999, in connection with bridge loans in advance of the close of the Registrant's Series C preferred stock financing, the Registrant issued to Ms. Hart and Mr. Olson warrants for 19,084 shares and 28,626 shares of preferred stock, respectively, with an exercise price of $5.24 per share.

      (16) In November 1999 the Registrant issued to Point Financial, Inc. a warrant to purchase 32,599 shares of preferred stock at an exercise price of $4.91 per share in connection with an equipment lease financing.

      (17) In December 1999 the Registrant issued to the National Broadcasting Company, Inc. and NBC Internet, Inc. warrants for 850,191 shares and 1,039,122 shares of preferred stock, respectively, with an exercise price of $5.24 per share.

      For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Related Party Transactions" in the form of prospectus included herein. The sales of the above securities were deemed to be exempt from registration in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation, or in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Telocity or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (A) EXHIBITS

EXHIBIT
NUMBER
-------
 1.1*     Form of Underwriting Agreement
  3.1*    Restated Certificate of Incorporation of Registrant
 3.2*     Bylaws of Registrant
 4.1*     Specimen of stock certificates
 5.1*     Opinion of Gray Cary Ware & Freidenrich LLP
 5.2*     Opinion of Patton Boggs, LLP
10.1      Form of Indemnification Agreement between Registrant and
          each of its directors and officers
10.2*     2000 Equity Incentive Plan and form of agreements thereunder
10.3*     2000 Employee Stock Purchase Plan
10.4*     2000 Outside Directors Stock Plan and form of agreements
          thereunder
10.5+     Lease between Registrant and Vidovich-Cupertino Limited
          Partnership
10.6+     Lease between Registrant and Lee Li Chun Koo
10.7+     Lease between Registrant and The Sobrato Group
10.8      Second Amended and Restated Investors' Rights Agreement
10.9+     Product Manufacturing Agreement between Registrant and
          Wellex Corporation
10.10+    Agreement for Services between Registrant and Telamon-IMS,
          Inc.
10.11+    Agreement for Services between Registrant and the Sutherland
          Group, Ltd.
10.12     Employment Agreement between Registrant and Patti Hart
10.13     Employment Agreement between Registrant and Peter Olson
10.14     Employment Agreement between Registrant and Jim Morrissey
10.15     Employment Agreement between Registrant and Thomas Obenhuber
10.16     Employment Agreement between Registrant and James Rohrer
10.17     Employment Agreement between Registrant and Matthew
          Stepovich

EXHIBIT
NUMBER
-------
 10.18    Employment Agreement between Registrant and Regina Wiedemann
10.19     Employment Agreement between Registrant and Kevin Grundy
10.20     Employment Agreement between Registrant and Jef Raskin
10.21     Employment Agreement between Registrant and Andrew Robinson
10.22     Employment Agreement between Registrant and Edward Hayes
10.23     Employment Agreement between Registrant and Scott Martin
10.24     Consultants Stock Option Plan and form of agreements
          thereunder
10.25+    Market Development Agreement between Registrant and
          BellSouth Business Systems, Inc.
10.26+    Private Line Service Level Agreement between Registrant and
          Level 3 Communications, LLC
10.27+    Private Line Service Agreement between Registrant and MCI
          WorldCom Communications, Inc.
10.28+    Operating Agreement between Registrant and NBC Internet,
          Inc.
10.29+    Advertising Agreement between Registrant and the National
          Broadcasting Company, Inc.
10.30+    Advertising Agreement between Registrant and NBC Internet,
          Inc.
10.31     Founder Stock Purchase Agreement between Registrant and
          Peter Olson dated December 23, 1997
10.32     Founder Stock Purchase Agreement between Registrant and
          Michael Solomon dated December 23, 1997
10.33     Founder Stock Purchase Agreement between Registrant and
          Thomas Obenhuber dated December 23, 1997
10.34     Founder Stock Purchase Agreement between Registrant and
          Matthew Stepovich dated December 23, 1997
10.35     Founder Stock Repurchase Agreement between Registrant and
          Peter Olson dated June 1, 1998
10.36     Founder Stock Repurchase Agreement between Registrant and
          Michael Solomon dated June 1, 1998
10.37     Founder Stock Purchase Agreement between Registrant and
          Kevin Grundy dated June 10, 1998
10.38     Founder Stock Purchase Agreement between Registrant and
          Thomas Obenhuber dated June 10, 1998
10.39     Founder Stock Purchase Agreement between Registrant and
          Matthew Stepovich dated June 10, 1998
21.1      Subsidiaries of the Registrant
23.1      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants
23.2*     Consent of Counsel (see Exhibit 5.1)
24.1      Power of Attorney (see page II-     )
27.1      Financial Information Schedules

---------------
+ Confidential treatment has been requested for certain portions of this exhibit. The omitted portions have been separately filed with the Commission.

* To be filed by amendment.

      (B) FINANCIAL STATEMENT SCHEDULES

       None.Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

      The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on the 7th day of January 2000.

                                          Telocity, Inc.

                                          By: /s/ PATTI HART
                                            ------------------------------------
                                          Patti Hart, President and
                                          Chief Executive Officer

                               POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patti Hart and Edward Hayes and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----
               /s/ PATTI HART                    President, Chief Executive           January 7, 2000
---------------------------------------------      Officer and Director (Principal
                 Patti Hart                        Executive Officer)

              /s/ EDWARD HAYES                   Executive Vice President and         January 7, 2000
---------------------------------------------      Chief Financial Officer
                Edward Hayes                       (Principal Financial and
                                                   Accounting Officer)

               /s/ DAVID COWAN                   Director                             January 7, 2000
---------------------------------------------
                 David Cowan

               /s/ PETER OLSON                   Executive Vice President, Chief      January 7, 2000
---------------------------------------------      Technical Officer and Director
                 Peter Olson

            /s/ ANDREW RAPPAPORT                 Director                             January 7, 2000
---------------------------------------------
              Andrew Rappaport

             /s/ EDMOND SANCTIS                  Director                             January 7, 2000
---------------------------------------------
               Edmond Sanctis

             /s/ MICHAEL SOLOMON                 Director                             January 7, 2000
---------------------------------------------
               Michael Solomon

             /s/ RANDALL STRAHAN                 Director                             January 7, 2000
---------------------------------------------
               Randall Strahan

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------
 1.1*     Form of Underwriting Agreement
  3.1*    Restated Certificate of Incorporation of Registrant
 3.2*     Bylaws of Registrant
 4.1*     Specimen of stock certificates
 5.1*     Opinion of Gray Cary Ware & Freidenrich LLP
 5.2*     Opinion of Patton Boggs, LLP
10.1      Form of Indemnification Agreement between Registrant and
          each of its directors and officers
10.2*     2000 Equity Incentive Plan and form of agreements thereunder
10.3*     2000 Employee Stock Purchase Plan
10.4*     2000 Outside Directors Stock Plan and form of agreements
          thereunder
10.5+     Lease between Registrant and Vidovich-Cupertino Limited
          Partnership
10.6+     Lease between Registrant and Lee Li Chun Koo
10.7+     Lease between Registrant and The Sobrato Group
10.8      Second Amended and Restated Investors' Rights Agreement
10.9+     Product Manufacturing Agreement between Registrant and
          Wellex Corporation
10.10+    Agreement for Services between Registrant and Telamon-IMS,
          Inc.
10.11+    Agreement for Services between Registrant and the Sutherland
          Group, Ltd.
10.12     Employment Agreement between Registrant and Patti Hart
10.13     Employment Agreement between Registrant and Peter Olson
10.14     Employment Agreement between Registrant and Jim Morrissey
10.15     Employment Agreement between Registrant and Thomas Obenhuber
10.16     Employment Agreement between Registrant and James Rohrer
10.17     Employment Agreement between Registrant and Matthew
          Stepovich
10.18     Employment Agreement between Registrant and Regina Wiedemann
10.19     Employment Agreement between Registrant and Kevin Grundy
10.20     Employment Agreement between Registrant and Jef Raskin
10.21     Employment Agreement between Registrant and Andrew Robinson
10.22     Employment Agreement between Registrant and Edward Hayes
10.23     Employment Agreement between Registrant and Scott Martin
10.24     Consultants Stock Option Plan and form of agreements
          thereunder
10.25+    Market Development Agreement between Registrant and
          BellSouth Business Systems, Inc.
10.26+    Private Line Service Level Agreement between Registrant and
          Level 3 Communications, LLC
10.27+    Private Line Service Agreement between Registrant and MCI
          WorldCom Communications, Inc.
10.28+    Operating Agreement between Registrant and NBC Internet,
          Inc.
10.29+    Advertising Agreement between Registrant and the National
          Broadcasting Company, Inc.
10.30+    Advertising Agreement between Registrant and NBC Internet,
          Inc.
10.31     Founder Stock Purchase Agreement between Registrant and
          Peter Olson dated December 23, 1997
10.32     Founder Stock Purchase Agreement between Registrant and
          Michael Solomon dated December 23, 1997

EXHIBIT
NUMBER
-------
 10.33    Founder Stock Purchase Agreement between Registrant and
          Thomas Obenhuber dated December 23, 1997
10.34     Founder Stock Purchase Agreement between Registrant and
          Matthew Stepovich dated December 23, 1997
10.35     Founder Stock Repurchase Agreement between Registrant and
          Peter Olson dated June 1, 1998
10.36     Founder Stock Repurchase Agreement between Registrant and
          Michael Solomon dated June 1, 1998
10.37     Founder Stock Purchase Agreement between Registrant and
          Kevin Grundy dated June 10, 1998
10.38     Founder Stock Purchase Agreement between Registrant and
          Thomas Obenhuber dated June 10, 1998
10.39     Founder Stock Purchase Agreement between Registrant and
          Matthew Stepovich dated June 10, 1998
21.1      Subsidiaries of the Registrant
23.1      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants
23.2*     Consent of Counsel (see Exhibit 5.1)
24.1      Power of Attorney (see page II-     )
27.1      Financial Information Schedules

---------------
+ Confidential treatment has been requested for certain portions of this exhibit. The omitted portions have been separately filed with the Commission.

* To be filed by amendment.